Exhibit 99.163

TRUSTEES OF THE FAIER FAMILY TRUST AND THE FAIER (2013) FAMILY TRUST;
TRUSTEES OF THE JOHNSON FAMILY TRUST AND THE JOHNSON (2013) FAMILY
TRUST; TRUSTEES OF THE FIPKE II FAMILY TRUST & AMF HOLDINGS LTD.

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ASAPH FIPKE, KEN FAIER & CHARLES (CHUCK) JOHNSON

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DHX MEDIA LTD.

AGREEMENT FOR THE PURCHASE OF ALL OF THE SHARES OF
NERD CORPS ENTERTAINMENT INC.

Dated as of December 1, 2014

PURCHASE AGREEMENT

This Agreement dated as of December 1, 2014 is made

BETWEEN

TRUSTEES OF THE FAIER FAMILY TRUST and THE FAIER (2013) FAMILY TRUST, each a trust under the laws of British Columbia

(“Faier Trusts”)

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TRUSTEES OF THE JOHNSON FAMILY TRUST and THE JOHNSON (2013) FAMILY TRUST, each a trust under the laws of British Columbia

(“Johnson Trusts”)

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TRUSTEES OF THE FIPKE II FAMILY TRUST, a trust under the laws of British Columbia

(“Fipke Trust”)

- and –

AMF HOLDINGS LTD., a corporation under the laws of British Columbia

(“Fipke Holdco”, and together with Faier Family Trusts, Johnson Family Trusts, Johnson, Fipke Trust and Fipke, collectively, the “Vendors”)

- and –

ASAPH FIPKE, an individual resident in Vancouver, British Columbia

(“Fipke”)

- and –

KEN FAIER, an individual resident in Toronto, Ontario

(“Faier”)

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CHARLES (CHUCK) JOHNSON, an individual resident in Vancouver, British Columbia

(“Johnson”, and together with Fipke and Faier, the “Principals”)

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DHX MEDIA LTD., a corporation continued under the laws of Canada

(the “Purchaser”).

RECITALS

A.	The Faier Trusts own all of the issued and outstanding shares of Faier Holdings Ltd., a company formed under the laws of the Province of British Columbia (“Faier Holdco”).

B.	Johnson and The Johnson Trusts own all of the issued and outstanding shares of C. Johnson Holdings Ltd., a company formed under the laws of the Province of British Columbia (“Johnson Holdco”).

C.	The Vendors are collectively the registered and beneficial owners of all of the issued and outstanding shares in the capital stock of Nerd Corps Entertainment Inc. (“Nerd Corps”), Faier Holdco and Johnson Holdco, respectively, as set out on Schedule 4.1(f) (Ownership of Purchased Shares) hereto.

D.	The Principals are directly and indirectly the beneficial owners of all of the issued and outstanding shares in the capital stock of the Vendors or otherwise control the Vendors.

E.	The Purchaser is willing to purchase and the Vendors are willing to sell to the Purchaser all of the issued and outstanding shares of capital stock of the Nerd Corps, Faier Holdco and Johnson Holdco as set out opposite such Vendors’ name on Schedule 4.1(f) (Ownership of Purchased Shares) (collectively, the “Purchased Shares”) on and subject to the terms and conditions of this Agreement (the “Transaction”).

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Agreement:

(a)	“Affiliate” has the meaning given to it in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators and “Affiliated” has a corresponding meaning.

(b)	“Agreement” means this share purchase agreement and all the Schedules attached hereto.

(c)	“Applicable Law” means any federal, state, provincial, local, municipal, or foreign, Order, constitution, law, ordinance, rule, regulation, statute or treaty of any Governmental Authority binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of that Person.

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(d)	“Benefit Plans” means all plans, agreements, programs, policies, undertakings, or other arrangements with respect to some or all of the current directors, officers or employees of the Purchased Companies and their respective beneficiaries to the extent applicable, funded or unfunded, which provide for or relate to:

(i)	bonus, commission, profit sharing or deferred profit sharing, performance compensation, deferred or incentive compensation, share compensation, share purchase or share option purchase, share appreciation rights, phantom stock, restricted stock, retention, employee loans, thrift, savings, or any other compensation in addition to wages;

(ii)	retirement or retirement savings, including, without limitation, pension plans, pensions, supplemental pensions, retirement savings plans and retirement compensation arrangements; or

(iii)	insured or self-insured welfare or “fringe” benefits, including short term disability and long term disability, hospitalization, health, welfare, eye care, mortgage assistance, medical or dental treatments or expenses, life insurance, accident, death or survivor’s benefits, supplementary employment insurance.

(e)	“Board” means the board of directors of the Purchaser.

(f)	“Books and Records” of a Party means the Financial Records and all other books, records and files of such Party and its Subsidiaries, including drawings, engineering information, manuals and data, sales and advertising materials, sales and purchase orders, trade association files, research and development records, lists of present and former, personnel, employment and other records, and the minute books of such Party and its Subsidiaries and all records, data and information stored electronically, digitally or on computer-related media.

(g)	“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Toronto, Ontario or in the City of Vancouver, British Columbia.

(h)	“Business Premises” means all real property that is leased, subleased, licensed or otherwise occupied by the Purchased Companies in the ordinary course of the Purchased Companies Business.

(i)	“Claim” means:

(i)	any suit, action, dispute, investigation, claim, arbitration, order, summons, charge, demand or prosecution, whether legal or administrative;

(ii)	any other proceeding; or

(iii)	any appeal or application for review;

at law or in equity or before or by any Governmental Authority.

(j)	“Closing” means the completion of the Transaction.

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(k)	“Closing Cash Payment has the meaning given to it in Section 2.3(c).

(l)	“Closing Date” has the meaning given to it in Section 2.4.

(m)	“Closing Date Balance Sheet” means the unaudited consolidated balance sheet of the Purchased Companies (excluding Faier Holdco and Johnson Holdco), including for greater certainty a calculation of the Working Capital, and review engagement report as of the close of business on the day immediately prior to the Closing Date, prepared by the Purchaser’s accountants, PricewaterhouseCoopers LLP, in accordance with ASPE and Schedule 1.1(mmmm), applied on a basis consistent with the preparation of the Financial Statements.

(n)	“Closing Date Balance Sheet Determination Date” means the date as determined pursuant to Section 3.1.

(o)	“Closing Time” means 9:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as may be agreed to by the Parties in writing.

(p)	“Confidential Information” means, in relation to any Party (the “Discloser”):

(i)	all information, in whatever form communicated or maintained, whether orally, in writing, electronically, in computer readable form or otherwise, that the Discloser or its Affiliates discloses or makes available to, or that is gathered for inspection by, a Party (the “Recipient”) or any of the Recipient’s Representatives in the course of the Recipient’s review of the transaction contemplated by this Agreement, whether provided before or after the Closing Date, including information that contains or otherwise reflects information concerning the Discloser or its Affiliates or their businesses, affairs, financial condition, assets, liabilities, operations, prospects or activities, and specifically includes financial information, budgets, business plans, ways of doing business, business results, prospects, customer lists, forecasts, engineering reports, environmental reports, evaluations, legal opinions, names of venture partners and contractual parties, and any information provided to the Discloser by third parties under circumstances in which the Discloser has an obligation to protect the confidentiality of such information;

(ii)	all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any Confidential Information regardless of the identity of the Person preparing the same;

(iii)	the existence and terms of this Agreement;

(iv)	the fact that information has been disclosed or made available to the Recipient or the Recipient’s Representatives; and

(v)	the fact that discussions or negotiations are or may be taking place with respect to the Transaction, the proposed terms of the Transaction and the status of any discussions or negotiations under this Agreement;

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but does not include any information that:

(vi)	is at the time of disclosure or making available to the Recipient or thereafter becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient’s Representatives in breach of this Agreement;

(vii)	is or was received by the Recipient on a non-confidential basis from a source other than the Discloser or its Representatives if such source is not prohibited from disclosing the information to the Recipient by a confidentiality agreement with, or other confidentiality obligation to, the Discloser; or

(viii)	was known by the Recipient or was independently developed by the Recipient prior to disclosure or making available in connection with the transactions contemplated by this Agreement, as established by Recipient’s business records, and was not subject to any confidentiality obligation imposed on the Recipient.

(q)	“Confidentiality Agreement” means the confidentiality agreement dated July 22, 2014 between the Purchaser and Nerd Corps.

(r)	“Consideration Shares” means 2,693,748 common voting shares (listed on the TSX under the symbol dhx.b) in the capital of the Purchaser.

(s)	“Constating Documents” means, with respect to any Person which is not an individual, its articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, letters patent, supplementary letters patent, by-laws, partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trusts, pooling agreements and similar contracts, arrangements and understandings applicable to the Person’s Equity Interests, all as amended, supplemented, restated and replaced from time to time.

(t)	“Contract” means any contract, agreement, lease or arrangement to which a Party or its Subsidiaries is a party or by which a Party or any of its Subsidiaries or any of their respective properties, assets or the business is bound or under which such Party or any of its Subsidiaries has rights.

(u)	“CRA” means the Canada Revenue Agency or any successor agency and any similar provincial agency.

(v)	“Damages” means, in respect of any matter, any loss, cost, liability, loss, claim, damage or other out-of-pocket expense (whether or not involving a Third Party Claim) including reasonable costs, fees and expenses of legal counsel, arising as a consequence of that matter.

(w)	“Direct Claim” has the meaning given to it in Section 8.5.

(x)	“Employee” means an individual who is employed by Purchased Companies with or without a written employment agreement.

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(y)	“Employment Agreements” means each of the employment agreements to be entered into at Closing between the Purchaser and xxxxx XXXXX

*Identity redacted as containing personal information

(z)	“Environmental Law” means any and all federal, provincial or local laws relating to the protection of human health and safety, the environment or natural resources or the handling, use, storage, transport, disposal or release of any Hazardous Substances, in each case as in effect from time to time prior to the Closing.

(aa)	“Equity Interests” means, with respect to any Person, any and all present and future shares, units, trust units, partnership or other interests, participations or other equivalent rights in that Person’s equity or capital, however designated and whether voting or non-voting.

(bb)	“Escrow Agent” means Computershare Trust Company of Canada.

(cc)	“Escrow Agreement” means the escrow agreement to be executed at the Closing by the Vendors, the Purchaser and the Escrow Agent.

(dd)	“Escrow Shares” means xxxxx XXXXX of the Consideration Shares.

*Amount redacted as containing commercially sensitive information

(ee)	“Final Working Capital Amount” has the meaning given to it in Section 3.1.

(ff)	“Financial Statements” means the reviewed consolidated financial statements of Nerd Corps dated December 31, 2013 attached as Schedule 1.1(FF).

(gg)	“Governmental Authority” means:

(i)	any domestic or foreign government, whether national, federal, provincial, state, territorial, commonwealth, municipal, district, local or other jurisdiction of any nature (whether administrative, legislative, executive or otherwise);

(ii)	any person, agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, police, prosecutorial or administrative powers or functions of, or pertaining to, government;

(iii)	any arbitrator, court, commission, or other body having adjudicative, regulatory, judicial, administrative or similar functions; and

(iv)	any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including the CRTC and any stock or other securities exchange.

(hh)	“Hazardous Substances” means any substances defined as “hazardous” or “toxic” or any other term of similar import under any Environmental Laws.

(ii)	“Income Tax” means any Tax imposed upon or measured by net income or gross income (excluding any tax based solely on gross receipts).

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(jj)	“Income Tax Return” means a Tax Return with respect to Income Taxes.

(kk)	“Indebtedness” means, as to any Person, without duplication, (i) the principal of, interest accrued on and any other premiums or penalties with respect to (A) indebtedness for money borrowed by such Person and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments of such Person representing extensions of credit; (ii) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person; (iii) reimbursement obligations of such Person in respect of letters of credit or similar credit transactions securing obligations of a Person or of a type described in clauses (i) (ii), and (iii), but only to the extent of the obligation secured; (iv) obligations of such Person to pay rent under any lease of real or personal property, which obligations are required to be classified and accounted for as a capital lease on a balance sheet prepared in accordance with ASPE, and the amount of such obligations will be the capitalized amount thereof determined in accordance with ASPE; (v) the long-term portion of any current liabilities not identified in (i) and (iv) above; and (vi) other long-term liabilities, but, for greater certainty, excluding any current liabilities other than any current portion of long term debt, if any. Provided however, Indebtedness shall not include the Promissory Notes issued to the PN Holders.

(ll)	“Indemnified Party” means one or more of the Purchaser’s Indemnified Parties or the Vendors’ Indemnified Parties, as the case may be, entitled to indemnification pursuant to Article 8.

(mm)	“Indemnifying Party” means, in relation to an Indemnified Party, the Party that is required to indemnify such Indemnified Party pursuant to Article 8.

(nn)	“Independent Auditor” means Ernst & Young (EY).

(oo)	“Intellectual Property” means all intellectual property of any kind whatsoever and wheresoever situate, including intangibles, domain names, all security interests, goodwill, choses in action and other contractual benefits and all trademarks, trade mark registrations and pending trade mark applications, patents and pending patent applications, copyrights and other intellectual property, including:

(i)	copyrights in any original works and all rights in any works of authorship not subject to copyright, design elements, ordering of content, graphic user interface, ideas or concepts, treatments, drafts or fictitious characters and any renewals, extensions, and resuscitations thereof and the right to sue and recover for past infringements and other violations;

(ii)	trade-marks, including both registered and unregistered trade-marks and service marks, designs, logos, indicia, distinguishing guises, trade dress, trade names, business names, any other source or business identifiers, and all goodwill associated with the foregoing and the right to sue and recover for past infringements, dilution, and other violations; and

(iii)	trade secrets, confidential information and know-how, innovations, processes, technology, reports and studies, data, business information, research designs, research results, patents, patent applications and notes, prototypes, drawings and design and construction specifications.

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(pp)	“Licence” means any licence, permit, authorization, approval or other evidence of authority issued or granted, conferred, or otherwise created, by any Governmental Authority.

(qq)	“Lien” means any lien, mortgage, charge, pledge, security interest, prior assignment, right to possession, encumbrance or other interest in property of any nature that in substance secures payment or performance of an obligation.

(rr)	“Material Adverse Change” or “Material Adverse Effect” means any change, effect, event or occurrence that is or would reasonably likely be material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations, businesses, operations or results of operations of the Purchased Companies taken as a whole, excluding, in each case, any change to the extent that it results directly from or relates directly to (a) changes in Canadian or international general economic or political conditions, credit markets or capital markets, (b) changes in conditions affecting the industry in which the Purchased Companies operate, (c) the announcement or pendency of the transactions contemplated under this Agreement, (d) compliance with the terms of this Agreement or actions taken with the prior written consent, or at the request, of the Purchaser, (e) any changes in any Applicable Laws or ASPE or the interpretation, application or non-application of any Applicable Laws or ASPE by any Governmental Authority or self-regulatory authority, including any changes in applicable accounting requirements or principles or (f) acts of war, terrorism, emergencies, natural disasters, civil unrest or similar event, provided, in the case of clauses (a), (b), (e) or (f) that such change does not affect the Purchased Companies in a manner that is materially disproportionate to the effect on other companies of a similar size operating in the same industry as the Purchased Companies.

(ss)	“Nerd Corps” has the meaning given to it in the Recitals.

(tt)	“Nerd Corps Subsidiaries” means, collectively, Nerd Corps’ wholly-owned subsidiary companies as set out in Schedule 1.1(tt).

(uu)	“Non-Competition Agreements” means each of the non-competition agreements to be entered into at Closing between the Purchaser and each of the Principals pursuant to Section 6.1(k).

(vv)	“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

(ww)	“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

(xx)	“Permitted Liens” means:

(i)	Liens for Taxes, fees, levies, duties, or other governmental charges and utilities that are not yet delinquent or are being contested in good faith by appropriate proceedings if adequate provision has been made for their payment in accordance with ASPE;

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(ii)	Liens arising in the ordinary course of business under contracts with broadcasters, licensees and distributors in favour of such broadcasters, licensees and distributors to secure, among other things, covenants, obligations, liabilities, debts and the performance of the obligations of a Purchased Company to such broadcasters, licensees and distributors in connection with productions, the quiet enjoyment of the licensed rights granted to such broadcasters, licensees and distributors and, if applicable, the right to recoup any advances and minimum guarantees paid by such broadcasters, licensees and distributors;

(iii)	Liens in favour of UBCP and the Directors’ Guild and any other similar union or collective bargaining organization in respect of media productions;

(iv)	easements, encroachments and other minor imperfections of title which do not, individually or in the aggregate, detract from the value of or impair the use or marketability of any real property; and

(v)	the Liens listed in Schedule 1.1(xx).

(yy)	“Permitted Production Financing” means ordinary course production debt incurred by the Purchased Companies in the course of carrying out the Purchased Companies Business, all as set out in Schedule 1.1(yy).

(zz)	“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity.

(aaa)	“Personal Information” means information in the possession, custody or control of a relevant Party about an identifiable individual that is subject to Privacy Law.

(bbb)	“PN Holders” means xxxxx XXXXX or any of their respective successors or assigns.

*Identities redacted as containing personal information

(ccc)	“Premises Lease” means a lease, an agreement to lease, a sublease, a licence agreement or an occupancy or other agreement under which a Purchased Company has the right to use or occupy any Business Premises and which has, as of the date hereof, a remaining term in excess of one year.

(ddd)	“Pre-Closing Dividend” means the dividend issued by Nerd Corps prior to Closing to Fipke Trust, Faier Holdco and Johnson Holdco in the aggregate amount of $5,000,000, which Pre-Closing Dividend shall be subsequently allocated to the PN Holders.

(eee)	“Principals” has the meaning given to it in the preamble to the Agreement.

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(fff)	“Privacy Law” means Applicable Law of Canada, or any province or territory thereof to which a relevant Party is subject relating to privacy and the collection, use and disclosure of Personal Information.

(ggg)	“Promissory Notes” means the promissory notes issued by Nerd Corps to each of Fipke Trust, Faier Holdco and Johnson Holdco, and subsequently assigned to the PN Holders, in an aggregate amount equal to $5,000,000 evidencing the Pre-Closing Dividend payable, which Promissory Notes shall be assumed and paid by the Purchaser at Closing pursuant to the Promissory Note Assignment and Assumption Agreement.

(hhh)	“Promissory Note Assignment and Assumption Agreement” means the assignment and assumption agreement entered into by Nerd Corps and the Purchaser at Closing relating to the Promissory Notes, in a form reasonably satisfactory to the Purchaser and the Vendors.

(iii)	“Purchase Price” has the meaning given to it in Section 2.2.

(jjj)	“Purchased Companies” means collectively Nerd Corps, Faier Holdco, Johnson Holdco and all of the Nerd Corps Subsidiaries.

(kkk)	“Purchased Companies Business” means the business of Purchased Companies, taken as a whole, as conducted as of the date hereof.

(lll)	“Purchased Companies Intellectual Property” means the Purchased Companies Licensed Intellectual Property and the Purchased Companies Owned Intellectual Property.

(mmm)	“Purchased Companies Licensed Intellectual Property” means all Intellectual Property not owned by the Purchased Companies and used by, licensed to or in the possession of the Purchased Companies in the operation of the Purchased Companies Business as same is currently conducted, except for generally available boilerplate, click-through, or shrink-wrap non-exclusive licenses entered into by the Purchased Companies in the ordinary course of business and which do not constitute Purchased Companies Material Contracts.

(nnn)	“Purchased Companies Material Contracts” means each of the following types of contract to which any Purchased Company is a party: (i) all credit facilities, loan agreements, guarantees or agreements that create Indebtedness of a Purchased Company or by which security over any material portion of a Purchased Company’s assets is granted or by which a Purchased Company are or may become liable for the Indebtedness of any other Person; (ii) any partnership, royalty, option or joint venture agreement of a Purchased Company; (iii) any contracts that involve or contemplate the payment to or by a Purchased Company of xxxxx XXXXX or more on an annual basis (excluding employment contracts); (iv) any distribution agreements or other licenses or grants of any rights of any Purchased Companies Owned Intellectual Property; and (v) any contracts with UBCP and the Directors’ Guild and any other similar union or collective bargaining organization in respect of media productions.

*Amount redacted as containing commercially sensitive information

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(ooo)	“Purchased Companies Owned Intellectual Property” means all Intellectual Property owned by the Purchased Companies and used in the operation of or for the benefit of the Purchased Companies Business.

(ppp)	“Purchased Shares” has the meaning given to it in Recital E.

(qqq)	“Purchaser” has the meaning given to it in the preamble to the Agreement.

(rrr)	“Purchaser’s Indemnified Parties” means the Purchaser and its Affiliates and their respective successors and assigns.

(sss)	“Receivables” means all accounts receivable, bills receivable, trade accounts, book debts, tax credit receivables and insurance claims of the Purchased Companies together with any unpaid interest accrued on such items and any security or collateral for such items, including recoverable deposits.

(ttt)	“Regulatory Approval” means any approval, consent, ruling, authorization, notice, filing, waiver permit or acknowledgement to or from any Governmental Authority.

(uuu)	“Representative” when used with respect to a Party means each director, officer, employee, agent, consultant, adviser and other representative of that Party.

(vvv)	“Specific Indemnity” has the meaning given to it in Section 8.1(b).

(www)	“Subsidiary” has the meaning given to it in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators.

(xxx)	“Tax Act” means the Income Tax Act (Canada), as amended.

(yyy)	“Taxes” means all taxes, however denominated, imposed by any Governmental Authority including federal, state, provincial, local or foreign income, franchise, gross receipts, license, payroll, employment, employer health, alternative, excise, severance, stamp, occupation, windfall profits, environmental, capital stock, capital, capital gains, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, ad valorem, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax or obligation of the same or similar nature of any kind whatsoever imposed by any Governmental Authority, including any interest, fine, penalty, or addition thereto, whether disputed or not.

(zzz)	“Tax Returns” means all returns, information returns, reports, documents, declarations or any filing required to be supplied to any taxing authority or Governmental Authority relating to Taxes, or which is required to be filed with a Governmental Authority whether or not related to Taxes, including any schedule or attachment, including any amendment thereof, and any application or request for the extension of time in which to file any of the foregoing.

(aaaa)	“Third Party Claim” has the meaning given to it in Section 8.6(a).

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(bbbb)	“Third Party Consent” has the meaning given to it in Section 5.1.

(cccc)	“Threshold” has the meaning given to it in Section 8.4(b).

(dddd)	“Transaction” has the meaning ascribed thereto in Recital E.

(eeee)	“Transaction Costs” of a Party means the external and verifiable costs and expenses (including any Taxes imposed on such costs and expenses) of such Party incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and in connection with the Transaction, including the fees and disbursements of legal counsel, bankers, investment bankers and accountants, notwithstanding such invoices may be issued to and in the name of any Purchased Company.

(ffff)	“TSX” means the Toronto Stock Exchange.

(gggg)	“UBCP” means the Union of British Columbia Performers.

(hhhh)	xxxxx XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

(iiii)	xxxxx XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Defined term relevant to specific indemnity redacted as containing commercially sensitive information

(jjjj)	“Vendors” has the meaning given to it in the preamble to the Agreement.

(kkkk)	“Vendors’ Indemnified Parties” means each of the Vendors, their successors and assigns and for each of the Principals means such Principal, his legal heirs, executors, administrators and other legal representatives.

(llll)	xxxxx XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Defined term relevant to specific indemnity redacted as containing commercially sensitive information

(mmmm)	“Working Capital” means the current assets less current liabilities of the Purchased Companies as shown on the Closing Date Balance Sheet, calculated as in accordance with, and adjusted as set out in Schedule 1.1(mmmm).

(nnnn)	“Working Capital Payment” has the meaning given to it in Section 2.3(d).

1.2	Accounting Principles.

(a)	Whenever reference is made in this Agreement to a calculation to be made or financing statements or documents to be prepared in accordance with “Accounting Standards for Private Enterprises” or “ASPE”, such reference will be deemed to be to the generally accepted accounting principles and Accounting Standards for Private Enterprises from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made or such financial statements or documents are prepared or required to be prepared in accordance with generally accepted accounting principles and Accounting Standards for Private Enterprises.

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(b)	Whenever reference is made in this Agreement to a calculation to be made or financing statements or documents to be prepared in accordance with “International Financial Reporting Standards” or “IFRS”, such reference will be deemed to be to the generally accepted accounting principles for International Financial Reporting Standards from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made or such financial statements or documents are prepared or required to be prepared in accordance with generally accepted accounting principles for International Financial Reporting Standards.

1.3	Actions on Non-Business Days.

If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action will be considered to have been made or taken in compliance with this Agreement if performed on the next succeeding Business Day.

1.4	Currency and Payment Obligations.

All dollar amounts referred to in this Agreement are stated in Canadian dollars and any payment contemplated by this Agreement will be made by cash, certified cheque, wire transfer or any other method that provides immediately available funds.

1.5	Calculation of Time.

In this Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Vancouver time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period will be deemed to expire at 5:00 p.m. Vancouver time on the next succeeding Business Day.

1.6	Additional Rules of Interpretation.

(a)	Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(b)	Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(c)	Section References. Unless the context requires otherwise, references in this Agreement to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits of this Agreement.

(d)	Words of Inclusion. The words following “include”, “includes” or “including” will not be considered to set forth an exhaustive list.

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(e)	References to this Agreement. The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions will be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(f)	Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder and all applicable guidelines, bulletins or policies made in connection therewith and which are legally binding, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision will be read as referring to such amended, re-enacted, consolidated or replaced provision.

(g)	Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(h)	Ordinary Course. The term “ordinary course”, when used in relation to the conduct by the Purchased Companies of the Purchased Companies Business or the conduct of business by any other Person, means any transaction which constitutes an ordinary day-to-day business activity, conducted in a commercially reasonable and businesslike manner, and consistent with past practice.

(i)	Threatened. Whenever in this Agreement reference is made to a Claim or other matter that is “threatened” it will mean that a written demand has been made.

(j)	Knowledge. Any and all references herein to the knowledge of the Vendors will mean the actual knowledge of the Vendors after reasonable inquiry with the Principals or Elyot Waller. Any and all references herein to the knowledge of the Purchaser will mean the actual knowledge of the Purchaser after reasonable inquiry with Dana Landry, CEO or Keith Abriel, CFO.

1.7	Schedules.

The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

(a)	Schedule 1.1(ff) – Financial Statements

(b)	Schedule 1.1(tt) – Nerd Corps Subsidiaries

(c)	Schedule 1.1(xx) – Permitted Liens

(d)	Schedule 1.1(yy) – Permitted Production Financing

(e)	Schedule 1.1(mmmm) – Working Capital

(f)	Schedule 2.2 – Purchase Price Allocation

(g)	Schedule 4.1(f) – Ownership of Purchased Shares

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(h)	Schedule 4.1(g) – Organization of Purchased Companies

(i)	Schedule 4.1(l) – Affiliate Liabilities

(j)	Schedule 4.1(q) – Purchased Companies Material Contracts

(k)	Schedule 4.1(s)(i) – Owned Intellectual Property Except Copyright

(l)	Schedule 4.1(s)(ii) – Limits on Intellectual Property Ownership

(m)	Schedule 4.1(s)(v) – Licensed Intellectual Property

(n)	Schedule 4.1(s)(vii) –Intellectual Property Violations

(o)	Schedule 4.1(t) – Licences and Compliance with Applicable Law

(p)	Schedule 4.1(u) – Banking Information

(q)	Schedule 4.1(w) – Absence of Conflicting Agreements

(r)	Schedule 4.1(x) – Claims

(s)	Schedule 4.1(ee) – Employment Matters

(t)	Schedule 4.1(ee)(viii) – Employees

(u)	Schedule 4.1(ff) – Benefit Plans

(v)	Schedule 4.1(gg) – Transactions with Affiliates

(w)	Schedule 4.1(hh) – Taxes

(x)	Schedule 4.1(jj) – Absence of Certain Changes or Events

ARTICLE 2

PURCHASE OF PURCHASED SHARES

2.1	Purchase and Sale.

On and subject to the terms and conditions of this Agreement, at the Closing the Vendors will sell, and the Purchaser will purchase from the Vendors, the Purchased Shares free and clear of all Liens.

2.2	Purchase Price and Allocation.

The purchase price will be an amount equal to the aggregate of $52,000,000 plus an amount equal to $5,000,000 as may be adjusted pursuant to Section 3.2 (the “Purchase Price”). The Purchase Price will be allocated amongst the Purchased Shares in the discretion of the Vendors and as set out in Schedule 2.2.

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2.3	Payment of Purchase Price.

The Purchaser will pay and satisfy, or cause to be paid and satisfied, the aggregate Purchase Price, as adjusted in accordance with Section 3.2, as follows:

(a)	on Closing, by delivering to the Vendors evidence, satisfactory to the Vendors, of the registration of 2,693,748 Consideration Shares in the names of the Vendors as set out opposite such Vendors name in Schedule 2.2 hereto, representing an aggregate value of $24,310,000 of the Purchase Price (it being understood that the Escrow Shares shall be held in accordance with the terms and conditions of the Escrow Agreement);

(b)	by the deposit of a holdback of xxxxx XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX *Particulars of holdback redacted as containing commercially sensitive information

(c)	on Closing, a cash payment of $22,390,000 to the Vendors by way of wire transfer of immediately available funds in accordance with Schedule 2.2 (the “Closing Cash Payment”);

(d)	on Closing, a cash payment of $5,000,000 to the Vendors by way of wire transfer of immediately available funds to the PN Holders, for and on behalf of the Vendors, in accordance with Schedule 2.2, in full satisfaction of the Promissory Notes assumed by the Purchaser under the Promissory Note Assignment and Assumption Agreement; and

(e)	an aggregate amount of $5,000,000 (the “Working Capital Payment”) due and payable to the Vendors in equal instalments at six (6) month intervals within 18 months of Closing to the Vendors in accordance with Schedule 2.2, subject to adjustment in accordance with Section 3.2. Any overdue payments required pursuant to this Section 2.3(e) shall bear interest from the required date of payment through the date of actual payment at a rate of prime rate (as stated by the Royal Bank of Canada) plus 2%.

2.4	Closing Date.

Subject to the terms and conditions set forth in this Agreement, the Closing will take place at the Closing Time on December 10, 2014 provided however that the parties hereby agree to extend the Closing Date if necessary or advisable in order for the Purchaser to satisfy the conditions contained in Section 6.1(g) (Lender Approval) and 6.1(i) (TSX Approval) (the “Closing Date”), and provided further that the Purchaser is using good faith commercially reasonable efforts to satisfy those conditions. All other conditions to Closing shall be waived or satisfied by close of business on December 10, 2014, and each party shall use good faith, reasonable efforts to achieve Closing as expeditiously as possible.

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ARTICLE 3

PURCHASE PRICE ADJUSTMENTS

3.1	Closing Date Balance Sheet.

Within 60 calendar days following the Closing Date, the Purchaser will submit to the Vendors a Closing Date Balance Sheet. Within 20 calendar days after receipt of the Closing Date Balance Sheet the Vendors will advise the Purchaser in writing that the Vendors either (i) agree with the Closing Date Balance Sheet or (ii) do not agree with the Closing Date Balance Sheet, in which event the Vendors will set forth in reasonable detail the basis for such disagreement. The Vendors will have access to the auditor (PWC), appropriate personnel, work papers of the Purchaser and books and records of the Purchased Companies for the purposes of assisting in its review of the Closing Date Balance Sheet and verifying the accuracy thereof. In the event of a disagreement, the Purchaser and the Vendors agree to use their respective best efforts to resolve any disagreements with respect to the Closing Date Balance Sheet; provided, however, that if the Purchaser and the Vendors fail to reach agreement on the Closing Date Balance Sheet within 10 calendar days after the date either party gave written notice of the dispute, then such disagreement with the disputed items will be resolved by the Independent Auditor. Each party will have the opportunity to provide written submissions to the Independent Auditor. The Independent Auditor will make his determination 14 calendar days of his engagement. The fees and expenses relating to the Independent Auditor’s determination will be borne by the Party losing the majority of the amount at issue in the determination. The decision of the Independent Auditor will be final and binding upon the Purchaser and the Vendors absent manifest error. The parties expressly provide that this determination is not an arbitration and therefore will not be governed by any arbitration laws. The “Closing Date Balance Sheet Determination Date” is the date that either the Vendors agree with the Closing Date Balance Sheet or that the Independent Auditor makes his decision. The “Final Working Capital Amount” shall be the Working Capital as of the close of business on the date immediately prior to the Closing Date, as reflected in the Closing Date Balance Sheet or in the decision of the Independent Auditor pursuant to this Section 3.1 as the case may be.

3.2	Payment of the Working Capital Payment.

(a)	The Vendors and the Purchaser hereby agree that if the Final Working Capital Amount, is equal to or greater than $9,500,000, the Purchaser will pay the full Working Capital Payment in accordance with Section 2.3(e).

(b)	The Vendors and the Purchaser hereby agree that if the Final Working Capital Amount is less than $9,500,000, the Working Capital Payment will be reduced on a dollar for dollar basis until the Working Capital Payment is exhausted.

(c)	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Particulars of working capital adjustment redacted as containing commercially sensitive information

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(d)	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX

*Particulars of working capital adjustment redacted as containing commercially sensitive information

(e)	The Purchaser hereby agrees that: if the Final Working Capital Amount as finally determined hereunder is greater than or equal to XXXXX XXXXX of the Escrow Shares shall be released without deduction to the Vendors XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX or if the Final Working Capital Amount is greater than XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX of the Escrow Shares shall be released without deduction to the Vendors XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX and, in any event, the balance of the Escrow Shares held pursuant to the Escrow Agreement shall be released on the xxxxx XXXX anniversary of the Closing Date, subject to any deduction arising pursuant to Section 8.4(j).

*Particulars of working capital adjustment redacted as containing commercially sensitive information

(f)	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Particulars of working capital adjustment redacted as containing commercially sensitive information

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Vendors and the Principals.

As a material inducement to the Purchaser entering into this Agreement and completing the Transaction and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Vendors and the Principals set out in this Section 4.1. Each of the Vendors and Principals, severally, and not jointly and severally, as to itself (and not as to any other Vendor) represents, warrants and covenants as follows:

(a)	Organization and Good Standing. If the Vendor is a company, it is duly incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation with the corporate power to own its assets and to carry on its business and is up to date in filing its corporate returns under the laws of that jurisdiction. If the Vendor is a family trust, it is duly formed and subsisting under the laws of the Province of British Columbia with the requisite power to own its assets and to carry on its business and has made all necessary filings under all Applicable Laws.

(b)	Power of the Vendors. Each of the Vendors has the power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its other obligations hereunder and under all such other agreements and instruments.

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Each of the Vendors is qualified to own and dispose of the Purchased Shares to the Purchaser. Each Principal has attained the age of majority and is legally competent to execute and deliver this Agreement and all other agreements and instruments to be executed by him as contemplated herein and to perform her obligations hereunder and under all such other agreements and instruments.

(c)	Solvency, etc. None of the Vendors has committed an act of bankruptcy, proposed a compromise or arrangement to its creditors, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed, had any encumbrancer take possession of any of its property or assets, had an execution or distress become enforceable or become levied upon any of its property or assets or had any insolvency or receivership proceedings instituted against it which have not been cured or remedied. None of the Vendors are an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) and neither will become an insolvent person as a result of the transactions contemplated hereby.

(d)	Due Execution and Enforceability. This Agreement has been duly executed and delivered by each of the Vendors and (assuming due execution and delivery by the other parties thereto) constitutes a legal, valid and binding obligation enforceable against each of the Vendors in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting enforcement of creditor’s rights generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(e)	No Violation. The execution and delivery by the Vendors of this Agreement and the performance by any of the Vendors of its obligations hereunder, will not result in a violation or breach of any provision of:

(i)	the Constating Documents of the Vendor, as applicable;

(ii)	any Applicable Laws in respect of which the Vendor must comply; or

(iii)	any Purchased Companies Material Contracts.

(f)	Ownership of Shares. Each of the Vendors is the registered and beneficial owner of the Purchased Shares as set out in Schedule 4.1(f), free and clear of all Liens. The Purchased Shares constitute directly or indirectly, all of the issued and outstanding shares in the capital stock of Nerd Corps. No Person other than the Purchaser has, or has or will have at the Closing Time, any right capable of becoming, any agreement, option, right or privilege for the purchase or other acquisition from the Vendors of the Purchased Shares or any other shares of the Purchased Companies and there are no Claims in progress, pending or to the knowledge of the Vendors, threatened against or affecting the title of the Vendors to the Purchased Shares at law or in equity. There are no restrictions of any kind on the transfer of the Purchased Shares other than in accordance with the Constating Documents. The Purchased Shares have been validly issued in compliance with Applicable Law and are fully paid and non-assessable.

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(g)	Organization of the Purchased Companies. The information set out in Schedule 4.1(g) concerning the name and jurisdiction of incorporation, the authorized, issued and outstanding shares and the directors and officers of each of the Purchased Companies is true and complete. Each of the Purchased Companies has been incorporated or organized and is validly existing under the laws of its jurisdiction of incorporation. Except as set out in Schedule 4.1(g), there are no shareholders’ agreements governing the affairs of the Purchased Companies or the relationship, rights and duties of their respective shareholders, nor are there any voting trusts, pooling arrangements or other similar agreements with respect to the ownership or voting of any shares of the Purchased Companies. There are no rights, subscriptions, warrants, options, conversion rights, calls, commitments or plans or agreements of any kind outstanding which would enable any Person to purchase or otherwise acquire any shares or other securities of the Purchased Companies including, without limitation, any securities convertible into or exchangeable or exercisable for shares or other securities of the Purchased Companies. Except as set out in Schedule 4.1(g), no other Person has a direct or indirect equity interest or voting rights in the Purchased Companies and none of the Purchased Companies own any shares or securities of another entity.

(h)	Qualification to do Business. Each of the Purchased Companies is registered, licensed or otherwise qualified to do business under the laws of the jurisdiction in which it is incorporated and neither the character nor the location of the properties and assets owned by the Purchased Companies nor the nature of the business conducted by it requires registration, licensing or other qualification under the laws of any other jurisdiction. The Purchased Companies have all necessary corporate power, authority, and capacity to carry on the Purchased Companies Business and to own or lease and operate its respective property and assets as now carried on and owned or leased and operated.

(i)	Books and Records. The corporate minute books of each of the Purchased Companies are true and correct in all material respects and contain complete copies of its charter documents, its by-laws, and all corporate records and registers required to be reflected therein are recorded therein pursuant to the Applicable Laws of its jurisdiction of incorporation. Each central securities register and register of directors and officers of the Purchased Companies has been provided to or made available to the Purchaser and is complete and accurate in all material respects.

(j)	Bankruptcy and Insolvency. None of the Purchased Companies is an insolvent person within the meaning of Bankruptcy and Insolvency Act (Canada) and none of the Purchased Companies has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. None of the Purchased Companies has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of the Purchased Companies I or any of their respective property or assets and no execution or distress has been levied upon any of their respective property or assets. No pending or proposed act or proceeding has been taken or authorized by or against the Purchased Companies with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Purchased Companies nor to the knowledge of the Vendors have any such proceedings been authorized by any other Person, other than for internal corporate wind-ups of non-active subsidiaries in the ordinary course of business.

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(k)	Financial Statements. The Financial Statements have been prepared in accordance with ASPE. The Financial Statements fairly present in all material respects the consolidated financial position and results of operations and cashflows of the Purchased Companies, respectively, as of their respective dates and for the periods indicated.

(l)	Affiliate Liabilities. Except as provided in Schedule 4.1(l), at the Closing Time, none of the Purchased Companies will have any (i) Indebtedness or obligations to any of their Affiliates, or (ii) any obligations relating to any guarantees of any of their Affiliates.

(m)	Liabilities. None of the Purchased Companies have any liabilities or obligations required by ASPE to be disclosed in the Financial Statements nor any contingent liabilities of the type required by ASPE, as the case may be, to be disclosed in the footnotes to the Financial Statements except for (i) liabilities and obligations disclosed, reflected or provided for in full in the Financial Statements, and (ii) liabilities incurred in the ordinary course of business since the date of the Financial Statements. As at the Closing Time, the only Indebtedness of the Purchased Companies will relate to Permitted Production Financing.

(n)	Accuracy of Records. All material financial transactions of the Purchased Companies have been accurately recorded in the Books and Records in accordance with sound business and financial practice and the Books and Records fairly reflect, in all material respects, the basis for the financial condition and affairs of the Purchased Companies for the periods noted therein.

(o)	Title to Assets. The Purchased Companies have good, valid and marketable title to all of the respective tangible assets reflected on the balance sheet forming part of the Financial Statements (except for those assets that have been sold in the ordinary course of business), free and clear of any and all Liens, except for Permitted Liens and assets used pursuant to leases. The tangible assets owned and leased by the Purchased Companies are and at the Closing Time will be sufficient to permit the Purchaser to continue to conduct the Purchased Companies Business immediately following Closing as conducted as of the date hereof. There is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Purchased Companies of any of its tangible property or tangible assets out of the ordinary course of business.

(p)	Privacy Laws. Each of the Purchased Companies have complied at all times and in all material respects with all applicable Privacy Laws governing Personal Information owned, possessed or used by the Purchased Companies.

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(q)	Material Contracts. Schedule 4.1(q) lists all Purchased Companies Material Contracts (other than any contracts with UBCP and the Directors’ Guild and any other similar union or collective bargaining organization in respect of media productions). None of the Purchased Companies is in default under any Purchased Companies Material Contract in any material respect and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any Purchased Companies Material Contract in any material respect by Purchased Companies or to the knowledge of the Vendors any other party to the Purchased Companies Material Contract. Except as set out in Schedule 4.1(q), each Purchased Companies Material Contract is in full force and effect, unamended, and the Purchased Companies are entitled to the full benefit and advantage of each Purchased Companies Material Contract in accordance with its terms. None of the Purchased Companies have received notice of termination of any of the Purchased Companies Material Contracts and to the knowledge of the Vendors, no such notice is imminent. Except as set out in Schedule 4.1(q), no consent is required nor is any notice required to be given under any Purchased Companies Material Contract by the Purchased Companies in connection with the completion of the Transaction, nor will the completion of the Transaction afford any party to any of the Purchased Companies Material Contracts the right to terminate any other Purchased Companies Material Contract. The Vendors have made available to the Purchaser true and complete copies of all Purchased Companies Material Contracts.

(r)	Receivables. All Receivables reflected in the Financial Statements are bona fide, and subject to a reasonable allowance for doubtful accounts, to the Vendors’ knowledge are collectible in full, and have been properly reflected in the Financial Statements in accordance with ASPE. None of the Receivables is due from an Affiliate of the Purchased Companies.

(s)	Intellectual Property.

(i)	With the exception of copyright, Schedule 4.1(s)(i) contains an accurate and complete list in material respects of all Purchased Companies Owned Intellectual Property, that has been applied for or registered, indicating where applicable that it has been registered, or for which applications for registration have been filed in any jurisdiction (including, without limitation, all trade-mark registrations and domain name registrations). All such registrations and applications for registration are valid and subsisting to the knowledge of the Vendors, and are in good administrative standing and are recorded, maintained and renewed in the name of the Purchased Companies, as applicable, to preserve the rights thereof and thereto. Except as set forth in Schedule 4.1(s)(i), in the past seven (7) years no Person has challenged, post-grant, the validity or ownership of any such registrations, nor in the past seven (7) years, have any court action or legal proceedings (other than administrative proceedings before government intellectual property offices, now resolved with such offices) been taken or are pending to challenge rights to, suspend, cancel or disable any such registrations or the ownership thereof.

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(i.1)	Schedule 4.1(s)(i) contains an accurate and complete list in all material respects of copyright registrations owned by the Purchased Companies, and unregistered copyrights in and to works that are owned by the Purchased Companies and that relate to television, audiovisual productions and other works in development, production or distribution by or on behalf of the Purchased Companies. All such copyright registrations and the copyrights in respect of such unregistered copyright works are valid and subsisting. Such registrations are in good administrative standing and are recorded, maintained and renewed in the name of the Purchased Companies, as applicable, to preserve the rights thereof and thereto. Except as set forth in Schedule 4.1(s)(i), in the past seven (7) years no Person other than associated with a government intellectual property office (now resolved with any such office) has challenged the validity or ownership of such copyright registrations or copyright in respect of such unregistered copyrighted works, nor in the past seven (7) years, have any court action or legal proceedings (other than administrative proceedings before government intellectual property offices, now resolved with such offices) been taken or are pending to challenge rights to, suspend, cancel or disable such copyright registrations or copyright in such unregistered copyright works or any ownership thereof.

(ii)	Except as disclosed in Schedules 4.1(s)(i) and 4.1(s)(ii), the Purchased Companies own the Purchased Companies Owned Intellectual Property in the U.S. and Canada and, to the knowledge of the Vendors, elsewhere than in the U.S. and Canada, free and clear of any Liens (other than Permitted Liens and other than any licenses (as disclosed at Schedules 4.1(s)(i) and 4.1(s)(ii)) granted in the ordinary course of business to broadcasters, licensees and distributors in connection with productions). Except as disclosed at Schedules 4.1(s)(i) and 4.1(s)(ii), the Purchased Companies are exclusively entitled to use and exploit the copyright works listed in Schedule 4.1(s)(i) worldwide in all media now known or hereafter devised (except for the UBCP Voice Performances (as defined in (iii) below), which have been contracted by the Purchased Companies with the broadest use rights available under prepayment option of the relevant UBCP Animation Agreement) and for the term of copyright recognized at law of each respective copyright work without payment of any royalty or other fees.

(iii)	The Purchased Companies have employed commercially reasonable measures to identify and protect the security and integrity of the Purchased Companies Owned Intellectual Property, where financially justified to do so in the circumstances. With the exception of voice performances of UBCP performers (the “UBCP Voice Performances”), all Purchased Companies Intellectual Property created or developed by or on behalf of the Purchased Companies was created or developed by an employee in the course of his or her employment with the Purchased Companies without any reservation of rights in favour of the employee, or by contractors or consultants under the provisions of written agreements that grant a Purchased Company all rights (including without limitation copyright) to material prepared under such agreements necessary for the exploitation of copyright in all media worldwide for the term of copyright recognized at law of each respective copyright work, with the exception of moral rights, and for other Intellectual Property in the manner and to the extent to which currently exploited in the business of the Purchased Companies. Except as disclosed in Schedule 4.1(s)(i) and for those jurisdictions where moral rights are applicable, all such employees and contractors, have waived their moral rights in such material in favour of a Purchased Company. The UBCP Voice Performances have been contracted by Purchased Companies with the broadest use rights available under prepayment options of the relevant UBCP Animation Agreement in force at the time of the relevant Voice Performance.

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(iv)	There are no Claims in writing received by the Purchased Companies in the past seven (7) years and relating to the Purchased Companies Intellectual Property which are currently outstanding or, to the knowledge of the Vendors, threatened, except as disclosed in Schedule 4.1(s)(i).

(v)	Schedule 4.1(s)(v) contains an accurate and complete list in all material respects of all Purchased Companies Licensed Intellectual Property which are limited term licenses to content (other than solely under applicable guild or union terms), where the licensor has discretion not to renew, and the expiry of which could materially limit the ability to exploit any of the works of the Purchased Companies. All contracts in respect of the Purchased Companies Licensed Intellectual Property are in full force and effect and none of the Purchased Companies or, to the Vendors’ knowledge, any of its licensors is in material default of its material obligations thereunder.

(vi)	To the knowledge of the Vendors, none of: (i) the Purchased Companies’ past or current use of the Purchased Companies Owned Intellectual Property that does not pertain to works of copyright or other rights in copyright; or (ii) the conduct of the Purchased Companies Business as currently conducted; or (iii) the entering into or performance of this Agreement, has violated or infringed upon, or is violating or infringing upon, the Intellectual Property rights of any other Person (including, without limitation, any licensor) in any material respect. In respect of works of copyright or other rights in copyright, the Purchased Companies past or current use of the Purchased Companies Owned Intellectual Property has not violated or infringed upon or is violating or infringing upon the Intellectual Property rights of any other Person (including, without limitation, any licensor) in any material respect.

(vii)	To the knowledge of the Vendors and except as set forth in Schedule 4.1(s)(vii), no other Person is violating or infringing upon, or has violated or infringed upon the Intellectual Property rights of the Purchased Companies in any material respect, nor do the Vendors have knowledge of any facts that would reasonably be expected to form the basis for a claim of such an infringement, except where any such infringement would not reasonably be expected to be material and adverse to the Purchased Companies Business.

(viii)	To the knowledge of the Vendors, the Purchased Companies Intellectual Property and the rights of the Purchased Companies thereto are sufficient to carry on the Purchased Companies Business as it is currently being operated in all material respects. The Purchased Companies have not granted any rights or licences to the whole or any part of Purchased Companies Intellectual Property that would conflict with the Purchased Companies’ ability to operate all aspects of the Purchased Companies Business as it is currently being operated.

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(t)	Licences and Compliance with Applicable Law. Except as set out in Schedule 4.1(t), the Purchased Companies do not have any Licences and no Licences are required for the operation of the Purchased Companies Business. Except as set forth in Schedule 4.1(t), to the knowledge of the Vendors, the Purchased Companies have complied with and are not in violation of any Applicable Laws in any material respect.

(u)	Banking Information. Schedule 4.1(u) sets forth the name and location (including municipal address) of each bank, trust company or other institution in which the Purchased Companies has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto and the name of each Person holding a power of attorney from the Purchased Companies.

(v)	Regulatory Approvals. No Regulatory Approval is required to be obtained or made by any of the Purchased Companies in connection with the execution and delivery of, and performance by the Vendors of the Vendors’ obligations under this Agreement.

(w)	Absence of Conflicting Agreements. Except as set forth in Schedule 4.1(w), the execution, delivery and performance of this Agreement by the Vendors and the completion of the Transaction do not and will not result in or constitute any of the following:

(i)	a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the articles or by-laws of the Purchased Companies;

(ii)	an event which, pursuant to the terms of any Purchased Companies Material Contract or Licence, would cause any right or interest of the Purchased Companies to come to an end or be amended in any way that is detrimental to the Purchased Companies Business or entitle any other Person to terminate or amend any such right or interest or relieve any other Person of its obligations thereunder;

(iii)	the creation or imposition of any Lien on any material property or asset of the Purchased Companies; or

(iv)	the violation of any Applicable Law,

in each case, to the extent that such violation could not be reasonably expected to limit in any manner the operation of the Purchased Companies Business as they are presently conducted.

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(x)	Claims. Except as set forth and described in Schedule 4.1(x) there is no Claim in progress, pending or, to the Vendors’ knowledge, threatened against or materially affecting the Purchased Companies or the Purchased Companies Business or any of their respective property or tangible assets or title thereto. Except as set forth and described in Schedule 4.1(x) there is no Order outstanding against or affecting the Purchased Companies or any of their property or assets.

(y)	Environmental. None of the Purchased Companies:

(i)	has conducted or authorized the generation, handling, transportation, storage, treatment, releasing or disposal of any Hazardous Substances on any part of the Business Premises, otherwise than in accordance with all Environmental Laws;

(ii)	to the Vendors’ knowledge, has allowed the migration of any Hazardous Substances from the Business Premises onto any neighbouring lands, otherwise than in accordance with Environmental Laws;

(iii)	to the Vendors’ knowledge, is aware of any pending or threatened litigation or proceedings before any court or any administrative agency in which any person or entity alleges the presence, release, threat of release or placement of Hazardous Substances on or in any part of the Business Premises, otherwise than in accordance with all Environmental Laws; and

(iv)	has received any communication or entered into any agreement with any Governmental Authority or any prior owners of the Business Premises, relating in any way to the presence, release, threat of release or placement of Hazardous Substances on or in the Business Premises, otherwise than in accordance with all Environmental Laws, or the generation, transportation, storage, treatment or disposal of any Hazardous Substances at any location on the Business Premises, otherwise than in accordance with all Environmental Laws.

(z)	Petroleum Storage. To the knowledge of the Vendors, there are no underground storage tanks on the Business Premises.

(aa)	Hazardous Substances. To the knowledge of the Vendors, the Business Premises do not contain any Hazardous Substances otherwise than in accordance with Applicable Law.

(bb)	Real Property. None of the Purchased Companies own any Real Property.

(cc)	Business Premises. Other than the Business Premises leased by Nerd Corps, none of the Purchased Companies are a party to any lease or agreement for the use or rental of Real Property.

(dd)	Insurance. The Purchased Companies have the Business Premises (as to their respective interests, if applicable) and all of the material assets owned and used in the Purchased Companies Business insured against such losses or damages and in such amounts and limits which are prudent and customary in the circumstances taking into account the industry of the Purchased Companies. All such insurance coverage will be continued in full force and effect to and including the Closing Date.

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(ee)	Employment Matters. Except as set forth on Schedule 4.1(ee):

(i)	none of the Purchased Companies is a party to or bound by any written contracts with Employees, agents or independent contractors which are not terminable on the giving of reasonable notice in accordance with Applicable Law or any oral contracts of employment entered into with any Employees other than contracts of indefinite hire terminable in accordance with Applicable Law and on reasonable notice;

(ii)	there are no pending, threatened, strike or material grievance, claim of unfair labour practices, or other collective bargaining disputes involving Employees;

(iii)	none of the Purchased Companies has committed any material unfair labour practice during the past two years;

(iv)	to the Vendors’ knowledge, no organizational effort is presently being made or to the Vendors’ knowledge, threatened by or on behalf of any labour union with respect to employees of the Purchased Companies;

(v)	none of the Purchased Companies is a party to or bound by, either directly or by operation of Applicable Law, any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labour union, trade union or employee organization or group which may qualify as a trade union in respect of or affecting Employees or independent contractors;

(vi)	none of the Purchased Companies has paid nor will it be required to pay any bonus, fee, distribution, remuneration or other compensation to any Person, other than any amounts that would be payable, in the ordinary course of business as a result of completion of the Transaction;

(vii)	there are no outstanding orders made under occupational health and safety or workers’ compensation laws applicable to the Purchased Companies or the Purchased Companies Business. To the Vendors’ knowledge, there are no pending or threatened charges, assessments or complaints against the Purchased Companies under occupational health and safety or workers’ compensation laws relating to the Purchased Companies Business. There have been no fatal or critical accidents which have occurred in the course of the operation of the Purchased Companies Business which would reasonably be expected to lead to charges, assessments or complaints under the occupational health and safety or workers’ compensation laws. Each of the Purchased Companies have complied in all material respects with any Orders issued under occupational health and safety or workers’ compensation laws. None of the Purchased Companies have an account with any workers compensation board and are not required to be registered with any workers compensation board pursuant to Applicable Laws;

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(viii)	Schedule 4.1(ee)(viii) contains a complete list of all Employees, their total compensation, rate of salary or hourly pay, vacation and benefits entitlements, duration of employment, job title, the entity that employs such employee and a list of all Employees on leave, the reason for leave and the expected date of return; and

(ix)	all salaries, wages, commissions and other compensation now owing or which will become owing prior to the Closing Date, for or in respect of the Employees have been or will be paid or will be accrued and provided for in the Closing Date Balance Sheet. There has been no increase promised to the Employees in the level or rates of wages, salaries, commissions, bonuses and other compensation for any of the Employees except in the ordinary course of business. All amounts due or accrued due for vacation pay and sick time have either been paid or are properly reflected in the Books and Records and Financial Statements.

(ff)	Benefit Plans.

(i)	Other than the Benefit Plans set forth on Schedule 4.1(ff), the Purchased Companies are not parties to any material Benefit Plans.

(ii)	Except to the extent an exemption exists, all contributions, premiums and benefit payments under or in connection with the Benefit Plans that are required to have been made as of the date hereof have been timely made or paid, including in compliance with all Applicable Laws and the terms of the Benefit Plans.

(iii)	Each Benefit Plan is, and has been, established, registered, qualified, administered, funded, and invested, in compliance with the terms of such Benefit Plan including the terms of any documents in respect of, such Benefit Plan, all Applicable Laws, and any agreements, written or oral between any of the Purchased Companies and any other party, as applicable.

(gg)	Transactions with Affiliates. Except as set forth in Schedule 4.1(gg) and other than (i) any advances, loans, guarantees, liabilities or other obligations provided by Nerd Corps solely to the Nerd Corps Subsidiaries which are recorded on its Books and Records or (ii) pursuant to employment or consulting agreements entered into in the ordinary course on arm’s length terms as described in Schedule 4.1(gg), none of the Purchased Companies are liable in respect of advances, loans, guarantees, liabilities or other obligations to or on behalf of any Vendors, officer, director, Employee or Affiliate of the Purchased Companies or any other Person with whom the Purchased Companies do not deal at arm’s length. Except as set forth in Schedule 4.1(gg), there are no intercompany services provided to the Purchased Companies by the Principals, the Vendors or by any Affiliate of the Vendors.

(hh)	Taxes.

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(i)	Except as set out in Schedule 4.1(hh):

A.	each of the Purchased Companies has filed all Tax Returns on a timely basis, including any elections, treaty clearances and designations required by or referred to in any such Tax Return, which were required to be filed by it with any Taxation Authority prior to the date hereof. All Tax Returns filed by each of the Purchased Companies are accurate and complete in all material respects;

B.	each of the Purchased Companies has withheld, and will continue until the Closing Date to withhold, any Taxes that are required by Applicable Law to be withheld and has timely paid or remitted, and will continue until the Closing Date to pay and remit, on a timely basis, the full amount of any Taxes that have been or will be withheld, to the applicable taxation authority;

C.	each of the Purchased Companies has paid and will continue until the Closing Date to pay all Taxes, including any amount due on or before the Closing Date, including instalments or prepayments of Taxes, which are required to have been paid to any taxation authority pursuant to Applicable Law, and no deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against it by any taxation authority. Each of the Purchased Companies has not incurred any liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any liability, whether actual or contingent, for Taxes or realized any income or gain for Tax purposes otherwise than in the usual and ordinary course of its business. Other than Taxes provided for in the Closing Date Balance Sheet or incurred in the usual and ordinary course of business since the Closing Date Balance Sheet Determination Date, each of the Purchased Companies has no liability or obligation in respect of any Taxes for any Taxable periods ending on or before the Closing Date, and where no Taxable period ends or is deemed to end on or immediately prior to the Closing Date, no liability or obligation for Taxes in respect of any time or event prior to the Closing Date. There are no liens, charges, encumbrances or any rights of others on any of the assets of each of the Purchased Companies that arose in connection with any failure (or alleged failure) to pay any Tax when due;

D.	the Income Tax liability of each of the Purchased Companies has been assessed by the relevant taxation authority in respect of the Taxation years of each of the Purchased Companies ending before the date hereof and none of the Purchased Companies has agreed to extend the statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

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E.	each of the Purchased Companies has no outstanding assessments or reassessments for Taxes, and the Vendor has no knowledge of any threatened or potential assessment or reassessment or other proceedings, negotiations or investigations in respect of Taxes, against each of the Purchased Companies;

F.	each of the Purchased Companies is not a party to any agreement, waiver or arrangement with any taxation authority that relates to any extension of time with respect to the filing of any Income Tax Return, any payment of Taxes or any assessment;

G.	no facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of sections 79 to 80.04 of the Tax Act to the Purchased Companies;

H.	each of the Purchased Companies is not subject to liability for Taxes of any other person. Each of the Purchased Companies has not acquired property from any person in circumstances where the Purchased Companies did or could become liable for any Taxes of such Person. The value of the consideration paid or received by the Purchased Companies for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a person with whom the Purchased Companies was not dealing at arm’s length within the meaning of the Tax Act was equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided. Each of the Purchased Companies has not entered into any agreement with, or provided any undertaking to, any person pursuant to which it has assumed liability for the payment of Income Taxes owing by such person;

I.	each of the Purchased Companies has never been required to file any Tax Return with, and has never been liable to pay any Taxes to, any taxation authority outside Canada. No Claim has ever been made by a taxation authority in a jurisdiction where each of the Purchased Companies does not file Tax Returns that it is or may be subject to the imposition of any Tax by that jurisdiction;

J.	each of the Purchased Companies has timely collected all sales, use and value added Taxes required to be collected by it, and the Purchased Companies have timely remitted all such Taxes required to be collected or actually collected to the appropriate Governmental Authority. The Purchased Companies have timely paid all use Taxes required to be paid by them on purchases made by it which are subject to use Tax. The Purchased Companies are each taxable persons and are each registered for the purposes of sales, use or value added Taxes, as required by Applicable Law;

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K.	with the exception of payroll deductions that occur in the normal course of business operations, the Purchased Companies do not hold any liability for the Taxes of another Person; and

L.	each of the Purchased Companies has not claimed any reserves for purposes of the Tax Act (or analogous provincial or similar provisions) for the most recent Taxation year ending prior to the date hereof.

(ii)	Each of the Purchased Companies is a Canadian-controlled private corporation as such term is defined in the Tax Act.

(ii)	No Material Adverse Change. Since December 31, 2013 there has been no Material Adverse Change.

(jj)	Absence of Certain Changes or Events. Since December 31, 2013, the Purchased Companies have carried on the Purchased Companies Business in the ordinary course, consistent with past practice and, in particular, but without limitation, has not, except as set out in Schedule 4.1(jj);

(i)	amended its articles or by-laws or similar document adopted or filed in connection with its creation, formation or organization;

(ii)	directly or indirectly, declared, set aside for payment or paid any dividend or made any other payment or distribution on or in respect of any of its shares;

(iii)	redeemed, purchased, retired or otherwise acquired, directly or indirectly, any of its shares;

(iv)	issued or sold any shares or other securities or issued, sold or granted any option, warrant or right to purchase any of its shares or other securities or issued any security convertible into its shares, granted any registration rights or otherwise made any change to its authorized or issued share capital;

(v)	disposed of or revalued any assets reflected on the balance sheet forming part of Financial Statements that are material to the operation of the Purchased Companies Business, except sales of assets in the ordinary course of business;

(vi)	changed any accounting or costing systems or methods in any material respect;

(vii)	cancelled or waived any Claim or other right with a value in excess of xxxxx XXXXX individually or xxxxx XXXXX in aggregate;

*Amounts redacted as containing commercially sensitive information

(viii)	mortgaged, pledged, granted a security interest in or otherwise created a Lien (except Permitted Liens) on any of its property or assets, except in the ordinary course of business and in amounts which, individually and in the aggregate are not material to the financial condition of the Purchased Companies or operation of the Purchased Companies;

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(ix)	entered into, terminated, cancelled, modified or amended in any material respect or received notice or a request for termination, cancellation, modification or amendment of any Purchased Companies Material Contract;

(x)	incurred any Indebtedness other than Permitted Production Financing;

(xi)	except with respect to any guarantees granted, liabilities or obligations between the Purchased Companies or otherwise in the ordinary course of business, given or agreed to give or become a party to or bound by any guarantee, surety or indemnity in respect of Indebtedness or other obligations or liabilities of any other Person or become a party to any other commitment by which the Purchased Companies are, or is contingently, responsible for such indebtedness or other liability or obligation;

(xii)	purchased or otherwise acquired any interest in any securities of any other Person, other than as disclosed on Schedule 4.1(jj); or

(xiii)	made or authorized any capital expenditures in excess, individually or in the aggregate, of xxxxx XXXXX or made any commitment for the purchase, construction or improvement of any capital assets in excess, individually or in the aggregate, of xxxxx XXXXX except in the ordinary course of business.

*Amounts redacted as containing commercially sensitive information

(kk)	Canadian Residency. Each of the Vendors are, and on the Closing Date will be, a resident of Canada within the meaning of the Tax Act.

(ll)	Faier Holdco. Faier Holdco’s only assets are the shares it owns in Nerd Corps as set out in Schedule 4.1(f). Faier Holdco has no liabilities, does not own or lease any real property and has never carried on business or has ever had any employees.

(mm)	Johnson Holdco. Johnson Holdco’s only assets are the shares it owns in Nerd Corps as set out in Schedule 4.1(f). Johnson Holdco has no liabilities, does not own or lease any real property and has never carried on business or has ever had any employees.

4.2	Representations and Warranties of the Purchaser.

As a material inducement to the Vendors entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that the Vendors are entering into this Agreement in reliance upon the representations and warranties of the Purchaser set out in this Section 4.2, the Purchaser represents and warrants to the Vendors as follows:

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(a)	Incorporation and Corporate Authority of the Purchaser. The Purchaser has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its other obligations hereunder and under all such other agreements and instruments. The Purchaser is duly continued, organized, validly existing and in good standing under laws of Canada. No act or proceeding has been taken or authorized by or against the Purchaser by any other Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Purchaser or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Purchaser and, to the knowledge of the Purchaser, no such proceedings have been threatened in writing by any other Person.

(b)	Authorization by Purchaser. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Purchaser and, as applicable, the Purchaser’s shareholders and beneficiaries.

(c)	Enforceability of Purchaser’s Obligations. This Agreement constitutes the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. The Purchaser is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) and will not become an insolvent person as a result of the transactions contemplated hereby. To the knowledge of the Purchaser, there is no Order outstanding against or affecting the Purchaser which affects adversely or might affect adversely the ability of the Purchaser to enter into this Agreement or to perform its obligations hereunder.

(d)	Consideration Shares. Upon issuance of the Consideration Shares, the Consideration Shares will be duly authorized and be validly issued as fully paid and non-assessable common voting shares (dhx.b) in the capital of the Purchaser free and clear of any and all Liens. The Consideration Shares are being issued pursuant to an exemption from the prospectus requirements of applicable securities laws. There will be no restrictions on the resale of the applicable Consideration Shares other than those imposed under applicable securities laws.

(e)	No Conflict. The execution and delivery of and performance by the Purchaser of this Agreement and the completion of the Transactions does not and will not result in:

(i)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its obligation, under

A.	any Contract;

B.	any provision of its Constating Documents or resolutions of its board of directors (or any committee thereof);

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C.	any judgement, decree, order or award of any Governmental Authority having jurisdiction over the Purchaser; or

D.	any Applicable Law,

(ii)	the requirement for any Approval from any creditor of the Purchaser.

(f)	Securities Laws. The Purchaser is a “reporting issuer” or the equivalent in good standing under applicable Canadian securities laws and is not in default of any material requirements of any securities laws applicable in such jurisdictions. The common shares of the Purchaser are, and the Consideration Shares will be at Closing, listed for trading on the TSX and the Purchaser is in compliance with the material rules and policies of the TSX. No delisting, suspension of trading in or cease trading order with respect to any of its shares is pending or, to the knowledge of the Purchaser, threatened. The documents comprising the Purchaser’s current public disclosure record did not, at the time filed with securities regulatory authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made. The Purchaser has, on a timely basis, filed with the securities regulatory authorities all material forms, reports, schedules, statements and other documents required to be filed by the Purchaser and such forms, reports, schedules, statements and other documents were prepared in accordance with and complied with applicable securities laws. The Purchaser has not filed any confidential material change report which at the date hereof remains confidential.

(g)	Financial Statements. The most recently filed audited consolidated financial statements and unaudited consolidated interim financial statements of the Purchaser included in the Purchaser’s current public disclosure record (the “Purchaser Financial Statements”) fairly present, in all material respects, in conformity with IFRS applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Purchaser and its consolidated affiliates as of the dates thereof and their consolidated statement of changes in equity, income and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements). The financial position and condition of the Purchaser is now at least as good as that shown on or reflected in the Purchaser Financial Statements. True, correct and complete copies of the Purchaser Financial Statements have been provided to the Vendors.

(h)	Conduct of the Purchaser’s Business. The Purchaser has complied with, and has conducted and is conducting its business in compliance with, all Applicable Laws. The Purchaser’s assets are sufficient to permit the continued operation of its business in substantially the same manner as conducted prior to Closing. Since the date of the Purchaser Financial Statements, the Purchaser’s business has been carried on in the ordinary course.

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(i)	Absence of Changes. Since December 31, 2013, other than the transactions contemplated in this Agreement and any press releases of the Purchaser issued since December 31, 2013, the business of the Purchaser and its Affiliates has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, affairs, condition (financial or otherwise), operations, results of operations or prospects of the Purchaser.

(j)	Liabilities. To the knowledge of the Purchaser, it does not have any liabilities or obligations required by IFRS to be disclosed in the Purchaser Financial Statements nor any contingent liabilities of the type required by IFRS, as the case may be, to be disclosed in the footnotes to the Purchaser Financial Statements except for (i) liabilities and obligations disclosed, reflected or provided for in full in the Purchaser Financial Statements, and (ii) liabilities incurred in the ordinary course of business since the date of the Purchaser Financial Statements.

(k)	Litigation. As of the date hereof, there is no legal proceeding of Claim outstanding, pending against, or, to the knowledge of the Purchaser, threatened, against or affecting, the Purchaser or any of its Affiliates before any Governmental Authority (including the CRTC or Canada Media Fund) or other Person, that is or would reasonably be likely material and adverse, individually or in the aggregate, on the properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, affairs, condition (financial or otherwise), operations, results of operations or prospects of the Purchaser.

(l)	Tax Act and Credits. The Purchaser is a “taxable Canadian corporation” as defined in the Tax Act. Neither the Purchaser nor any of its Affiliates have any outstanding assessments or reassessments within the last five (5) years relating to refundable tax credits in connection with animated television productions, and the Purchaser has no knowledge of any threatened assessment or reassessment for such tax credits or other proceedings, negotiations or investigations in respect of such taxes, against the Purchaser or any of its Affiliates.

(m)	No Other Representations. Notwithstanding anything contained in this Agreement to the contrary, the Purchaser understands and agrees that the Vendors have not made, and are not making, any representation or warranty whatsoever, express or implied, with respect to Vendors, Purchased Companies or the Purchased Companies Business, the transactions contemplated hereby or any other matter, other than those representations and warranties of the Vendors expressly set forth in Section 4.1 or in any of the agreements contemplated to be delivered at Closing pursuant to Section 7.1(e), (f) or (g).

4.3	Commissions, etc.

Each Party represents and warrants to the other Parties that such other Party will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated by this Agreement because of any action taken by, or agreement or understanding reached by, that Party.

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4.4	No Waiver.

No investigations, inspections, surveys or tests made by or on behalf of the Purchaser or the Vendors at any time will affect, mitigate, waive, diminish the scope of or otherwise affect any representation or warranty made by the Vendors or the Purchaser in or pursuant to this Agreement.

4.5	Survival of Representations, Warranties and Covenants.

The representations and warranties contained in Article 4 of this Agreement will survive the Closing Date as follows:

(a)	any Claim which is based upon or relates to liability for Taxes for a particular taxation year may be made or brought by the Purchaser at any time prior to the expiration of the period (if any) during which an assessment, reassessment or other form of recognized document assessing liability for Taxes, interest or penalties in respect of such taxation year under applicable tax legislation could be issued, assuming that such entity does not file any waiver or similar document extending such period as otherwise determined;

(b)	any Claim which is based upon or relates to the title to the Purchased Shares or which is based upon intentional misrepresentation or fraud by the Vendors may be made or brought by the Purchaser at any time;

(c)	any Claim which is based on or relates to copyright and moral rights may be made or brought by the Purchaser at any time to the date that is XXXXX XXXXX after the Closing Date; *Amount redacted as containing commercially sensitive information

(d)	all other representations and warranties contained in this Agreement will terminate and be of no further force or effect on the date that is XXXXX XXXXX after the Closing Date;

*Amount redacted as containing commercially sensitive information

(e)	no Claim may be made for, and no Party shall have any liability or obligations to the other Party in respect of, indemnification hereunder for breach of any representation or warranties after the expiration of the survival period applicable to such representation and warranty set forth above, except (and only to the extent) that such expiration will have no effect on any claims for indemnification delivered in writing prior to such expiration; and

(f)	nothing herein will limit any covenant or agreement of the Parties that, by its terms or otherwise, contemplates performance after the Closing Date, all of which covenants and agreements will survive the Closing Date.

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ARTICLE 5

ADDITIONAL COVENANTS OF THE PARTIES

5.1	Third Party Consents

From and after the Closing until the three (3) month anniversary hereof, the Purchaser may seek to obtain any consents of third parties that are or become necessary to be obtained by the Vendors, the Purchaser or their respective Affiliates to consummate and make effective the transactions contemplated by this Agreement or to avoid any cancellation, termination or acceleration of any rights under, or constitute a default under any Contract (“Third Party Consent”) that were not obtained prior to the Closing, and the Vendors will, and will cause its Affiliates to, upon the Purchaser’s reasonable request, reasonably cooperate with the Purchaser in connection therewith. The Parties agree that any costs and expenses payable to any third party (other than the respective Representatives of the parties) in connection with the actions contemplated by this Section 5.1 will be borne and payable equally by the Vendors, on the one hand, and the Purchaser on the other hand; provided, however, that in no event will the Vendors be required to bear or pay any portion of any such costs and expenses to the extent such costs exceed xxxxx XXXXX. *Amount redacted as containing commercially sensitive information

5.2	Post-Closing Matters.

(a)	Vendors will prepare or cause to be prepared, and file or cause to be filed, all Income Tax Returns of the Purchased Companies for any Tax year or period ending on or before the Closing Date (“Pre-Closing Periods”) that are filed after the Closing Date. Vendors will permit Purchaser to review and comment on such Income Tax Returns prior to filing. xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX xxxxx XXXXX

*Specific tax obligation redacted as containing commercially sensitive information

(b)	Purchaser will not amend any Income Tax Returns of the Purchased Companies that relate to any Tax period or portion thereof ending on or before the Closing Date in a manner that would increase the Tax liability of Vendors or its Affiliates. Vendors will not amend any Income Tax Returns of the Purchased Companies that relate to any Tax period or portion thereof ending on or before the Closing Date in a manner that would increase the Tax liability of Purchaser or its Affiliates for any period or portion thereof after the Closing Date.

(c)	Purchaser and Vendors agree to furnish or cause to be furnished to each other, upon request, as promptly as practical, such information (including reasonable access to books and records, Income Tax Returns and Tax filings) and assistance as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defence of any claim, suit or proceeding relating to any Tax matter. Purchaser and Vendors will cooperate with each other in the conduct of any Tax audit or other Tax proceedings and each will execute and deliver such documents as are necessary to carry out the intent of this Section 5.2.

(d)	The Vendors agree to provide such information and reasonable assistance as may be reasonably requested by Purchaser or any of its Affiliates in order to comply with Applicable Law relating to securities matters or as may be requested by Purchaser’s lenders and underwriters, including as may be required by Purchaser or any of its Affiliates to fulfill its obligations for continuous disclosure, prospectus level disclosure, or lender or underwriter due diligence reviews.

(e)	This Article 5 will survive Closing.

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ARTICLE 6

CONDITIONS OF CLOSING

6.1	Purchaser’s Conditions.

The Purchaser will not be obligated to complete the purchase of the Purchased Shares pursuant to this Agreement unless, at or before the Closing, each of the conditions listed below in this Section 6.1 has been satisfied, it being understood that the following conditions are included for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser.

(a)	Representations and Warranties. Except where provided to the contrary, all representations and warranties of the Vendors and the Principals in Section 4.1 will be true and correct in all respects, as though made on and as of the Closing Time. The Purchaser will have received a certificate of the Vendors and the Principals addressed to the Purchaser and dated the Closing Date confirming the same.

(b)	Vendors’ and Principals’ Compliance. The Vendors and the Principals will have performed and complied with all of the terms and conditions in this Agreement in all material respects on its part to be performed or complied with at or before the Closing and will have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing all the documents contemplated in 7.1 and elsewhere in this Agreement, in each case in all material respects.

(c)	Material Adverse Change. There will have been no Material Adverse Change since the date hereof.

(d)	Purchased Shares. The Vendors having good title, free and clear of all Liens to the Purchased Shares.

(e)	No Action to Restrain. No Claim will be pending by any Person or Governmental Authority, and no Applicable Law will be in force, to restrain or prohibit completion of the Transaction.

(f)	Due Diligence. The Purchaser has been provided with complete access to the Purchased Companies Business for the purpose of conducting its due diligence.

(g)	Lender Approval. The Purchaser will have obtained any necessary consent from its lenders to the Transaction.

(h)	Director Approval. The Board of the Purchaser shall have approved the Transaction.

(i)	TSX Approval. The Purchaser will have obtained the approval from the TSX for the issuance and listing of the Consideration Shares.

(j)	Employment Agreement: xxxxx XXXXX and the Purchaser will have negotiated the terms of the Employment Agreement satisfactory to xxxxx XXXXX XXXXX respectively and the Purchaser.

*Identity redacted as containing personal information

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(k)	Non-Competition Agreement. xxxxx XXXXX XXXXX will have entered into non-competition and non-solicitation agreements for a period of xxxxx XXXXX from the later of Closing and the cessation of their employment with the Purchaser on terms reasonably satisfactory to the Purchaser.

*Identity and amount redacted as containing personal and commercially sensitive information

(l)	Consents. The Vendors will have delivered to the Purchaser all Third Party Consents necessary to consummate the transactions contemplated in Section 5.1 of this Agreement.

(m)	Termination of Nerd Corps Shareholders Agreement. The Vendors will have delivered to the Purchaser evidence of the termination of the shareholders agreement for Nerd Corps.

(n)	Indebtedness. The Purchased Companies will not have any Indebtedness other than Permitted Production Financing, at the Time of Closing.

(o)	Opinion. An opinion from counsel to the Vendors reasonably satisfactory to counsel to the Purchaser.

6.2	Vendors’ Conditions.

The Vendors will not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing, each of the conditions listed below in this Section 6.2 has been satisfied, it being understood that the following conditions are included for the exclusive benefit of the Vendors and may be waived in whole or in part by the Vendors.

(a)	Representations and Warranties. The representations and warranties of the Purchaser in Section 4.2 will be true and correct in all respects and for this purpose all materiality qualifications in such representations and warranties will be disregarded as of the Closing Time, as though made on and as of the Closing Time. The Vendors will have received a certificate of the Purchaser addressed to the Vendors and dated the Closing Date confirming the same.

(b)	Purchaser’s Compliance. The Purchaser will have performed and complied with all of the terms and conditions in this Agreement in all material respects on its part to be performed or complied with at or before the Closing and will have executed and delivered or caused to have been executed and delivered to the Vendors at the Closing all the documents contemplated in Section 7.2 and elsewhere in this Agreement.

(c)	Material Adverse Change. There will have been no material adverse change with respect to the Purchaser or its business, assets or properties since the date hereof.

(d)	Absence of Injunctions. No injunction or restraining order of any court or administrative tribunal of competent jurisdiction are in effect prohibiting the transactions contemplated by this Agreement and no action or proceeding will have been instituted or be pending before any court or administrative tribunal to restrain or prohibit the transactions between the Parties contemplated by this Agreement.

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(e)	TSX Approval. The TSX will have approved the issue and listing of the Consideration Shares on terms acceptable to the Purchaser, and all conditions to the listing of such shares will have been satisfied.

(f)	Employment Agreement: The Principals and the Purchaser will have negotiated the terms of the Employment Agreement satisfactory to each of the Principals respectively and the Purchaser.

ARTICLE 7

CLOSING DATE DELIVERIES

7.1	Deliveries by Vendors and the Principals.

Concurrently with the execution of this Agreement and the consummation of the purchase and sale transaction effected hereby, the Vendors and Principals will deliver or cause to be delivered to the Purchaser the following documents, all in substance and form satisfactory to the Purchaser:

(a)	the share certificates representing the Purchased Shares, each duly endorsed for transfer by the Vendors;

(b)	the corporate minute books and central securities registers of the Purchased Companies;

(c)	a certificate of the Vendors and the Principals dated as of the Closing Date in form and substance satisfactory to the Purchaser acting reasonably dealing with the due incorporation or organization of the Vendors, as applicable, the authorization by the Vendors and Principals of this Agreement and each agreement referred to herein to which the Vendors is a party, the performance of the Vendors’ obligations hereunder and thereunder, and incumbency;

(d)	a resignation duly executed by each director and officer of the Purchased Companies designated in writing by the Purchaser prior to Closing;

(e)	releases, in a form reasonably satisfactory to Vendors’ counsel, of each of the Vendors and the Principals (in their relevant capacities) from any and all possible Claims against any of the Purchased Companies arising from any act, matter or thing arising at or prior to the time of Closing, except with respect to any Indemnifications, protections or coverage pursuant to Insurance policies for the benefit of the Vendors and all its directors and officers in connection with the bona fide execution of such duties;

(f)	a duly executed copy of the Non-Competition Agreements, Employment Agreements and Escrow Agreement;

(g)	a quit claim and waiver agreement with respect to the rights and obligations in relation to XXXXX under certain option agreements; and

*Identity redacted as containing personal information

(h)	any other documents required under this Agreement and such evidence as counsel for the Purchaser may reasonably require as necessary to effectuate the transactions contemplated herein.

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7.2	Deliveries by Purchaser.

Concurrently with the execution of this Agreement and the consummation of the purchase and sale transaction effected hereby, Purchaser will deliver or cause to be delivered to the Purchaser the following documents and payments:

(a)	evidence, satisfactory to the Vendors, of the legal and beneficial registration of the Consideration Shares in the name of the Vendors, as applicable;

(b)	payment of the cash portion of the Purchase Price in immediately available funds to the Vendors, as applicable, due on the Closing Date in accordance with Section 2.3, including delivery of the duly executed Promissory Note Assignment and Assumption Agreement;

(c)	a duly executed copy of the Non-Competition Agreements, Employment Agreements and Escrow Agreement;

(d)	certificate of compliance for the Purchaser, issued by Industry Canada dated the date of Closing;

(e)	evidence of TSX approval; and

(f)	any other documents required under this Agreement and such evidence as counsel for the Vendors may reasonably require as necessary to effectuate the transactions contemplated herein.

ARTICLE 8

INDEMNIFICATION

8.1	Indemnity by the Vendors.

(a)	Subject to the terms and conditions of this Article 8, each of the Vendors and the Principals will individually and not jointly and severally, indemnify the Purchaser’s Indemnified Parties and save them fully harmless against any Damages suffered or incurred by the Purchaser’s Indemnified Parties as a result of any breach of any representation, warranty or covenant of the Vendors, as applicable, contained in this Agreement.

(b)	In addition, the Vendors and the Principals each further agree, individually and not jointly and severally, to indemnify and save harmless the Purchaser and the Purchased Companies from and against any damage, losses, costs or expenses which any of them may sustain or incur by reason of:

(i)	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

(ii)	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Particulars of specific indemnities redacted as containing commercially sensitive information

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XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Particulars of specific indemnities redacted as containing commercially sensitive information (collectively, the "Specific Indemnity").

8.2	Indemnity by the Purchaser.

Subject to the terms and conditions of this Article 8, the Purchaser will indemnify the Vendors’ Indemnified Parties and save them fully harmless against any Damages which any of them may suffer or incur as a result of any breach of any representation, warranty or covenant of the Purchaser contained in this Agreement.

8.3	Calculation of Damages.

(a)	The amount of any Damages incurred by any Indemnified Party and for which indemnification is provided under this Article 8 will be calculated net of any net amount actually recovered by such Indemnified Party from a third party with respect to such Damages (including any applicable insurance proceeds).

(b)	Each Indemnified Party agrees to take commercially reasonable steps to mitigate any Damages that such Indemnified Party asserts under this Article 8. Any reasonable costs and expenses incurred by such Indemnified Party in connection with such mitigation will constitute Damages that may be recovered hereunder.

8.4	Indemnity Limits.

The obligation of the Parties to indemnify each other pursuant to this Article 8 will also be subject to the following limitations and provisions:

(a)	an Indemnified Party will only be entitled to make a claim for indemnification pursuant to Section 8.1 or 8.2, as the case be, if written notice (which notice must contain detailed particulars (to the extent available) of such claim, the factual basis for the claim and the amount of losses) is delivered to the Indemnifying Party within the relevant time periods provided for in Section 4.4;

(b)	except in connection with the Specific Indemnity which is not subject to the Threshold, neither the Vendors nor the Purchaser will have any liability to indemnify under this Article 8 until the aggregate of all Damages for which the Vendors or the Purchaser, as the case may be, have suffered, incurred or sustained exceeds XXXXX (the “Threshold”). Once the aggregate of all such Damages for which the Vendors or Purchaser, as the case may be, is responsible for indemnifying exceeds the Threshold, such Indemnifying Party will be responsible for all Damages, including Damages up to the Threshold.

*Amount redacted as containing commercially sensitive information

(c)	except in connection with any Claim relating to title to the shares of the Purchased Companies, or intentional misrepresentation or fraud, the maximum aggregate liability of the Vendors or Principals to indemnify the Purchaser’s Indemnified Parties under this Article 8 will be the aggregate amount of XXXXXXX plus any amount of the Working Capital Payment actually received;

*Amount redacted as containing commercially sensitive information

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(d)	the maximum aggregate liability of the Vendors or Principals to indemnify the Purchaser’s Indemnified Parties under this Article 8 in connection with any Claim relating to the Specific Indemnity XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

*Amount redacted as containing commercially sensitive information

(e)	for certainty, there shall be no maximum aggregate liability of the Vendors or Principals to indemnify the Purchaser's Indemnified Parties in connection with any Claim relating to title to the shares of the Purchased Companies, or fraud, or intentional misrepresentation, and any such Claim shall not be included in the calculation of the liability in Section 8.4(c) above;

(f)	except in connection with any Claim relating to payment of the Purchase Price, title to the Consideration Shares or fraud or intentional misrepresentation, the maximum aggregate liability of the Purchaser to indemnify the Vendors’ Indemnified Parties under this Article 8 will be XXXXXXXX ;

*Amount redacted as containing commercially sensitive information

(g)	for certainty, there shall be no maximum aggregate liability of the Purchaser to indemnify the Vendors' Indemnified Parties in connection with any Claim relating to payment of the Purchase Price, title to the Consideration Shares, fraud or intentional misrepresentation, and any such Claim shall not be included in the calculation of the liability in Section 8.4(g) above;

(h)	any payment under this Article 8 will constitute an adjustment to the Purchase Price;

(i)	if Closing occurs, the indemnification provisions in this Article 8 will be the sole remedy for Damages under this Agreement for any breach of a representation, warranty or covenant (except for any covenants in the Employment Agreements, Non-Competition Agreements and except for covenants set out in Articles 5 and 9 of this Agreement where such additional remedies shall be limited to specific performance and injunctive relief as determined by a court of competent jurisdiction) and neither the Indemnified Party nor any of its Affiliates will have any further recourse for Damages against the Vendors, Principals or the Purchaser or any of their respective Affiliates, as applicable, in respect of the facts or circumstances giving rise to such breach of representation, warranty or covenant (except for any covenants in the Employment Agreements, Non-Competition Agreements and except for covenants set out in Articles 5 and 9 of this Agreement where such additional remedies shall be limited to specific performance and injunctive relief as determined by a court of competent jurisdiction); and

(j)	subject to the Indemnity Surplus calculated and available in accordance with Section 3.2(e), and to the terms of the Escrow Agreement, the indemnification obligations of the Vendors and the Principals shall be satisfied first, by the Indemnity Surplus (if any, and as applicable), second, by the delivery to the Purchasers’ Indemnified Parties of such number of Escrow Shares, if any, having a value equal to the amount of the Damages divided by the then current market price of the Escrow Shares, and third, by way of set off against the Working Capital Payment. If the Indemnity Surplus, delivery of the Escrow Shares, or set off against the Working Capital Payment is not sufficient to fully discharge indemnification obligations of the Vendors and the Principals, the Purchasers’ Indemnified Parties may seek direct recourse against the Vendors and the Principals for the balance of such indemnification obligations, subject to limitations contained in this Section 8.4.

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8.5	Direct Claims.

In the case of any claim for indemnification pursuant to this Article 8 not involving a Third Party Claim (a “Direct Claim”), the Indemnifying Party will have 60 days from receipt of notice thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party will make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 8, together with all such other information as the Indemnifying Party may reasonably request. If the Parties fail to agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), the Indemnifying Party will be free to pursue such remedies as may be available to it.

8.6	Third Party Claims.

(a)	The Indemnified Party will notify the Indemnifying Party in writing as soon as is reasonably practicable after being informed in writing that facts exist which may result in a claim originating from a Person other than the Indemnified Party (a “Third Party Claim”) and in respect of which a right of indemnification given pursuant to this Article 8 may apply, provided that failure to provide such notice will not relieve the Indemnifying Party of any of its obligations under this Agreement unless (and only to the extent that) the omission materially prejudices the Indemnifying Party’s ability to exercise its rights under this Article 8.

(b)	The Indemnifying Party will have the right to elect, by written notice delivered to the Indemnified Party within 30 days of receipt by the Indemnifying Party of the notice from the Indemnified Party in respect of the Third Party Claim, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim, provided that, in the case of assumption of control, the Indemnifying Party first acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Agreement in respect of that Third Party Claim.

(c)	If the Indemnifying Party elects to assume control of the Third Party Claim as contemplated in Section 8.6(b), the Indemnified Party will continue to have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel will be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the reasonable fees and disbursements of such counsel will be paid by the Indemnifying Party. The Indemnified Party will cooperate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defence and for this purpose will preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel, including without limitation its legal counsel and counsel for Nerd Corps, to provide such assistance and statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim.

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(d)	If the Indemnifying Party does not elect to assume control of the Third Party Claim as contemplated in Section 8.6(b), or having elected to assume control of the negotiation, settlement or defence of the Third Party Claim, the Indemnifying Party thereafter fails to conduct such negotiation, settlement or defence with reasonable diligence, then the Indemnified Party will be entitled to assume such control at the Indemnifying Party’s expense. Any reasonable costs and expenses incurred by such Indemnified Party in connection with the negotiation, settlement or defence of the Third Party Claim in accordance with this Section 8.6(c) will constitute Damages that may be recovered hereunder. No final settlement may be accepted by the Indemnified Party without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed.

(e)	The Indemnifying Party will not settle any Third Party Claim without the written consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed; provided, however, that such consent will not be required if the proposed settlement does not limit the ability of the Indemnified Party to carry on its business in any way or negatively impact the Indemnified Party in any way (including no admission of liability), and the Indemnified Party is expressly and unconditionally released from all liabilities and obligations with respect to such Third Party Claim, without prejudice. The Indemnified Party will not settle or compromise any Third Party Claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.

8.7	After Tax-Basis.

In determining the amount of any Damages under this Article 8, such Damages will be increased (or decreased) to take into account any net tax cost (or net current or future tax benefit) incurred or enjoyed by the Indemnified Party as a result of the matter giving rise to such Damages and the receipt of an indemnity payable hereunder. For greater certainty, any net tax cost will include any further cost resulting from such increased payment.

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8.8	Insurance.

Notwithstanding any other provision of this Article 8, if, at any time and from time to time, in respect of any matter for which indemnity is claimed pursuant to this Article 8 (such matter being referred to in this Section 8.8 as the "Specific Matter"), the Indemnified Party shall, prior to the first anniversary of the date on which the Indemnified Party made its claim for such Specific Matter, receive any insurance proceeds as compensation for such Specific Matter, the amount which the Indemnifier is liable to pay under this Article 8 in respect of such Specific Matter shall be reduced by the amount of the insurance proceeds so received (net of any costs incurred collecting such proceeds and any additional premiums required to be paid as a result of making the insurance claim which resulted in such proceeds); and, if such proceeds are received after the Indemnifier shall have paid the claim made in respect of such Specific Matter, the Indemnified Party shall, promptly following its receipt of such insurance proceeds, refund to the Indemnifier (without interest) that amount which is equal to the lesser of: (a) the net insurance proceeds so received in respect of such Specific Matter; and (b) the amount actually paid by the Indemnifier to the Indemnified Party in respect of the claim made by the Indemnified Party in respect of such Specific Matter. Each of the parties hereto agrees that, if it is the Indemnified Party in relation to any Specific Matter, it shall use its reasonable best efforts to collect upon those insurance policies then in effect, if any, which provide coverage in respect of such Specific Matter (provided that nothing in this Section 8.8 shall be construed as imposing any obligation to obtain or maintain any such insurance policies).

8.9	Specific Indemnity.

Notwithstanding anything else contained in this Agreement, the parties agree as follows with respect to the Specific Indemnity:

(a)	The Vendors will be responsible for all amounts up to the Specific Indemnity Cap of XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX of any payment made in connection with the Specific Indemnity, whether by way of settlement, award or in any other manner whatsoever and the Vendors agree that the XXXXX XXXXX XXXXX XXXXX will not be subject to the Threshold set out in Section 8.4(b);

(b)	Nerd Corps and the Purchaser will assume control of the defence, compromise or settlement of claim or demand of the Specific Indemnity at the expense of the Vendors (such expense to be part of the XXXXX XXXXX XXXXX XXXXX), provided, however that (i) any settlement of the Specific Indemnity shall not be made without the consent of the Vendors, which shall not be unreasonably withheld, and (ii) all fees and expenses of external legal counsel to be reimbursed by the Vendors as part of the XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX (it being understood that Vendors shall have no obligation to reimburse for expenses relating to internal counsel).

(c)	The XXXXX XXXXX XXXXX XXXXX, which is not disputed by the Vendors after having reasonable opportunity to review and examine relevant documentation therefore, shall be paid out of the XXXXX XXXXX XXXXX and the balance of the XXXXX XXXXX XXXXX if any, will be released without further deduction or set-off to the Vendors on the earlier of (i) the date which is 5 Business Days after the application of the XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX, and (ii) the Holdback Release Date. In the event that the XXXXX XXXXX XXXXX exceeds the XXXXX XXXXX XXXXX, such additional funds shall be paid by the Vendors in accordance with Section 8.4(j), within 5 Business Days of receipt of notice from Nerd Corps of such required payment pursuant to a final negotiated settlement or award issued by the presiding court. This Section 8.9 shall constitute the sole remedy against the Vendors or Principals in respect of the Specific Indemnity and XXXXX XXXXX XXXXX, and no further recourse against the Vendors, Principals or their Affiliates in respect of such matters shall be taken by the Purchaser.

*Particulars of indemnity cap redacted as containing commercially sensitive information

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*Particulars of specific indemnity redacted as containing commercially sensitive information

ARTICLE 9

CONFIDENTIALITY

9.1	Confidentiality.

(a)	Information to be Confidential. Each Party will hold and will cause each of its Representatives to hold in strictest confidence and not use in any manner, other than as expressly contemplated by this Agreement, any Confidential Information of another Party.

(b)	Required Disclosure. Section 9.1(a) will not apply to the disclosure of any Confidential Information where such disclosure is required by Applicable Law. In that case, the Party required to disclose (or whose Representative is required to disclose) will, as soon as possible in the circumstances, notify the Discloser Party of the requirement. Upon receiving such notification, the Discloser Party may take any reasonable action to challenge the requirement, and the affected Party will (or will cause its Representative to), at the expense of the Discloser Party, assist the Discloser Party in taking such reasonable action.

(c)	Return or Destruction. Following the termination of this Agreement in accordance with the provisions of this Agreement, each Party will (and will cause each of its Representatives to) promptly, upon a request from another Party, return to the requesting Party all copies of items in hard copy form (other than this Agreement), if any, which are or which contain Confidential Information of the requesting Party; provided that if the Party so obligated to return Confidential Information or its Representatives has prepared summaries or analyses containing or concerning any Confidential Information, then such Party may, instead of returning the summaries or analyses, destroy them and provide a certificate to that effect to the requesting Party.

(d)	Confidentiality Agreement. The Confidentiality Agreement is hereby terminated effective immediately.

(e)	This Article 9 will survive the Closing.

ARTICLE 10

TERMINATION

10.1	Termination Rights.

This Agreement may, by notice in writing given prior to or on the Closing Date, be terminated:

(a)	by mutual consent of the Vendors and the Purchaser;

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(b)	by the Purchaser if any of the conditions in Section 6.1 (Purchaser’s Conditions) have not been satisfied as of the Closing Date and the Purchaser has not waived such condition at or prior to the Closing Date; or

(c)	by the Vendors if any of the conditions in Section 6.2 (Vendors Conditions) have not been satisfied as of the Closing Date and the Vendors have not waived such condition at or prior to the Closing Date.

10.2	Effect of Termination.

(a)	Each Party’s right of termination under this Article is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing in this Article limits or affects any other rights or causes of action any Party may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement. If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

(b)	In the event that this Agreement is terminated by the Vendor pursuant to Section 10.1(c), or in the event Closing has not occurred by December 24, 2014 (notwithstanding any extensions to the Closing Date), in each case, as a result of the Purchaser failing to satisfy the conditions in Section 6.1(g) or 6.1(h), then XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX.

*Specific consequence of termination redacted as containing commercially sensitive information

(c)	If this Agreement is terminated pursuant to Section 10.1(Termination Rights), all obligations of the Parties under this Agreement will terminate, except that each Party’s obligations under Article 9 (Confidentiality), Article 10 (Termination), Section 11.4 (Notices), Section 11.12 (Remedies Cumulative), and Section 11.14 (Governing Law) will survive.

ARTICLE 11

GENERAL

11.1	Expenses.

XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX, each Party will be responsible for all of its Transaction Costs incurred by it.

*Limitation redacted as containing commercially sensitive information

11.2	Schedules.

All Schedules attached hereto are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Schedules or in any agreement contemplated hereby will be deemed to refer to this entire Agreement, including all Exhibits and Schedules.

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11.3	Public Announcements.

Except to the extent otherwise required by Applicable Law (in the reasonable opinion of counsel) or with the prior consent of the other Parties, acting reasonably, no Party will make any public announcement regarding this Agreement or the transactions contemplated by this Agreement. To the extent disclosure is required by Applicable Law (in the reasonable opinion of counsel), the Party required to make such disclosure shall to notify and consult with the other Party in advance of such disclosure, and the Parties shall use all reasonable efforts, acting in good faith, to agree on a text for the statement or release that is satisfactory to the Parties.

11.4        Notices.

(a)	Mode of Giving Notice. Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement will be in writing and will be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by fax or email, in each case to the applicable address set out below:

if to the Vendors, as follows:

Asaph Fipke

XXXXX XXXXX XXXXX XXXXX
XXXXX XXXXX XXXXX XXXXX XXXXX

XXXXX XXX	XXXXX XXXXX
XXXXX	XXXXX XXXXX XXXXX

Ken Faier

XXXXX XXXXX XXXXX
XXXXX XXXXX XXXXX XXXXX

XXXXX XXX	XXXXX XXXXX
XXXXX	XXXXX XXXXX XXXXX

Charles (Chuck) Johnson

XXXXX XXXXX XXXXX XXXXX
XXXXX XXXXX XXXXX XXXXX XXXXX

XXXXX XXX	XXXXX XXXXX
XXXXX	XXXXX XXXXX XXXXX

with a copy to (which shall not constitute notice):

*Addresses redacted as containing personal information

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Michael, Evrensel & Pawar LLP
Suite 650, 669 Burrard Street
Vancouver, British Columbia V6C 0B4

Attention:	Arthur Evrensel
Email:	aevrensel@meplaw.ca

if to the Purchaser, to:

DHX Media Ltd.
1478 Queen Street
Halifax, Nova Scotia
B3J 2H7
Attention:	Mark Gosine
Tel:	(902) 425 6869
Email:	mark.gosine@dhxmedia.com

with a copy to:

Stewart McKelvey
Suite 900
Purdy’s Wharf Tower 1
1959 Upper Water Street
P.O. Box 997
Halifax NS B3J 2X2
Attention:	Christine Pound
Tel:	(902) 420-3391
Email:	cpound@stewartmckelvey.com

(b)	Deemed Delivery of Notice. Any such communication so given or made will be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered, or sent electronically or sent before 4:30 p.m. on such day. Otherwise, such communication will be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail will be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication will be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner will be deemed to have been given or made and to have been received only upon actual receipt.

(c)	Change of Address. Any Party may from time to time change its address under this Section 11.4 by notice to the other Party given in the manner provided by this Section 11.4.

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11.5	Assignment.

Neither Party will be entitled to assign its rights, title and interest in and to this Agreement without the written consent of the other Party. For greater certainty, the Purchaser will remain fully liable to the Vendors for all obligations under this Agreement regardless of any permitted assignment (including without limitation the issuance of the Consideration Shares). This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

11.6	Time of Essence.

Time will be of the essence of this Agreement in all respects.

11.7	Further Assurances.

Each Party will from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and will do or cause to be done all such further acts and things in connection with this Agreement that the other Parties may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

11.8	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including the letter of intent dated October 6, 2014 between the Parties and the Confidentiality Agreement. There are no conditions, representations, warranties or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except or explicitly set out in this Agreement.

11.9	Amendment.

No amendment of this Agreement will be effective unless made in writing and signed by the Parties.

11.10	Waiver.

A waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the Party to be bound by the waiver. No waiver will be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by another Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect or any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

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11.11	Severability.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

11.12	Remedies Cumulative.

Except as otherwise expressly provided herein, the rights, remedies, powers and privileges herein provided to a Party are cumulative and in addition to and not exclusive of or in substitution for any rights, remedies, powers and privileges otherwise available to that Party.

11.13	Attornment.

Each Party agrees (i) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court; (ii) that it irrevocably waives any right to, and will not, oppose any such Ontario action or proceeding on any jurisdictional basis, including forum non conveniens.

11.14	Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario, without giving effect to principles of conflict of laws.

11.15	Counterparts.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and both of which taken together will be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Parties by facsimile transmission and such transmission will constitute delivery of an executed copy of this Agreement to the receiving Party.

[signature page follows]

52

IN WITNESS WHEREOF the Parties have executed this Agreement.

DHX MEDIA LTD.

Per:	Signed "Dana Landry"
	Name:	Dana Landry

	Title:	CEO

I have the authority to bind the corporation

AMF HOLDINGS LTD.

Per:	Signed "Asaph Fipke"
	Name:	Asaph Fipke

	Title:	President

I have the authority to bind the corporation

THE FIPKE II FAMILY TRUST

Per:	Signed "Asaph Fipke"
Name: Asaph Fipke

Title: Trustee

I have the authority to bind the trust

THE FAIER FAMILY TRUST

Per:	Signed "Ken Faier"
	Name:	Ken Faier

	Title:	Trustee

I have the authority to bind the trust

THE FAIER (2013) FAMILY TRUST

Per:	Signed "Ken Faier"
	Name:	Ken Faier

	Title:	Trustee

I have the authority to bind the trust

THE JOHNSON FAMILY TRUST

Per:	Signed "Charles Chuck Johnson"
	Name:	Charles (Chuck) Johnson

	Title:	Trustee

I have the authority to bind the trust

THE JOHNSON (2013) FAMILY TRUST

Per:	Signed "Charles Chuck Johnson"
	Name:	Charles (Chuck) Johnson

	Title:	Trustee

I have the authority to bind the trust

Per:	Signed "Asaph Fipke"
	Name:	ASAPH FIPKE

Per:	Signed "Ken Faier"
	Name:	KEN FAIER

Per:	Signed "Chuck Johnson"
	Name:	CHUCK JOHNSON

DISCLOSURE SCHEDULE PACKAGE

SCHEDULE 1.1(ff) - FINANCIAL STATEMENTS

*Redacted as containing commercially sensitive information

SCHEDULE 1.1(tt) – NERD CORPS SUBSIDIARIES

Nerd Corps’ wholly-owned subsidiary companies are as follows:

Name (Status)	Production	Jurisdiction	Type	Recognition Date	Corp. Number
ADAMANTIUM PRODUCTIONS (II) INC.	Max Steel II	BC	Company	10/18/2012	BC0953018
ADAMANTIUM PRODUCTIONS (III) INC.	Max Steel III	BC	Company	4/11/2014	BC0999437
ADAMANTIUM PRODUCTIONS INC.	Max Steel	BC	Company	8/29/2011	BC0919106
AWESPIRING PRODUCTIONS (II) INC.	Rated A for Awesome II	BC	Company	2/1/2010	BC0872771
AWESPIRING PRODUCTIONS INC.	Rated A for Awesome	BC	Company	11/23/2009	BC0866949
HYDROLOGIC PRODUCTIONS INC.	The Deep	BC	Company	4/15/2014	BC0999722
LOTSA THUNDER PILOT PRODUCTIONS INC.	Blaze pilot	BC	Company	1/20/2012	BC0930651
LOTSA THUNDER PRODUCTIONS (II) INC.	Blaze II	BC	Company	6/3/2014	BC1004272
LOTSA THUNDER PRODUCTIONS INC.	Blaze	BC	Company	11/8/2012	BC0954770
NERD CORPS DEVELOPMENT INC.	N/A	BC	Company	8/29/2014	BC1012247
NERD CORPS INTERACTIVE INC.	N/A	BC	Company	6/19/2009	BC0854806
NERD CORPS INTERNATIONAL DISTRIBUTION INC.	N/A	BC	Company	10/25/2006	BC0772774
NERD CORPS PROPERTIES INC.	N/A	BC	Company	12/31/2013	BC0989533
NERD CORPS SOUND INC.	N/A	BC	Company	6/15/2010	BC0883638
SCARE SCHOOL PRODUCTIONS (II) INC.	Monster High II	BC	Company	2/1/2012	BC0931744
SCARE SCHOOL PRODUCTIONS (III) INC.	Monster High III	BC	Company	1/10/2013	BC0959787
SCARE SCHOOL PRODUCTIONS (IV) INC.	Monster High IV	BC	Company	11/21/2013	BC0986234
SCARE SCHOOL PRODUCTIONS INC.	Monster High	BC	Company	4/12/2011	BC0908012
SLUGTERRAINEA PRODUCTIONS (III) INC.	Slugterra III	BC	Company	8/20/2014	BC1011388

				Recognition	Corp.
Name (Status)	Production	Jurisdiction	Type	Date	Number
SLUGTERRAINEA PRODUCTIONS (II) INC.	Slugterra II	BC	Company	10/18/2013	BC0983362
STORM HAWKS PRODUCTIONS INC.	Storm Hawks	BC	Company	4/20/2006	BC0755290
SCARE SCHOOL PRODUCTIONS (V) INC.	Monster High V	BC	Company	11/21/2014	Bc1019674

Nerd Corps Entertainment Inc. owns 100% of the Common shares and Nerd Corps International Distribution Inc. owns 100% of the Preferred shares of the following entities:

				Recognition	Corp.
Name (Status)	Production	Jurisdiction	Type	Date	Number
BUNNY, SQUIRREL AND GULL PRODUCTIONS (II) INC.	Endangered Species II	BC	Company	7/25/2013	BC0976319
BUNNY, SQUIRREL AND GULL PRODUCTIONS INC.	Endangered Species	BC	Company	8/16/2012	BC0948126
KMM PRODUCTIONS INC.	Kate and Mim Mim	BC	Company	9/10/2012	BC0949724
SLUGTERRAINEA PRODUCTIONS INC.	Slugterra	BC	Company	3/16/2011	BC0905630

SCHEDULE 1.1(xx) – PERMITTED LIENS

ADAMANTIUM PRODUCTIONS (II) INC.

PPR Base Reg # 601565H

Secured Party: Royal Bank of Canada

Base Debtor: Adamantium Productions (II) Inc.

Bus Debtor: Adamantium productions (II) Inc.

ADAMANTIUM PRODUCTIONS (III) INC.

PPR Base Reg # 291309I

Secured Party: Royal Bank of Canada

Base Debtor: Adamantium Productions (III) Inc.

Bus Debtor: Adamantium productions (III) Inc.

ADAMANTIUM PRODUCTIONS INC.

PPR Base Reg # 644573G

Secured Party: Royal Bank of Canada

Base Debtor: Adamantium Productions Inc.

Bus Debtor: Adamantium productions Inc.

AWESPIRING PRODUCTIONS (II) INC.1

PPR Base Reg # 673029F

Secured Debtor: Buena Vista International, Inc.

Bus Debtor: Awespiring Productions (II) Inc.

AWESPIRING PRODUCTIONS INC.

PPR Base Reg # 673026F2

Secured Party: Nerd Corp International Distribution Inc.

Secured Debtor: Buena Vista International, Inc.

Bus Debtor: Awespiring Productions Inc.

PPR Base Reg # 676581F3

Secured Party: Film Finances Canada Ltd.

Base Debtor: Awespiring Productions Inc.

HYDROLOGIC PRODUCTIONS INC.

PPR Base Reg # 125359I

Secured Party: Royal Bank of Canada

Base Debtor: Hydrologic Productions Inc.

Bus Debtor: Hydrologic Productions Inc.

1 This charge is a Permitted Lien described in Section 1.1(xx)(ii).

2 This charge is a Permitted Lien described in Section 1.1(xx)(ii).

3 All obligations in connection with this registration have been fulfilled. A discharge will be obtained post-close.

PPR Base Reg # 133647I

Secured Party: Royal Bank of Canada

Base Debtor: Hydrologic Productions Inc.

LOTSA THUNDER PILOT PRODUCTIONS INC.

PPR Base Reg # 633415G4

Secured Party: New Games Productions Inc.

Base Debtor: Lotsa Thunder Pilot Productions Inc.

PPR Base Reg # 773648G5

Secured Party: National Bank of Canada

Base Debtor: Lotsa Thunder Pilot Productions Inc.

LOTSA THUNDER PRODUCTIONS INC.

PPR Base Reg # 260367H

Secured Party: National Bank of Canada

Base Debtor: Lotsa Thunder Productions Inc.

Bus Debtor: Lotsa Thunder Productions Inc.

NERD CORPS INTERNATIONAL DISTRIBUTION INC.

PPR Base Reg # 673030F

Secured Party: Buena Vista International, Inc.

Base Debtor: Nerd Corps International Distribution

PPR Base Reg # 724911F

Secured Party: Royal Bank of Canada

Base Debtor: Nerd Corps International Distribution

PPR Base Reg # 095278H

Secured Party: Fremantle Media Limited

Base Debtor: KMM Productions Inc.

Bus Debtor: Nerd Corps International Distribution

SCARE SCHOOL PRODUCTIONS (III) INC.

PPR Base Reg # 711988H

Secured Party: Royal Bank of Canada

Base Debtor: Scare School Productions (III) Inc.

Bus Debtor: Scare School Productions (III) Inc.

SCARE SCHOOL PRODUCTIONS (II) INC.

PPR Base Reg # 047127H

Secured Party: Royal Bank of Canada

4 This charge is a Permitted Lien described in Section 1.1(xx)(ii).

5All obligations in connection with these registrations have been fulfilled. A discharge will be obtained post-close.

Base Debtor: Scare School Productions (II) Inc.

Bus Debtor: Scare School Productions (II) Inc.

STORM HAWKS PRODUCTIONS INC.

PPR Base Reg # 346108D6

Secured Party: U.S. Bank National Association

Base Debtor: Storm Hawks Productions Inc.

PPR Base Reg # 461588D7

Secured Party: The Union of BC Performers

Base Debtor: Storm Hawks Productions Inc.

Bus Debtor: Storm Hawks Productions Inc.

BUNNY, SQUIRREL AND GULL PRODUCTIONS (II) INC.

PPR Base Reg # 846916H

Secured Party: Royal Bank of Canada

Base Debtor: Bunny, Squirrel and Gull (II) Productions Inc.

Bus Debtor: Bunny, Squirrel and Gull (II) Productions Inc.

BUNNY, SQUIRREL AND GULL PRODUCTIONS INC.

PPR Base Reg # 085791H

Secured Party: Royal Bank of Canada

Base Debtor: Bunny, Squirrel and Gull Productions

Bus Debtor: Bunny, Squirrel and Gull Productions

PPR Base Reg # 674439H8

Secured Party: Film Finance Canada Ltd.

Base Debtor: Bunny, Squirrel and Gull Productions

Bus Debtor: Film Finances Canada Ltd.

KMM PRODUCTIONS INC.

PPR Base Reg # 085755H

Secured Party: Royal Bank of Canada

Base Debtor: KMM Productions Inc.

Bus Debtor: KMM Productions Inc.

PPR Base Reg # 095278H9

Secured Party: Fremantle Media Limited

Base Debtor: KMM Productions Inc.

Bus Debtor: Nerd Corps International Distribution Inc.

PPR Base Reg #674438H

Secured Party: Film Finances Canada Ltd.

Base Debtor: KMM Productions Inc.

6 All obligations in connection with this registration have been fulfilled. A discharge will be obtained post-close.

7 This charge is a Permitted Lien described in Section 1.1(xx)(iii).

8 All obligations in connection with this registration have been fulfilled. A discharge will be obtained post-close.

9 This charge is a Permitted Lien described in Section 1.1(xx)(ii).

Bus Debtor: Film Finances Canada Ltd.

NERD CORPS ENTERTAINMENT INC.

PPR Base Reg # 485557B

Secured Party: Royal Bank of Canada

Base Debtor: Nerd Corp Entertainment Inc.

PPR Base Reg # 902134F

Secured Party: Royal Bank of Canada

Base Debtor: Nerd Corp Entertainment Inc.

PPR Base Reg #314848G

Secured Party: PNC Equipment Finance, a Division of PNC Bank Canada Branch

Base Debtor: Nerd Corps Entertainment Inc.

PPR Base Reg # 630947G

Secured Party: RCAP Leasing Inc.

Base Debtor: Nerd Corp Entertainment Inc.

PPR Base Reg # 260486H

Secured Party: National Bank of Canada

Base Debtor: Nerd Corp Entertainment Inc.

Bus. Debtor: Nerd Corp Entertainment Inc.

PPR Base Reg # 703982H

Secured Party: Roynat Inc.

Base Debtor: Nerd Corp Entertainment Inc.

PPR Base Reg # 235485I

Secured Party: Royal Bank of Canada

Base Debtor: Nerd Corp Entertainment Inc.

PPR Base Reg # 237693I

Secured Party: National Leasing Group Inc.

Base Debtor: Nerd Corp Entertainment Inc.

Unregistered Liens:

1.	XXXXX granted security interest over all seasons of XXXXX to secure Purchased Companies obligations under all such license agreements.

*Identity of secured party redacted as containing commercially sensitive information

2.	XXXXX XX granted security interest over all elements of the XXXXX production. Those elements are assigned to XXXXXXXXX without reservation as they are created by our single purpose production entity. Interest not perfected by way of separate interest.

*Identity of secured party redacted as containing commercially sensitive information

Other Liens:

1.	XXXXX XXXXX interest in the copyright of the productions it has provided production financing to. Please see XXXXX XXXXX agreements listed in Schedule 4.1(q) which sets out the Purchased Companies Material Contracts.

*Identity of secured party redacted as containing commercially sensitive information

2.	Various copyright mortgages in connection with bank financings. Please see Schedule 1.1(yy) which sets out the Permitted Production Financing. Any bank financing provided in connection with a proprietary series includes a copyright mortgage.

SCHEDULE 1.1(yy) – PERMITTED PRODUCTION FINANCING

The ordinary course production debt incurred by the Purchased Companies in the course of carrying out the Purchased Companies Business is as follows:

1.	Equipment Lease between Nerd Corps Entertainment Inc. (“NCE”) and Royal Bank of Canada (“RBC”), pursuant to Master Lease Agreement dated October 16, 2014, creating a revolving lease facility of up to XXXXX against equipment leases.

*Amount redacted as containing commercially sensitive information

2.	Software lease between NCE and National Leasing Group Inc. to secure leases for 233 Autodesk Maya software licenses creating a total obligation of XXXXX.

*Amount redacted as containing commercially sensitive information

3.	Production loan for Max Steel Season 1 between Adamantium Productions Inc. and RBC pursuant to Loan Agreement dated as of March 13, 2012, as amended. Outstanding amount approximately XXXXX of principal and XXXXX of interest.

*Amounts redacted as containing commercially sensitive information

4.	Production loan for Max Steel Season 2 between Adamantium Productions (II) Inc. and RBC pursuant to Loan Agreement dated as of August 20, 2013. Outstanding amount approximately XXXXX of principal and XXXXX of interest.

*Amounts redacted as containing commercially sensitive information

5.	Production loan for Kate and Mim Mim season one between KMM Productions Inc. and RBC pursuant to Loan Agreement dated as of November 8, 2012. Outstanding amount approximately XXXXX of principal and XXXXX of interest.

*Amounts redacted as containing commercially sensitive information

6.	Production loan for Endangered Species season one between Bunny, Squirrel and Gull Productions Inc. and RBC pursuant to Loan Agreement dated as of February 8, 2014. Outstanding amount XXXXX of principal and XXXXX of interest.

*Amounts redacted as containing commercially sensitive information

7.	Production loan for Endangered Species season two between Bunny, Squirrel and Gull Productions (II) Inc. and RBC pursuant to Loan Agreement dated as of January 8, 2014.

Outstanding amount XXXXX  of principal and XXXXX of interest.

*Amounts redacted as containing commercially sensitive information

8.	Production loan for Monster High 2014 between Scare School Productions (III) Inc. and RBC pursuant to Loan Agreement dated November 26, 2013. Outstanding amount XXXXX of principal and XXXXX of interest.

*Amounts redacted as containing commercially sensitive information

9.	Production loan for Blaze between Lotsa Thunder Productions Inc. and National Bank of Canada pursuant to Loan Agreement dated September 18, 2014. Outstanding amount XXXXX of principal and XXXXX of interest.

*Amounts redacted as containing commercially sensitive information

10.	Demand loan between AMF Holdings Ltd. (formerly 0895492 B.C. Ltd.), as lender, and Nerd Corps International Distribution Inc., as debtor, pursuant to Loan Agreement dated December 31, 2010. Outstanding amount of XXXXX as of November 13, 2014. Interest at XXXXX XXXXX XXXXX XXXXX per annum compounded annually and payable on demand.

*Amounts redacted as containing commercially sensitive information

11.	Production loan for Max Steel (Season 3) between Adamantium Productions (III) Inc. and RBC pursuant to Loan Agreement dated September 23, 2014. Outstanding amount XXXXX of principal and XXXXX of interest.

*Amounts redacted as containing commercially sensitive information

SCHEDULE 1.1(mmmm) – WORKING CAPITAL

Current Assets

Cash

Accounts receivable, net of those that are 120 days or more outstanding. Subject to the following, the allowance will include any amounts due that are over 120 days outstanding, but any portion of the allowances that are received will be paid to the Vendors, when received. Receivables from tier one television broadcasters, and receivables from the Canada Media Fund, Shaw Rocket Fund, and Bell New Media Fund, will not be reduced by any allowances.

Prepaid expenses

Gross tax receivables (both regular corporate, tax credits, and any refundable amounts earned from the Advantage BC program)

Gross value of productions in progress with the book value of completed productions excluded.

Development costs, where such costs are offset by third party development funding.

Total Current Assets (A)

Current Liabilities

Accounts payable & accrued liabilities

Demand loans, including without limitation, the demand loan between AMF Holdings Ltd. (formerly 0895492 B.C. Ltd.), as lender, and Nerd Corps International Distribution Inc., as debtor, pursuant to Loan Agreement dated December 31, 2010.

Leases and any amounts on lease lines of credit, to the extent they are not covered by, and charged to, production budgets. For greater certainty, such amounts shall not include amounts billed to productions and payable from software and hardware lines of the relevant budgets.

Taxes payable (current only)

Deferred revenue.

Total Current Liabilities (B)

Subtotal (A-B)

Adjustments:

1.	Payroll accrual to Closing

2.	Income tax accrual to Closing

Total Adjustments ( C )

Final Working Capital Amount (A-B+C)

1.	All calculations and adjustments to the Closing Date Balance Sheet shall be made in accordance with Canadian GAAP.

2.	Promissory Notes payable and assumed by Purchaser at Closing representing the Pre-Closing Dividends shall be excluded from the calculation.

3.	No allowances shall be made against any tax credits receivable, or any other receivable other than as expressly agreed herein. An allowance of XXXXX will be made against tax credits receivable by KMM Productions Inc., but any portion of such allowance that is received will be paid to the Vendors, when received.

*Amount redacted as containing commercially sensitive information

4.	Taxes payable will be calculated in a manner strictly consistent with historical practices of NCE as reflected in NCE’s tax returns for each of the last 5 fiscal years, as long as it is not less than the current estimated taxes payable.

5.	“cash” shall mean the gross value on the books of NCE and the Subsidiaries of cash, bank balances, moneys in possession of banks, term or time deposits that are available within 365 days and similar cash items.

6.	All references to “receivables” shall mean the net value on the books of NCE and all subsidiaries other than as excluded per the definition of Accounts Receivable under Current Assets above.

7.	“prepaid expenses” shall mean deposits and prepaid expenses of NCE and the Subsidiaries which would ordinarily be expected to be used or applied within one year of the Closing Date.

8.	“accounts payable and accruals” shall mean accounts payable and all accruals not specifically excluded herein for which payment would ordinarily be expected to be made within one year of the Closing Date.

9.	No claims shall be considered a current liability unless they have are the subject of a judgment, order or final settlement and would ordinarily be expected to be paid within one year of the Closing Date.

10.	Derivative assets or liabilities shall not constitute assets or liabilities for the purposes of calculating working cap where such contracts are tied to production financing.

11.	Transaction Costs (including for greater certainty all transactional bonuses) shall not be included as a liability of the Purchased Companies to the extent that they are payable by Vendors at close.

SCHEDULE 2.2 – PURCHASE PRICE ALLOCATION

*Redacted as containing commercially sensitive information

SCHEDULE 4.1(f) – OWNERSHIP OF PURCHASED SHARES

The Purchased Shares are being sold as follows:

Vendor	Purchased Shares
ASAPH FIPKE	1,000 CLASS A VOTING COMMON shares of Nerd Corps Entertainment Inc.
THE FIPKE II FAMILY TRUST	1,480 CLASS B NON-VOTING COMMON shares of Nerd Corps Entertainment Inc.

AMF HOLDINGS LTD.	2,757 CLASS A PREFERENCE shares of Nerd Corps Entertainment Inc.

Vendor	Purchased Shares
CHARLES (CHUCK) JOHNSON	748 CLASS A PREFERRED shares of C. Johnson Holdings Ltd.
THE JOHNSON FAMILY TRUST	4,095 CLASS A PREFERRED shares of C. Johnson Holdings Ltd.

THE JOHNSON (2013) FAMILY TRUST	100 CLASS A VOTING COMMON shares of C. Johnson Holdings Ltd.

Vendor	Purchased Shares
THE FAIER (2013) FAMILY TRUST	100 CLASS A VOTING COMMON shares of Faier Holdings Ltd.
THE FAIER FAMILY TRUST	1,302 CLASS A PREFERRED shares of Faier Holdings Ltd.

SCHEDULE 4.1(g) – ORGANIZATION OF THE PURCHASED COMPANIES

Purchased Companies’ Information:

Nerd Corps Entertainment Inc.
Corporate
Jurisdiction:		British Columbia (Incorporated)
Incorporation Date:		January 10, 2003
Directors
Asaph Fipke
Elected January 10, 2003
Officers
Asaph Fipke
President
Asaph Fipke
Secretary
Authorized Share Capital
Authorized	Class	P.V.	Issued	Available
100,000	Class A Voting Common (Voting)	Without	1,252	98,748
10,000,000	Class B Non-Voting Common	Without	1,480	9,998,520
Unlimited	Class C Non-Voting Common	Without	260	n/a
Unlimited	Class D Non-Voting Common	Without	260	n/a
1,000,000	Class A Preference	$0.0001	3,245	996,755
1,000,000	Class B Preference	Without	0	1,000,000
Issued Share Capital
Class	Held	Holder		Cert's
XXXXX XXXXX	XX	XXXXX XXXXX		XXX
	XX	XXXXX XXX		XXX
	XXX	XXXXX X		XXX XXX
XXXXX XXX XXXXX	XXX	XXXXX XXXXX		XXX XXX
XXXXX XXX XXXXX	XX	XXXXX XXXXX		XXX
XXXXX XXX XXXXX	XX	XXXXX XXX		XXX
XXXXX XXX	XX	XXXXX XXXXX		XXX
	XXX	XXXXX XXX		XXX XX

*Details of holdings redacted as containing personal information

Faier Holdings Ltd.
Corporate
Jurisdiction:	British Columbia (Incorporated)
Incorporation Date:	May 29, 2013
Directors
Kenneth Faier
Elected May 29, 2013
Officers
Kenneth Faier
President
Authorized Share Capital
Authorized	Class	P.V.	Issued	Available
Unlimited	Class A Voting Common (Voting)	Without	100	n/a
Unlimited	Class B Non-Voting Common	Without	0	n/a
Unlimited	Class C Non-Voting Common	Without	0	n/a
Unlimited	Class A Preferred	$0.001	1,302	n/a
Unlimited	Class B Preferred	Without	0	n/a
Unlimited	Class C Preferred	Without	0	n/a
Issued Share Capital
Class	Held	Holder		Cert's
XXXXX XXXXX XXXXX	XX	XXXXX XXXXX XXXXX		XXXXXXX
XXXXX XXXXX	XXX	XXXXX XXXXX XXX		XXXXXXXXX

*Details of holdings redacted as containing personal information

C. Johnson Holdings Ltd.
Corporate
Jurisdiction:	British Columbia (Incorporated)
Incorporation Date:	May 29, 2013
Directors
Charles (Chuck) Johnson
Elected May 29, 2013
Officers
Charles (Chuck) Johnson
President
Authorized Share Capital
Authorized	Class	P.V.	Issued	Available
Unlimited	Class A Voting Common (Voting)	Without	100	n/a
Unlimited	Class B Non-Voting Common	Without	0	n/a
Unlimited	Class C Non-Voting Common	Without	0	n/a
Unlimited	Class A Preferred	$0.001	4,843	n/a
Unlimited	Class B Preferred	Without	0	n/a
Unlimited	Class C Preferred	Without	0	n/a
Issued Share Capital
Class	Held	Holder		Cert's
XXXXX XXXXX XXXXX	XX	XXXXX XXXXX XXXXX		XXXXXXX
XXXXX XXXXX	XXX	XXXXX XXXXX XXX		XXXXXXXXX
	XX	XXXXX XXXXX XXX		XXXXXXX

*Details of holdings redacted as containing personal information

Purchased Companies’ shares/securities held in another entity

Nerd Corps International Distribution Inc. is the 37.5% shareholder in Jetpack Distribution Limited, a UK company.

SCHEDULE 4.1(l) – AFFILIATE LIABILITIES

(i) Loans and obligations to and From Non-Arm’s Length Parties

a.	There are intercorporate loans between the Purchased Companies that net to zero on consolidation of the Purchased Companies

b.	A related party loan from AMF Holdings Inc. to Nerd Corps International Distribution Inc. in the amount of XXXXX

*Amount redacted as containing commercially sensitive information

c.	NCID has future obligations to pay license fees to related production companies as follows:

i.	XXXXX XXXXX XXXXX XXXXX XXXXX
ii.	XXXXX XXXXX XXXXX XXXXX XXXXXX
iii.	XXXXX XXXXX XXXXX XXXXX XXXXXXXXX
iv.	XXXXX XXXXX XX

*Amounts redacted as containing commercially sensitive information

(ii) Guarantees

a.	NCE guarantees the obligations of each single purpose production entity receiving production financing from Shaw Rocket Fund (“SRF”). Please see schedule 4.1(q)(iv) which includes references to each such SRF funding agreement.
b.	NCE guarantees all items set out in Schedule 1.1(yy) (Permitted Production Financing) other than the equipment leases (items 1. and 2. In 1.1(yy)) and the AMF Demand Loan (item 10 in Schedule 1.1(yy).
c.	NCID guarantees the equipment lease between NCE and RBC set out as item 1. in Schedule 1.1(yy).
d.	NCE guarantees the obligations of its wholly owned subsidiaries to TELETOON in connection with the license and delivery of episodes 1 to 26 of Endangered Species.
e.	NCE guarantees the obligations of NCID to Radio Canada in connection with NCID’s license agreement for Kate and Mim Mim.
f.	NCE guarantees the obligations of each of its single purpose productions companies to YTV (Corus) for each season of Storm Hawks, LOSE and RAFA.
g.	NCE guarantees the obligations of NCID to Family Channel on all seasons of Slugterra produced to date.

SCHEDULE 4.1(q) – PURCHASED COMPANIES MATERIAL CONTRACTS

(i) Credit Facilities, Loan Agreements, Guarantees, or Security Agreements:

1.	Credit facilities and loan agreements – refer to schedule 1.1 (yy)

2.	Guarantees or Security Agreements

a.	Copyright mortgage dated April 21, 2010 between Buena Vista International Inc. and Nerd Corps International Distribution Inc. (“NCID”);

b.	Copyright mortgage dated February 22, 2012 between New Games Productions Inc. and Lotsa Thunder Pilot Productions Inc.;

c.	Copyright mortgage dated November 21, 2012 between KMM Productions Inc. and Royal Bank of Canada;

d.	Copyright mortgage dated February 8, 2013 between Bunny, Squirrel and Gull Productions Inc. and Royal Bank of Canada;

e.	Copyright mortgage dated February 18, 2014 between Bunny, Squirrel and Gull Productions (II) Inc. and Royal Bank of Canada;

f.	the guarantees and standard suite of security agreements related to the Liens, all as set out in Schedule 1.1(xx) and the Permitted Production Financing, all as set out in Schedule 1.1(yy);

g.	Interparty agreement dated August 16, 2014 between Export Finance and Insurance Corporation and Nerd Corps International Distribution Inc. and Technicolor Creative Services USA Inc. and Australian Broadcasting Corporation and Seven Network (Operations) Limited and The Deep Rights PTY. LTD. and The Deep (Australia) Productions PTY LTD. and Hydrologic Productions Inc. and A Stark Production PTY LTD. and Royal Bank of Canada and Nerd Corps Entertainment and Cinefinance LLC.

(ii) Partnership, Royalty10 and Joint Venture Agreements

Principal creator royalties and participations in option agreements listed below. Additional obligations as per option agreements.

10 Backend participation of license fees on sales are not considered a “Royalty”.

1.	Royalty agreements – refer to schedule 4.1(q)(iv) E ii Slugterra Merchandising Agreements and F ii Storm Hawks Merchandising Agreements and B i.7 Fremantle Distribution agreement;

2.	Option agreement dated November 10, 2005 and revised June 19, 2006 between Asaph Fipke and NCE concerning Storm Hawks;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX;

*Economic terms redacted as containing commercially sensitive information

3.	Option agreement dated November 28, 2005 between Phillippe Ivanusic and NCE concerning League of Super Evil;

4.	Option agreement dated November 29, 2005 between Philippe Ivanusic and Davila LeBlanc and Peter Ricq and NCE concerning League of Super Evil;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX;

b.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX;

*Economic terms redacted as containing commercially sensitive information

5.	Option agreement dated May 16, 2006 between Asaph Fipke and NCE concerning Rated A for Awesome;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX;

*Economic terms redacted as containing commercially sensitive information

6.	Option agreement dated June 5, 2006 between Asaph Fipke and NCE concerning Slugterra;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX;

*Economic terms redacted as containing commercially sensitive information

7.	Amendment dated June 20, 2006 between Asaph Fipke and NCE concerning Storm Hawks;

8.	Option agreement dated February 9, 2009 between Asaph Fipke and NCE concerning Endangered Species;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX;

*Economic terms redacted as containing commercially sensitive information

9.	Option agreement dated February 20, 2012 between Speakeasy FX LLC and NCE concerning Vroom;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXXXXXXX XXXXX ;

b.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

c.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

*Economic terms redacted as containing commercially sensitive information

10.	Option agreement dated June 1, 2012 between Scott & Julie Stewart and NCE concerning Kate and Mim Mim;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

b.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXX XXXXX XXXXX XXXXX ;

c.	XXXXX XXXXX XXXXX XXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

d.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

e.	XXXXX XXXXX XXXXX XXXXX XXXXX

f.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Economic terms redacted as containing commercially sensitive information

11.	Option agreement dated January 1, 2013 between Asaph Fipke and NCE concerning Microtech Warriors;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

*Economic terms redacted as containing commercially sensitive information

12.	Option agreement dated February 12, 2013 between Doug Hadders and Adam Rotstein and Shawn Kalb and Dave Dias and NCE concerning Ice Cream and Maggot;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX;

b.	XXXXX XXXXX XXXXX XXXXX;

c.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX;

d.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

*Economic terms redacted as containing commercially sensitive information

13.	Option agreement dated June 2, 2013 between Pure Grass Films Limited and Lucy Hawking concerning George Greenby;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX ;

b.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

c.	XXXXX XXXXX XXXXX XXXXX ;

d.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

*Economic terms redacted as containing commercially sensitive information

14.	Option agreement dated June 4, 2013 between Sticky Pictures Pty Ltd and NCE concerning Intergalactic Funk Knights;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

b.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

c.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

d.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

e.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

f.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

*Economic terms redacted as containing commercially sensitive information

15.	Option agreement dated September 4, 2013 between Alexander Bar and NCE concerning Roger Rocket;

a.	XXXXX XXXXX XXXXX XXXXX XXXXX ;

b.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

c.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

d.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX ;

e.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

*Economic terms redacted as containing commercially sensitive information

16.	Option agreement dated September 24, 2013 between Paul Gilligan and NCE concerning Barkheads;

a.	XXXXX XXXXX XXXXX XXXXX

*Economic terms redacted as containing commercially sensitive information

17.	Assignment and Transfer Agreement dated January 14, 2014 between Nerd Corps Entertainment and Pure Grass Films Limited concerning George Greenby;

18.	Bible review agreement dated February 19, 2014 concerning Rainbow Ruby;

19.	Letter of Intent dated April 6, 2014 between Samka Productions and Gardiner Entertainment Ltd. and NCID;

20.	Option agreement dated May 19, 2014 between Josh Saltzman and Bento Box Entertainment Inc. f/s/o Evan Thaler Hickey and NCE concerning Ghost Town.

a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXXXXXXX ;

b.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX ;

c.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX ;

d.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXXXXXXX XXXXX XXXXX ;

e.	XXXXX XXXXX XXXXX ;

*Economic terms redacted as containing commercially sensitive information

(iii)  Contracts involving Payments greater than XXXXXXXXX on an annual basis

*Amount redacted as containing commercially sensitive information

1.	Nil

(iv)  Distribution Agreements or other Licenses or Grants of any Rights of any Purchased Entity Owned Intellectual Property

A. ENDANGERED SPECIES

i.	Episode License Agreements

1.	License agreement dated November 14, 2012 between Teletoon Canada Inc. and Bunny, Squirrel and Gull Productions Inc.;

2.	Distribution agreement dated May 7, 2013 between NCID and Nerd Corps Entertainment Inc. (“NCE”);

3.	License agreement dated June 21, 2013 between Switchover Media S.r.l. and NCID;

4.	License agreement dated July 24, 2013 between Teletoon Canada Inc. and Bunny, Squirrel and Gull Productions (II) Inc. (“BSGII”);

5.	License agreement dated August 19, 2013 between Australian Broadcasting Corporation and NCID;

6.	License agreement dated March 14, 2014 between Corporacio Catalana de Mitjans Audiovisuals S.A. and NCID;

7.	License agreement dated April 22, 2014 between Societe D’Edition De Canal Plus and NCID;

8.	License agreement dated April 22, 2014 between Canal + Afrique S.A.S. and NCID and;

9.	License agreement dated July 30, 2014 between Multithematiques S.A.S and NCID.

ii.	Funding Agreements

1.	Development agreement dated March 2, 2011 between Canada Media Fund and NCE;

2.	Production financing agreement dated December 21, 2012 between Shaw Rocket Fund and Bunny, Squirrel and Gull Productions Inc.;

3.	Digital media financing agreement dated February 6, 2013 between Canada Media Fund and NCE;

4.	TV Financing agreement dated February 7, 2013 between Canada Media Fund and Bunny, Squirrel and Gull Productions Inc.

5.	Digital media development financing agreement dated September 17, 2013 between Bell Broadcast and New Media Fund and NCE;

6.	Digital media production financing agreement dated January 24, 2014 between Bell Broadcast and New Media Fund and NCE;

7.	Television production financing agreement dated January 24, 2014 between Bell Broadcast and New Media Fund and Bunny, Squirrel and Gull Productions Inc.;

8.	TV financing agreement dated February 13, 2014 between Canada Media Fund and Bunny, Squirrel and Gull Productions (II) Inc.

9.	Digital content production financing agreement dated March 5, 2014 between Shaw Rocket Fund and NCE and Bunny, Squirrel and Gull Productions Inc. and;

10.	Production financing agreement dated March 12, 2014 between Shaw Rocket Fund and Bunny, Squirrel and Gull Productions (II) Inc.

B. KATE AND MIM MIM

i.	Episode License Agreements

1.	Distribution agreement dated September 11, 2012 between NCID and KMM Productions Inc.;

2.	Amendment to distribution agreement between NCID and KMM Productions dated September 11, 2012;

3.	Heads of agreement dated September 11, 2012 between FremantleMedia Limited and NCID;

4.	License agreement dated December 9, 2013 between Knowledge Network Corporation and NCID;

5.	License agreement dated December 10, 2013 between Knowledge-West Communications Corporation and NCID;

6.	License agreement dated April 11, 2014 between Societe Radio-Canada and NCID and NCE and;

7.	Distribution agreement dated September 23, 2014 between FremantleMedia Limited and NCID.

ii.	Funding agreements

1.	Production financing agreement dated December 24, 2013 between Shaw Rocket Fund and KMM Productions Inc.

C. LEAGUE OF SUPER EVIL

i.	Episode License Agreements

1.	Distribution agreement dated September 25, 2007 between NCID and League of Super Evil Productions Inc.;

2.	License agreement dated October 26, 2007 between YTV Canada Inc. and League of Super Evil Productions Inc.;

3.	License agreement dated February 8, 2008 between The British Broadcasting Corporation and NCID;

4.	License agreement dated February 10, 2008 between Buena Vista International Inc. and NCID;

5.	Amendment dated March 13, 2008 between The British Broadcasting Corporation and NCID;

6.	Deal Memo dated March 17, 2008 between Canal J S.A.S. and Jeunesse TV and NCID;

7.	Licensing agency agreement dated May 11, 2009 between PGS Entertainment and NCID;

8.	License agreement dated July 9, 2009 between League of Super Evil Productions Inc. and League of Super Evil Productions (II) Inc.;

9.	Sales agency agreement dated July 25, 2009 between Ypsilon Films S.L. and NCID;

10.	License agreement dated July 30, 2008 between Canal + S.A. and NCID;

11.	License agreement dated July 31, 2008 between Canal Overseas Africa and NCID;

12.	License agreement dated October 8, 2008 between The Cartoon Network, Inc. and NCID;

13.	License agreement dated March 6, 2009 between Les Chaines Tele Astral a Division of Astral Broadcasting Group Inc. (VRAK TV) and NCID;

14.	License agreement dated March 30, 2009 between MBC FZ LLC and NCID;

15.	License agreement dated March 30, 2009 between Noga Communications and NCID;

16.	License agreement dated May 20, 2009 between MTV Networks, a division of Viacom International Inc. (“Nickelodeon”) and NCID;

17.	License agreement dated July 13, 2009 between Les Chaines Tele Astral a Division of Astral Broadcasting Group Inc. (VRAK TV) and NCID;

18.	Restated and amended distribution agreement dated July 14, 2009 between NCID and League of Super Evil Productions (II) Inc.;

19.	License agreement dated August 15, 2010 between Opena LLC and PGS Entertainment;

20.	License agreement dated September 17, 2009 between MTV OY and PGS Entertainment;

21.	License agreement dated October 5, 2009 between YTV Canada and League of Super Evil Productions (II) Inc.;

22.	License agreement dated October 20, 2009 between Noga Communications and NCID;

23.	License agreement dated October 22, 2009 between MBC FZ LLC and NCID;

24.	License agreement dated October 27, 2009 between MTV Networks, a division of Viacom International Inc. (“Nickelodeon”) and NCID;

25.	License agreement dated December 1, 2009 between Televisio de Catalunya S.A. (TVC) and NCID;

26.	License agreement dated December 9, 2009 between The British Broadcasting Corporation and NCID;

27.	License agreement dated December 14, 2009 between Buena Vista International Inc. and NCID;

28.	Deal memo dated December 31, 2012 between P&R Permissions & Rights Ltd. and PGS Entertainment;

29.	License agreement dated April 20, 2010 between Buena Vista International Inc. and NCID;

30.	License agreement dated May 5, 2010 between De Agostini Editore S.p.A. and PGS Entertainment;

31.	License agreement dated July 19, 2010 between Canal + Afrique and NCID;

32.	Amendment dated July 19, 2010 between Canal + S.A. and NCID;

33.	License agreement dated July 20, 2010 between Canal Once and PGS Entertainment;

34.	Deal memo dated August 23, 2010 between 2x2 Limited and PGS Entertainment;

35.	Amendment September 22, 2010 between Buena Vista International Inc. and NCID;

36.	Distribution agreement dated October 6, 2010 between NCID and NCE;

37.	Deal memo dated November 1, 2010 between P&P Permissions & Rights Ltd. and PGS Entertainment;

38.	License agreement dated November 22, 2010 between YTV Canada Inc. and Nerd Corps Entertainment Inc.;

39.	Deal memo dated December 1, 2010 between Turkuvaz Gorsel Ve Isitsel Iletisim A.S. of Turkuvaz Media Group;

40.	Deal memo dated December 15, 2010 between Am Consulting and PGS Entertainment;

41.	License agreement dated April 29, 2010 between Canal +Cyfrowy Sp. zo.o. and PGS Entertainment;

42.	License agreement dated May 20, 2010 between Lider Media Holding LLC and PGS Entertainment;

43.	Deal memo dated June 1, 2010 between S&E Media Project Limited and PGS Entertainment;

44.	Deal memo dated June 16, 2010 between Rustavi 2 Broadcasting Company and PGS Entertainment;

45.	License agreement dated June 30, 2010 between RTL Disney Fernhesen GmbH & Co KG and NCID;

46.	Amendment dated July 19, 2010 between Canal + S.A. and NCID;

47.	Amendment dated July 19, 2010 between Canal + Afrique and NCID;

48.	Website License Agreement dated October 13, 2010 between YTV Canada Inc. and NCE;

49.	License agreement dated December 1, 2010 between League of Super Evil Productions Inc. and League of Super Evil Productions (III) Inc.;

50.	License agreement dated February 1, 2011 between Genial Media S.L. and NCID;

51.	Amendment to NCID distribution agreement dated April 1, 2011 between League of Super Evil Productions (III) Inc. and NCID;

52.	Amendment 2 to NCID distribution agreement dated April 1, 2011 between League of Super Evil Productions (III) Inc. and NCID;

53.	Deal memo dated May 1, 2011 between 2x2 limited and PGS Entertainment;

54.	Deal memo dated May 11, 2011 between IRIB Media Trade and PGS Entertainment;

55.	License agreement dated September 1, 2011 between Lagadere Thematiques and Nerd Corps International Distribution;

56.	License agreement dated June 3, 2011 between Television de Catalunya S.A. and NCID;

57.	License agreement dated August 29, 2011 between Les Chaines Tele Astral a Division of Astral Broadcasting Group Inc. (VRAK TV) and NCID;

58.	License agreement dated October 1, 2011 between Radio Television Suisse and PGS Entertainment;

59.	License agreement dated October 5, 2011 between Canal J S.A.S. and NCID;

60.	Deal memo dated October 14, 2011 between UCV-Television and PGS Entertainment;

61.	Amendment to NCID distribution agreement dated November 7, 2011 between League of Super Evil Productions Inc. and NCID;

62.	License agreement dated December 19, 2011 between MTV OY and PGS Entertainment;

63.	License agreement dated 2011 between The British Broadcasting Corporation and NCID;

64.	License agreement dated February 22, 2012 between Emirates Cable TV & Multimedia LLC (E-Vision) and PGS Entertainment;

65.	Deal memo dated March 7, 2012 between TV7 JSC and PGS Entertainment;

66.	Deal memo dated May 16, 2012 between Spafax and PGS Entertainment;

67.	License agreement dated May 23, 2012 between Teletoon + and PGS Entertainment;

68.	Amendment dated November 26, 2012 between Les Chaines Tele Astral a Division of Astral Broadcasting Group Inc. (VRAK TV) and NCID;

69.	Deal memo dated December 31, 2012 between P&P Permissions & Rights Ltd. and PGS Entertainment;

70.	Amendment dated February 17, 2013 between Emirates Cable TV & Multimedia LLC and PGS Entertainment;

71.	License agreement dated May 10, 2013 between Cinedigm Entertainment Corp. and NCID;

72.	License agreement dated September 13, 2013 between Globo Communicao e Participacoes S.A. and PGS Entertainment;

73.	Amendment dated October 18, 2013 between Globo Communicao e Participacoes S.A. and PGS Entertainment;

74.	Amendment dated October 28, 2013 between Cinedigm Entertainment Corp. and NCID;

75.	License agreement (renewal) dated October 29, 2013 between MTV OY and PGS Entertainment;

76.	Amendment II dated January 2, 2014 between Cinedigm Entertainment Corp. and NCID;

77.	License agreement dated January 21, 2014 between Corporacio de Radio Y Television Espanola S.A.U. and NCID;

78.	Amendment dated January 24, 2014 between The British Broadcasting Corporation and NCID;

79.	License agreement dated February 17, 2014 between RTL Disney Fernsehen GmbH & Co. KG and NCID;

80.	Amendment dated February 20, 2014 between RTL Disney Fernsehen GmbH & Co. KG and NCID;

81.	License agreement, undated, between Teletoon + and PGS Entertainment;

82.	License agreement, undated, between Turner Entertainment Networks Asia, Inc. and NCID;

83.	License agreement II, undated, between Turner Entertainment Networks Asia, Inc. and NCID and;

84.	License agreement III, undated, between Turner Entertainment Networks Asia, Inc. and NCID.

ii.	Funding Agreements

1.	New Media production financing agreement dated November 4, 2008 between Bell Broadcast and New Media Fund and Nerd Corps Entertainment;

2.	Television financing agreement dated October 16, 2009 between Canada Media Fund and League of Super Evil Productions (II) Inc.;

3.	TV financing agreement dated February 1, 2011 between Canada Media Fund and League of Super Evil (III) Productions Inc.;

4.	Digital media financing agreement dated March 21, 2011 between Canada Media Fund and NCE;

5.	Production financing agreement dated September 23, 2011 between Shaw Rocket Fund and League of Super Evil Productions (III) Inc.;

6.	Versioning agreement dated October 7, 2011 between Canada Media Fund and NCID;

7.	Digital content production financing agreement dated February 28, 2013 between Shaw Rocket Fund and NCE;

8.	Phase II amendment to the TV financing agreement dated June 10, 2013 between Canada Media Fund and League of Super Evil Productions (III) Inc.;

9.	Phase II amendment to the digital media financing agreement dated October 31, 2013 between Canada Media Fund and NCE;

D. RATED A FOR AWESOME

i.	Episode License Agreements

1.	License agreement dated August 26, 2008 between Buena Vista International Inc. and NCID;

2.	Restated and amended distribution agreement dated July 14, 2009 between NCID and NCE for episodes 1-20;

3.	Restated and amended distribution agreement dated July 14, 2009 between NCID and NCE for episodes 21-26;

4.	License agreement dated January 21, 2010 between ABC Cable Networks Group and NCID;

5.	License agreement dated April 12, 2010 between YTV Canada Inc. and Awespiring Productions Inc.

6.	License agreement dated April 12, 2010 between YTV Canada Inc. and Awespiring Productions (II) Inc.

7.	License agreement dated April 21, 2010 between Buena Vista International Inc. and NCID;

8.	License agreement dated May 6, 2013 between Television New Zealand and NCID;

9.	License agreement dated May 27, 2011 between Australian Broadcasting Corporation and NCID;

10.	License agreement dated August 6, 2013 between I-Intellect Avenue Sdn. Bhd and NCID and;

11.	License agreement dated August 16, 2013 between Beyond Home Entertainment Pty. Ltd. and NCID.

ii.	Agency Agreements

1.	Subdistribution agreement dated January 20, 2012 between Televix Entertainment Inc. and NCID.

iii.	Funding Agreements

1.	Digital media financing agreement dated March 10, 2010 between Canada Media Fund and NCE and;

2.	Television financing agreement dated February 24, 2010 between Canada Media Fund and Awespiring Productions Inc.

E. SLUGTERRA

i.	Episode License Agreements

1.	Distribution agreement dated July 1, 2010 between NCID and NCE;

2.	License agreement dated July 2, 2010 between ABC Cable Networks Group and NCE and NCID;

3.	License agreement dated January 17, 2011 between The Family Channel Inc. and NCID;

4.	Amendment dated February 15, 2011 between ABC Cable Networks Group and NCE;

5.	License agreement dated June 13, 2012 between Shout! Factory LLC and NCID;

6.	License agreement dated July 30, 2012 between Beyond Home Entertainment and NCID;

7.	License agreement dated August 13, 2012 between Astral Media Inc. and NCID;

8.	License agreement dated November 23, 2012 between MBC FZ LLC and NCID;

9.	License agreement dated January 30, 2013 between Noga Communications (1995) Ltd. and NCID;

10.	License agreement dated February 6, 2013 between Mediacorp Pte Ltd and NCID;

11.	License agreement dated February 13, 2013 between Entertainment One Films Canada Inc. and NCID;

12.	Amendment dated March 1, 2013 between ABC Cable Networks Group and Buena Vista International and NCID and Slugterrainea Productions Inc.;

13.	Sublicensing agreement dated April 5, 2013 between Saks Igrushki Ltd. and NCID;

14.	License agreement dated May 6, 2013 between Television New Zealand and NCID;

15.	Amendment dated May 6, 2013 between Television New Zealand Limited and NCID;

16.	License agreement dated May 24, 2013 between S&E Media Project Limited and NCID;

17.	License agreement dated June 15, 2013 between B-Rights Limited and Teletypos SA and NCID;

18.	License agreement dated June 21, 2013 between Switchover Media S.r.l. and NCID;

19.	License agreement dated July 4, 2013 between Channel 5 Broadcasting Limited and NCID;

20.	License agreement dated August 10, 2013 between The David Gresham Entertainment Group (Pty) Ltd. and NCID;

21.	License agreement dated September 3, 2013 between Discovery Italia S.R.L. and NCID;

22.	License agreement dated September 3, 2013 between 854601 Canada Inc. as successor-in-interest to The Family Channel Inc.;

23.	License agreement dated October 1, 2013 between Ciwen (Hong Kong) Media Ltd. and NCID;

24.	License agreement dated October 28, 2013 between I-Intellect Avenue Sdn. Bhd and NCID;

25.	Amendment dated November 4, 2013 between Shout! Factory LLC and NCID;

26.	License agreement dated November 8, 2013 between Shout! Factory LLC and NCID;

27.	Distribution agreement dated November 8, 2013 between NCID and Slugterrainea Productions (II) Inc.

28.	License agreement dated December 13, 2013 between Tisak d.d. and NCID;

29.	License agreement dated December 18, 2013 between Yep! TV Betriebsgesellschaft mbH & Co. KG;

30.	License agreement dated December 23, 2013 between Corporacion de Radio Y Television Espanola S.A.U. and NCID;

31.	Amendment dated January 24, 2014 between The Family Channel Inc. and NCID;

32.	Termination letter dated February 12, 2014 between B-Rights Limited and Teletypos SA and NCID;

33.	License agreement dated March 1, 2014 between Mustard Seed Entertainment T/A Seed Entertainment and NCID;

34.	License agreement dated March 1, 2014 between B-Rights Limited and New Television S.A. (Star Channel) and NCID;

35.	License agreement dated March 13, 2014 between CSC Media Ltd. and NCID;

36.	License agreement dated May 14, 2014 between Australian Broadcasting Corporation and NCID;

37.	License agreement dated June 3, 2014 between 8504601 Canada Inc. as successor-in-interest to The Family Channel Inc.;

38.	License agreement dated June 4, 2014 between Daekyo Co. Ltd. and NCID;

39.	Amendment dated June 11, 2014 between Noga Communications (1995) Ltd. and NCID;

40.	License agreement dated July 7, 2014 between Dreamia – Servicos de Televisao, S.A. and NCID;

41.	License agreement dated August 6, 2014 between Buena Vista International Inc. and NCID;

42.	Distribution agreement dated September 8, 2014 between NCID and Slugterrainea Productions Inc.;

43.	Amendment concerning Iberia dated 2014 between ABC Cable Networks Group and Buena Vista International and NCID and Slugterrainea Productions Inc. and;

44.	Amendment concerning the UK dated 2014 between ABC Cable Networks Group and Buena Vista International and NCID and Slugterrainea Productions Inc.

ii.	Merchandising License Agreements

1.	Merchandising agreement dated January 1, 2012 between JAKKS Pacific Inc. and NCID;

2.	Merchandising agreement dated July 20, 2012 between Hybrid Promotions LLC /dba and NCID;

3.	Merchandising agreement dated July 20, 2012 between Mad Dog Concepts Inc. and NCID;

4.	Merchandising agreement dated July 20, 2012 between Hybrid Promotions LLC /dba and NCID;

5.	Merchandising agreement 1 dated January 22, 2013 between Panini S.p.A and Brights Iberia and NCID;

6.	Merchandising agreement 2 dated January 22, 2013 between Panini S.p.A and Brights Iberia and NCID;

7.	Merchandising agreement dated February 7, 2013 between Targmex SA de CV and NCID;

8.	Amendment dated March 6, 2014 between Union Kids SA de CV and NCID;

9.	Amendment dated March 11, 2013 between JAKKS Pacific Inc., a Delaware Corporation and NCID;

10.	Merchandising agreement dated March 27, 2013 between Hakan Canta San. Tic. A.S. and NCID;

11.	Amendment dated April 29, 2013 between JAKKS Pacific Inc., a Delaware Corporation and NCID;

12.	Merchandising agreement dated May 8, 2013 between Shoshi Zohar 2004 Ltd. and NCID;

13.	Merchandising agreement dated May 8, 2013 between Tai Heng S.A. and NCID;

14.	Merchandising agreement dated May 13, 2013 between Carvajal Educacion S.A.S. and NCID;

15.	Merchandising agreement dated July 2, 2013 between Importadora Y Exportadora Rosen and NCID;

16.	Merchandising agreement dated July 22, 2013 between Gedis s.r.l. and NCID;

17.	Merchandising agreement dated August 7, 2013 between Carvajal Educacion S.A. de C.V. and NCID;

18.	Merchandising agreement dated August 12, 2013 between Apps Ministry LLC and NCID;

19.	Merchandising agreement dated August 27, 2013 between Vivalo Import Y Export E.I.R.L. and NCID;

20.	Merchandising agreement 1 dated September 10, 2013 between Panini spa and NCID;

21.	Merchandising agreement 2 dated September 10, 2013 between Panini spa and NCID;

22.	Merchandising agreement dated September 11, 2013 between Ottonya Inovasyon Studiolari Ltd. Sti and NCID;

23.	Amendment dated September 18, 2013 between Expro S.A. and NCID;

24.	Merchandising agreement dated October 7, 2013 between GIM S.A. and NCID;

25.	Amendment dated October 8, 2013 between JAKKS Pacific Inc., a Delaware Corporation and NCID;

26.	Merchandising agreement dated October 18, 2013 between Interbrand, a division of Brandcorp (Pty) Ltd, and NCID;

27.	Merchandising agreement dated November 18, 2013 between Sesli Tekstil San. Tic. As. And NCID;

28.	Merchandising agreement dated November 18, 2013 between Yasin Tekstil Isletmeleri San Ve Dis Tic Ltd Sti and NCID;

29.	Merchandising agreement dated December 3, 2013 between Inversiones Arca SA and NCID;

30.	Merchandising agreement dated December 9, 2013 between Manpalider S.A. and NCID;

31.	Merchandising agreement dated December 11, 2013 between Pharmalliance Limited and NCID;

32.	Merchandising agreement dated December 24, 2013 between Ormak Yedek Parca San. Tic. Ltd. Sti (Degar) and NCID;

33.	Merchandising agreement dated December 24, 2013 between Peru Moda Internacional E.I.R.L. and NCID;

34.	Merchandising agreement dated December 31, 2013 between Origami LLC and Megalicense LLC and NCID;

35.	Merchandising agreement dated January 20, 2014 between Fashion UK Ltd. and NCID;

36.	Merchandising agreement dated February 3, 2014 between C.I. Maquila Internacional de Confeccion S.A. and NCID;

37.	Merchandising agreement dated February 25, 2014 between Ackermans, A Division of Pepkor Retail Proprietary Limited and NCID;

38.	Amendment dated March 5, 2014 between JAKKS Pacific Inc., a Delaware Corporation and NCID;

39.	Merchandising agreement dated March 11, 2014 between Anthaix S.A.C. and NCID;

40.	Merchandising agreement dated March 11, 2014 between Companiya TOP PE and Megalicense LLC and NCID;

41.	Amendment dated March 26, 2014 between Ottonya Inovasyon Studiolari Ltd. Sti and NCID;

42.	Merchandising agreement dated March 27, 2014 between Defonseca SPA and NCID;

43.	Merchandising agreement dated April 1, 2014 between Freskaleche S.A. and NCID;

44.	Merchandising agreement dated April 1, 2014 between Powerhouse Clothing Co. and NCID;

45.	Amendment dated April 8, 2014 between Tai Heng S.A. and NCID;

46.	Amendment dated April 21, 2014 between Carvajal Educacion S.A.S. and NCID;

47.	Merchandising agreement dated May 1, 2014 between Insudstrias St. Jack’s S.A. de C.V. and NCID;

48.	Merchandising agreement dated May 6, 2014 between Daniel Toledo Y Cia Ltda and NCID;

49.	Merchandising agreement dated May 28, 2014 between Montichelvo Industrial S.A. and Brights Iberia S.A. and NCID;

50.	Amendment dated June 13, 2014 between Expro S.A. and NCID;

51.	Amendment dated July 8, 2014 between Importadora Y Exportadora Rosen and NCID;

52.	Merchandising agreement dated July 17, 2013 between Expro S.A. and NCID;

53.	Merchandising agreement dated August 19, 2013 between Grupo Industrial Brigitte SA de CV and NCID;

54.	Merchandising agreement dated June 1, 2014 between Bingo S.A. and Brights Rights S.A. and NCID;

55.	Merchandising agreement dated June 6, 2014 between Burger King Corporation and NCID;

56.	Merchandising agreement 1 dated July 1, 2014 between Giochi Preziosi Spa and NCID;

57.	Merchandising agreement 2 dated July 1, 2014 between Giochi Preziosi Spa and NCID;

58.	Merchandising agreement 3 dated July 1, 2014 between Giochi Preziosi Spa and NCID;

59.	Merchandising agreement 4 dated July 1, 2014 between Giochi Preziosi Spa and NCID;

60.	Merchandising agreement dated July 8, 2014 between Compania Nacional de Chocolates S.A.S.;

61.	Merchandising agreement dated July 11, 2014 between Granmark S.A. de C.V. and NCID;

62.	Merchandising agreement dated July 16, 2014 between Gloob Party SAC and NCID;

63.	Merchandising agreement dated September 22, 2014 between Al Khayrat stationery & office equipment TR and NCID and;

64.	Merchandising agreement dated September 22, 2014 between Housetex Company Ltd. and NCID.

iii.	Agency Agreements

1.	Subdistribution agreement dated January 20, 2012 between Televix Entertainment Inc. and NCID;

2.	Merchandising agency agreement dated July, 2012 between Compania Panamericana de Licensias S.A.C. and NCID;

3.	Licensing agency agreement dated October 15, 2012 between Megalicense LLC and NCID;

4.	Merchandising agency agreement dated November 1, 2012 between The Copyright Promotions Licensing Group Limited and NCID;

5.	Merchandising agency agreement dated December 2012 between Haven Licensing Pty. Limited and NCID;

6.	Merchandising agency agreement dated March 1, 2013 between Character Licensing & Marketing CC and NCID;

7.	Merchandising agency agreement dated April 16, 2013 between Brand-is-Real Ltd. and NCID;

8.	Licensing agency agreement dated July 22, 2013 between B-Rights Limited and NCID;

9.	Merchandising agency agreement dated September 3, 2013 between Discovery Italia S.r.l. and NCID;

10.	Arrangement letter dated September 15, 2013 between Elastic Rights S.L. and NCID;

11.	Merchandising agency agreement dated September 20, 2013 between B-Rights Limited and NCID;

12.	Merchandising agency agreement dated October 1, 2013 between Istanbul Lisans and NCID;

13.	Amendment dated October 30, 2013 between B-Rights Limited and NCID;

14.	Merchandising agency agreement dated January 2014 between MBC Fz LLC and NCID;

15.	Amendment dated May 1, 2014 between B-Rights Limited and NCID;

iv.	Funding Agreements

1.	TV financing agreement dated November 16, 2011 between Shaw Rocket Fund and Slugterrainea Productions Inc.

2.	Digital content financing agreement dated September 26, 2012 between Shaw Rocket Fund and Slugterrainea Productions Inc.;

3.	Digital media financing agreement dated December 12, 2012 between Bell Broadcast and New Media Fund and Sugterrainea Productions Inc.;

4.	Television financing agreement dated December 12, 2012 between Bell Broadcast and New Media Fund and Sugterrainea Productions Inc.;

5.	Digital media financing agreement dated June 7, 2013 between Bell Broadcast and New Media Fund and NCE;

6.	Digital content production financing agreement dated October 10, 2013 between Shaw Rocket Fund and Slugterrainea Productions Inc. and;

7.	Digital media production financing agreement dated June 27, 2014 between Bell Fund and Nerd Corps Entertainment Inc.

F. STORMHAWKS

i.	Episode License Agreements

1.	License agreement dated 2006 between Animania Company LLC and NCID;

2.	License agreement dated April 20, 2006 between YTV Canada Inc. and Storm Hawks Productions Inc.

3.	License agreement dated May 15, 2006 between Turner Entertainment Networks Inc. and Storm Hawks Productions Inc.;

4.	License agreement dated September 5, 2006 between Turner Entertainment Networks International Limited and Storm Hawks Productions Inc.;

5.	Distribution agreement dated October 25, 2006 between Storm Hawks Productions Inc. and NCID;

6.	License agreement dated October 25, 2006 between Les Chaines Tele Astral and Storm Hawks Productions Inc.;

7.	Amendment to distribution agreement dated October 26, 2006 between Storm Hawks Productions Inc. and NCID;

8.	License agreement dated November 6, 2006 between Peace Arch Home Entertainment Inc. and NCID;

9.	License agreement dated February 12, 2007 between Batrax Entertainment B.V. and Storm Hawks Productions Inc.

10.	License agreement dated 2007 between Batrax Entertainment and M4E;

11.	Termination agreement dated March 15, 2007 between Animania Company LLC and NCID;

12.	Distribution agreement dated April 10, 2007 between Worldwide SPE Acquisitions Inc. and NCID;

13.	Amendment dated May 2, 2007 between Les Chaines Tele Astral and Storm Hawks Productions Inc.;

14.	License agreement dated July 21, 2008 between Fintage Publishing & Collection BV and NCE;

15.	License agreement dated October 10, 2008 between France 3 Groupe Television S.A. and Storm Hawks Productions Inc.;

16.	License agreement dated 2008 between GMTV of the London Television Centre and NCID;

17.	License agreement dated September 30, 2009 between Telescreen B.V. and NCID;

18.	License agreement dated December 2, 2009 between Warner Home Video, a division of Warner Bros Entertainment and NCID;

19.	License agreement dated December 2, 2010 between ABC Cable Networks Group and NCID;

20.	Amendment dated July 17, 2013 between Fintage Audiovisual Rights B.V. and Nerd Corps Entertainment Inc.

21.	License agreement dated March 13, 2014 between CSC Media Ltd. and NCID;

ii.	Merchandising Agreements

1.	New media coproduction agreement dated April 1 2006 between Bitcasters Inc. and Storm Hawks Productions Inc.

2.	Amended and restated new media co-production agreement dated May 2, 2007 between Bitcasters Inc. and Storm Hawks Productions Inc.

3.	Merchandising agreement dated April 19, 2007 between Hybrid Promotions LLC and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

4.	Merchandising agreement dated April 20, 2007 between Accessory Innovations LLC and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

5.	Merchandising agreement dated April 30, 2007 between Elegant Headwear (DBA ABG Accessories) and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

6.	Agreement dated July 7, 2006 between Spin Master Ltd. and Storm Hawks Productions Inc.;

7.	Merchandising agreement dated August 1, 2007 between Westpoint Home Inc. and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

8.	Merchandising agreement dated August 2, 2007 between Best and RMP Licensing and NCID;

9.	Merchandising agreement dated August 15, 2007 between Wiesner Products Inc. and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

10.	Merchandising agreement dated August 22, 2007 between Hobbico and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

11.	Merchandising agreement dated August 31, 2007 between Wizkids Inc. and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

12.	Merchandising agreement dated September 2007 between Hardee’s Food Systems Inc. and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

13.	Amendment dated October 1, 2007 between Accessory Innovations LLC and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

14.	Amendment dated October 1, 2007 between Westpoint Home Inc. and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

15.	Amendment dated October 1, 2007 between Hobbico and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

16.	Amendment dated October 1, 2007 between Wiesner Products Inc. and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

17.	Merchandising agreement dated October 10, 2007 between Belltex and RMP Licensing and NCID;

18.	Merchandising agreement dated November 8, 2007 between Comicsworld and RMP Licensing and NCID;

19.	Merchandising agreement dated November 28, 2007 between Tenessee and RMP Licensing and NCID;

20.	Merchandising agreement dated December 20, 2007 between Grani & Partners and RMP Licensing and NCID;

21.	Amendment dated January 29, 2008 between Accessory Innovations LLC and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

22.	Amendment dated May 27, 2008 between Spin Master Ltd. and Storm Hawks Productions Inc.;

23.	Merchandising agreement dated June 30, 2008 between Hachette Livre and RMP Licensing and NCID;

24.	Merchandising agreement dated July 29, 2008 between H.Grossman HK Ltd. and NCID;

25.	Merchandising agreement dated August 8th, 2008 between Mary Glasgow Magazines, a division of Scholastic Limited and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

26.	Merchandising agreement dated February 24, 2009 between DMF Comics Inc. and MGM Consumer Products, a division of MGM Home Entertainment Distribution Corp;

27.	Merchandising agreement dated September 21, 2009 between Buck Productions and Storm Hawks Productions Inc.

28.	Collaboration agreement dated March 23, 2009 between Human Soft Inc. and NCE;

29.	Merchandising agreement dated 2010 between Zpress B.V. and Telescreen B.V. and NCID and;

30.	Merchandising agreement dated May 14, 2014 between Mary Glasgow Magazines, a division of Scholastic Limited and NCID.

iii.	Agency Agreements

1.	Representation agreement dated 2006 between Target Entertainment Limited and NCE;

2.	Representation agreement dated October 31, 2006 between Metro-Goldwyn-Mayer Studios Inc. and Storm Hawks Productions Inc. (consumer products rights expired. TV and home video rights active);

3.	Representation agreement dated February 6, 2007 between M4e GmbH & Co. KG and Storm Hawks Productions Inc.;

4.	Representation agreement dated February 6, 2007 between BRB Internacional and Storm Hawks Productions Inc.;

5.	License agreement dated February 15, 2007 between Fintage Magyar Kft. And BRB;

6.	Representation agreement dated May 2, 2007 between RMP Licensing and NCID;

7.	Representation agreement dated May 25, 2007 between Empire International Merchandising Corporation and NCID;

8.	Representation agreement dated May 31, 2007 between Exim Licensing USA Inc. and NCID;

9.	Representation agreement dated July 1, 2007 between Haven Licensing Pty Ltd and NCID;

10.	Representation agreement dated July 29, 2008 between Telescreen B.V. and NCID;

G. THE DEEP

1.	Coproduction agreement dated February 1, 2014 between A. Stark Production Pty. Ltd and NCE;

2.	Distribution agreement dated May 25, 2014 between The Deep Rights Pty. Ltd. and Technicolor Creative Services USA Inc. and NCID and;

3.	Distribution agreement dated May 25, 2014 between The Deep Rights Pty Ltd and Hydrologic Productions Inc. and NCID.

H. PRODUCTION SERVICES AGREEMENTS

1.	Agreement dated December 11, 2009 between Nelvana Limited and 0832401 B.C. Ltd.;

2.	Agreement dated October 1, 2009 between Nelvana Limited and Battle Force Five Productions (II) Inc.;

3.	Agreement dated April 15, 2011 between Mattel Entertainment Projects Inc. and Scare School Productions Inc.;

4.	Agreement dated May 6, 2011 between Mattel Entertainment Projects Inc. and Battle Force Five Productions (III) Inc.;

5.	Agreement dated May 6, 2011 between Mattel Entertainment Projects Inc. and Adamantium Productions Inc.;

6.	Agreement dated February 15, 2012 between Mattel Entertainment Projects Inc. and Scare School Productions (II) Inc.;

7.	Agreement dated February 22, 2012 Lotsa Thunder Pilot Productions Inc. and New Games Productions Inc.;

8.	Agreement dated October 1, 2012 between Mattel Entertainment Projects Inc. and Adamantium Productions (II) Inc.;

9.	Agreement dated November 8, 2012 between Lotsa Thunder Productions Inc. and Nickelodeon Animation Studios Inc.;

10.	Agreement dated November 15, 2012 between Mattel Entertainment Projects Inc. and Scare School Productions (III) Inc.;

11.	Agreement dated October 2, 2013 between Mattel Entertainment Projects Inc. and Scare School Productions (IV) Inc. and;

12.	Agreement dated March 1, 2014 between Mattel Entertainment Projects Inc. and Adamantium Productions (III) Inc.

I. LICENSE AGREEMENTS PENDING EXECUTION

1.	Various distribution agreements or other licenses or grants of any rights of any

Purchased Entity Owned Intellectual Property with a value under XXXXX entered in the ordinary course of the Purchased Companies Business between November 14, 2014 and the Closing Time which may include but is not limited to:

a.	Slugterra Merchandising agreement between NCID and B-Rights Limited and M&E Kardasis
b.	Slugterra License agreement for shorts between NCID and X-Media Digital LLC
c.	Slugterra Merchandising agreement between NCID and Mares & Ruiz de Chavez Group SA de CV. *Amount redacted as containing commercially sensitive information

AGREEMENTS REQUIRING CONSENT

2.	Equipment Lease between Nerd Corps Entertainment Inc. and Royal Bank of Canada, pursuant to Master Lease Agreement dated October 16, 2014, creating a revolving lease facility of up to XXXXX against equipment leases.

*Amount redacted as containing commercially sensitive information

SCHEDULE 4.1(s)(i) – OWNED INTELLECTUAL PROPERTY EXCEPT COPYRIGHT

Please see attached.

Schedule 4.1(s)(i) - Copyrights	12/9/2014

	A	B	C	D	E	F	G	H
1	Title	Prodco	Author	Registrant	Registration #	Territory	Expiration	Effective Date

2	PART I - COPYRIGHT REGISTRATIONS AND APPLICATIONS FILED
3	Rated A for Awesome 101	AWE	Awespiring	Awespiring	PA0001852481	USA	95 yrs from first pub.	2010
4	Rated A for Awesome 102	AWE	Awespiring	Awespiring	PA0001850728	USA	95 yrs from first pub.	2010
5	Rated A for Awesome 103	AWE	Awespiring	Awespiring	PA0001850758	USA	95 yrs from first pub.	2011
6	Rated A for Awesome 104	AWE	Awespiring	Awespiring	PA0001850767	USA	95 yrs from first pub.	2011
7	Rated A for Awesome 105	AWE	Awespiring	Awespiring	PA0001850771	USA	95 yrs from first pub.	2011
8	Rated A for Awesome 106	AWE	Awespiring	Awespiring	PA0001850776	USA	95 yrs from first pub.	2011
9	Rated A for Awesome 107	AWE	Awespiring	Awespiring	PA0001850748	USA	95 yrs from first pub.	2011
10	Rated A for Awesome 108	AWE	Awespiring	Awespiring	PA0001850781	USA	95 yrs from first pub.	2011
11	Rated A for Awesome 109	AWE	Awespiring	Awespiring	PA0001850779	USA	95 yrs from first pub.	2011
12	Rated A for Awesome 110	AWE	Awespiring	Awespiring	PA0001851845	USA	95 yrs from first pub.	2011
13	Rated A for Awesome 111	AWE	Awespiring	Awespiring	PA0001851784	USA	95 yrs from first pub.	2011
14	Rated A for Awesome 112	AWE	Awespiring	Awespiring	PA0001851790	USA	95 yrs from first pub.	2011
15	Rated A for Awesome 113	AWE	Awespiring	Awespiring	PA0001852352	USA	95 yrs from first pub.	2011
16	Rated A for Awesome 114	AWE	Awespiring	Awespiring	PA0001852347	USA	95 yrs from first pub.	2011
17	Rated A for Awesome 115	AWE	Awespiring	Awespiring	PA0001852501	USA	95 yrs from first pub.	2011
18	Rated A for Awesome 116	AWE	Awespiring	Awespiring	PA0001852396	USA	95 yrs from first pub.	2011
19	Rated A for Awesome 117	AWE	Awespiring	Awespiring	PA0001852398	USA	95 yrs from first pub.	2011
20	Rated A for Awesome 118	AWE	Awespiring	Awespiring	PA0001852334	USA	95 yrs from first pub.	2011
21	Rated A for Awesome 119	AWE	Awespiring	Awespiring	PA0001852336	USA	95 yrs from first pub.	2011
22	Rated A for Awesome 120	AWE	Awespiring	Awespiring	PA0001852408	USA	95 yrs from first pub.	2011
23	Rated A for Awesome 121	AWE	Awespiring	Awespiring	PA0001851785	USA	95 yrs from first pub.	2011
24	Rated A for Awesome 122	AWE	Awespiring	Awespiring	PA0001850731	USA	95 yrs from first pub.	2011
25	Rated A for Awesome 123	AWE	Awespiring	Awespiring	PA0001850735	USA	95 yrs from first pub.	2011
26	Rated A for Awesome 124	AWE	Awespiring	Awespiring	PA0001852421	USA	95 yrs from first pub.	2011
27	Rated A for Awesome 125	AWE	Awespiring	Awespiring	PA0001852317	USA	95 yrs from first pub.	2011
28	Rated A for Awesome 126	AWE	Awespiring	Awespiring	PA0001852466	USA	95 yrs from first pub.	2011
29	Rated A for Awesome Eps 1-20	AWE	A. Fipke	Awespiring I	app. Filed	Canada	author life + 50yrs	6/25/2013
30	Rated A for Awesome Eps 21-26	AWEII	A. Fipke	Awespiring II	app. Filed	Canada	author life + 50yrs	6/25/2013
31	Endangered Species series bible	BSG	J. Derevlany	Bunny, Squirrel, Gull	PAu 3-665-123	USA	author life + 70yrs	2/26/2013
32	Kate & Mim Mim Series Bible	KMMD.	Dias, D. Smith	KMM productions	PAu 3-657-055	USA	author life + 70yrs	1/14/2013
33	Kate & Mim Mim Series Bible	KMMD.	Dias, D. Smith	KMM productions	1101387	Canada	author life + 50yrs	1/14/2013
34	LOSE S01 episodes 1-26	LOSE	A. Fipke	LOSE productions	1079518	Canada	author life + 50yrs	8/12/2010
35	League of Super Evil Eps 40-52	LOSE III	A. Fipke	League of Super Evil III	app. Filed	Canada	author life + 50yrs	6/25/2013
36	League of Super Evil Eps 27-39	LOSEII	A. Fipke	League of Super Evil II	app. Filed	Canada	author life + 50yrs	6/25/2013
37	SH "Atmos Most Wanted"	SH	SH productions	NCE	PA 1-621-521	USA	95 yrs from first pub.	1/9/2009

Schedule 4.1(s)(i) - Copyrights	12/9/2014

	A	B	C	D	E	F	G	H
1	Title	Prodco	Author	Registrant	Registration #	Territory	Expiration	Effective Date
38	SH " Velocity"	SH	SH productions	NCE	PA 1-621-588	USA	95 yrs from first pub.	1/9/2009
39	SH "A Colonel of Truth"	SH	SH productions	NCE	PA 1-621-595	USA	95 yrs from first pub.	1/9/2009
40	SH "A Little Trouble"	SH	SH productions	NCE	PA 1-621-436	USA	95 yrs from first pub.	1/9/2009
41	SH "Absolute Power"	SH	SH productions	NCE	PA 1-621-439	USA	95 yrs from first pub.	1/9/2009
42	SH "Best Friends Forever"	SH	SH productions	NCE	PA 1-621-597	USA	95 yrs from first pub.	1/9/2009
43	SH "Calling all Domos"	SH	SH productions	NCE	PA 1-621-549	USA	95 yrs from first pub.	1/9/2009
44	SH "Cyclonia Rising"	SH	SH productions	NCE	PA 1-623-161	USA	95 yrs from first pub.	3/12/2009
45	SH "Dark Waters"	SH	SH productions	NCE	PA 1-621-572	USA	95 yrs from first pub.	1/9/2009
46	SH "Dude, Where's My Condor"	SH	SH productions	NCE	PA 1-621-545	USA	95 yrs from first pub.	1/9/2009
47	SH "Energy Crisis"	SH	SH productions	NCE	PA 1-621-576	USA	95 yrs from first pub.	1/9/2009
48	SH "Escape!"	SH	SH productions	NCE	PA 1-621-440	USA	95 yrs from first pub.	1/9/2009
49	SH "Fire Ice"	SH	SH productions	NCE	PA 1-621-591	USA	95 yrs from first pub.	1/9/2009
50	SH "Five Days"	SH	SH productions	NCE	PA 1-621-544	USA	95 yrs from first pub.	1/9/2009
51	SH "Forbidden City"	SH	SH productions	NCE	PA 1-621-552	USA	95 yrs from first pub.	1/9/2009
52	SH "Gale Force Winds"	SH	SH productions	NCE	PA 1-621-585	USA	95 yrs from first pub.	1/9/2009
53	SH "Infinnity"	SH	SH productions	NCE	PA 1-621-547	USA	95 yrs from first pub.	1/9/2009
54	SH "King for a Day"	SH	SH productions	NCE	PA 1-621-584	USA	95 yrs from first pub.	1/9/2009
55	SH "Leviathan"	SH	SH productions	NCE	PA 1-621-551	USA	95 yrs from first pub.	1/9/2009
56	SH "Life with Lugey"	SH	SH productions	NCE	PA 1-621-522	USA	95 yrs from first pub.	1/9/2009
57	SH "Movie Night"	SH	SH productions	NCE	PA 1-621-593	USA	95 yrs from first pub.	1/9/2009
58	SH "Number One Fan"	SH	SH productions	NCE	PA 1-621-570	USA	95 yrs from first pub.	1/9/2009
59	SH "Origins"	SH	SH productions	NCE	PA 1-621-586	USA	95 yrs from first pub.	1/9/2009
60	SH "Power Grab"	SH	SH productions	NCE	PA 1-621-520	USA	95 yrs from first pub.	1/9/2009
61	SH "Radarr Love"	SH	SH productions	NCE	PA 1-621-535	USA	95 yrs from first pub.	1/9/2009
62	SH "Royal Twist"	SH	SH productions	NCE	PA 1-621-531	USA	95 yrs from first pub.	1/9/2009
63	SH "Scout's Honor"	SH	SH productions	NCE	PA 1-621-533	USA	95 yrs from first pub.	1/9/2009
64	SH "Second Chances"	SH	SH productions	NCE	PA 1-621-537	USA	95 yrs from first pub.	1/9/2009
65	SH "Shipwrecked"	SH	SH productions	NCE	PA 1-621-442	USA	95 yrs from first pub.	1/9/2009
66	SH "Siren's Song"	SH	SH productions	NCE	PA 1-621-553	USA	95 yrs from first pub.	1/9/2009
67	SH "Sky's End"	SH	SH productions	NCE	PA 1-621-538	USA	95 yrs from first pub.	1/9/2009
68	SH "Storm Warning"	SH	SH productions	NCE	PA 1-621-437	USA	95 yrs from first pub.	1/9/2009
69	SH "Stratosphere"	SH	SH productions	NCE	PA 1-621-526	USA	95 yrs from first pub.	1/9/2009
70	SH "Talon Academy"	SH	SH productions	NCE	PA 1-621-554	USA	95 yrs from first pub.	1/9/2009
71	SH "Terra Deep"	SH	SH productions	NCE	PA 1-621-582	USA	95 yrs from first pub.	1/9/2009
72	SH "Terra Neon"	SH	SH productions	NCE	PA 1-621-540	USA	95 yrs from first pub.	1/9/2009
73	SH "The Black Gorge"	SH	SH productions	NCE	PA 1-621-579	USA	95 yrs from first pub.	1/9/2009
74	SH "The Code"	SH	SH productions	NCE	PA 1-621-580	USA	95 yrs from first pub.	1/9/2009

Schedule 4.1(s)(i) - Copyrights	12/9/2014

	A	B	C	D	E	F	G	H
1	Title	Prodco	Author	Registrant	Registration #	Territory	Expiration	Effective Date
75	SH "The Last Stand"	SH	SH productions	NCE	PA 1-621-524	USA	95 yrs from first pub.	1/9/2009
76	SH "The Lesson"	SH	SH productions	NCE	PA 1-621-550	USA	95 yrs from first pub.	1/9/2009
77	SH "The Masked Masher"	SH	SH productions	NCE	PA 1-621-577	USA	95 yrs from first pub.	1/9/2009
78	SH "The Storm Hawks Seven"	SH	SH productions	NCE	PA 1-621-542	USA	95 yrs from first pub.	1/9/2009
79	SH "The Ultra Dudes"	SH	SH productions	NCE	PA 1-621-573	USA	95 yrs from first pub.	1/9/2009
80	SH "Thunder Run"	SH	SH productions	NCE	PA 1-621-578	USA	95 yrs from first pub.	1/9/2009
81	SH "Tranquility Now"	SH	SH productions	NCE	PA 1-621-596	USA	95 yrs from first pub.	1/9/2009
82	SH "Wallop for All Seasons"	SH	SH productions	NCE	PA 1-621-575	USA	95 yrs from first pub.	1/9/2009
83	SH "What got Into Finn"	SH	SH productions	NCE	PA 1-621-529	USA	95 yrs from first pub.	1/9/2009
84	SH S01 "Payback"	SH	SH productions	NCE	PA 1-623-159	USA	95 yrs from first pub.	3/12/2009
85	SH S01 "The Key"	SH	SH productions	NCE	PA 1-623-160	USA	95 yrs from first pub.	3/12/2009
86	SH S01 episodes 1-26 script	SH	SH productions	NCE	PAu3-379-815	USA	author life + 70yrs	11/5/2007
87	SH"Cyclonia Rising part II"	SH	SH productions	NCE	PA 1-623-163	USA	95 yrs from first pub.	3/12/2009
88	Storm Hawks S01 episodes 1-26	SH	A. Fipke	NCE	1053495	Canada	author life + 50yrs	11/9/2007
89	SLUG" Dark as Night"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-353	USA	95 yrs from first pub.	12/12/2013
90	SLUG "A Distant Shore"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-284	USA	95 yrs from first pub.	12/12/2013
91	SLUG "Back to Blakk"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-351	USA	95 yrs from first pub.	12/12/2013
92	SLUG "Bandoleer of Brothers"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-352	USA	95 yrs from first pub.	12/12/2013
93	SLUG "Club Slug"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-359	USA	95 yrs from first pub.	12/12/2013
94	SLUG "Dawn of the Slug"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-279	USA	95 yrs from first pub.	12/12/2013
95	SLUG "Deadweed"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-269	USA	95 yrs from first pub.	12/12/2013
96	SLUG "Deep Water, Dark Water"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-290	USA	95 yrs from first pub.	12/12/2013
97	SLUG "Endangered Species"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-275	USA	95 yrs from first pub.	12/12/2013
98	SLUG "Inheiritance"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-249	USA	95 yrs from first pub.	12/12/2013
99	SLUG "It Comes by Night"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-349	USA	95 yrs from first pub.	12/12/2013
100	SLUG "Keys to the Kingdom"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-327	USA	95 yrs from first pub.	12/12/2013
101	SLUG "Light as Day"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-355	USA	95 yrs from first pub.	12/12/2013
102	SLUG "Lightwell"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-336	USA	95 yrs from first pub.	12/12/2013
103	SLUG "Mario Bravado"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-273	USA	95 yrs from first pub.	12/12/2013
104	SLUG "Mecha Mutiny"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-362	USA	95 yrs from first pub.	12/12/2013
105	SLUG "Mission Improbable"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-364	USA	95 yrs from first pub.	12/12/2013
106	SLUG "No Exit"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-294	USA	95 yrs from first pub.	12/12/2013
107	SLUG "Roboslugs"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-287	USA	95 yrs from first pub.	12/12/2013
108	SLUG "Shadows and Light"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-271	USA	95 yrs from first pub.	12/12/2013
109	SLUG "Slugball"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-313	USA	95 yrs from first pub.	12/12/2013
110	SLUG "Snowdance"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-283	USA	95 yrs from first pub.	12/12/2013
111	SLUG "The Gentleman & the Thief"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-363	USA	95 yrs from first pub.	12/12/2013

Schedule 4.1(s)(i) - Copyrights	12/9/2014

	A	B	C	D	E	F	G	H
1	Title	Prodco	Author	Registrant	Registration #	Territory	Expiration	Effective Date
112	SLUG "The Hard Part"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-295	USA	95 yrs from first pub.	12/12/2013
113	SLUG "The Journey Home"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-285	USA	95 yrs from first pub.	12/12/2013
114	SLUG "The King of Sling"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-298	USA	95 yrs from first pub.	12/12/2013
115	SLUG "The New Kid - part 1"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-280	USA	95 yrs from first pub.	12/12/2013
116	SLUG "The New Kid - part 2"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-282	USA	95 yrs from first pub.	12/12/2013
117	SLUG "The Return"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-297	USA	95 yrs from first pub.	12/12/2013
118	SLUG "The Slug Run"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-360	USA	95 yrs from first pub.	12/12/2013
119	SLUG "The Slugout"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-357	USA	95 yrs from first pub.	12/12/2013
120	SLUG "The Trade"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-250	USA	95 yrs from first pub.	12/12/2013
121	SLUG "The Unbeatable Master"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-288	USA	95 yrs from first pub.	12/12/2013
122	The World Beneath Our Feet - Part 1	SLUG	Slugterrainea	Slugterrainea	PA 1-881-367	USA	95 yrs from first pub.	12/12/2013
123	The World Beneath Our Feet - Part 2	SLUG	Slugterrainea	Slugterrainea	PA 1-881-369	USA	95 yrs from first pub.	12/12/2013
124	SLUG "Undertow"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-276	USA	95 yrs from first pub.	12/12/2013
125	SLUG "Upgrade"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-350	USA	95 yrs from first pub.	12/12/2013
126	SLUG "What Lies Beneath"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-296	USA	95 yrs from first pub.	12/12/2013
127	SLUG The Thrill of the Game"	SLUG	Slugterrainea	Slugterrainea	PA 1-881-333	USA	95 yrs from first pub.	12/12/2013
128	Slugterra Episodes 1-39	SLUG	A. Fipke	Slugterra	app. Filed	Canada	author life + 50yrs	6/25/2013
129	Slugterrainea text 2-D art	SLUG	NCE	NCE	VAu 1-033-384	USA	95 yrs from first pub.	7/7/2010

Schedule 4.1(s)(i)- Purchased Companies Owned IP other than Copyrights	12/9/2014
-Trademarks

	A	B	C	D	E	F	G	H	I	J	K
1	Trademark	Series	Owner	Application / Registration #	Territory	Filing Basis	Filing date	Int'l convention filing date	Registration date	Status	Next Action Date
2	Endangered Species	ES	Bunny, Squirrel, Gull	1621336	Canada	Intent to use	4/5/2013	10/5/2013		amendmended app filed 01/14
3	Endangered Species	ES	Bunny, Squirrel, Gull	85963777	USA	Intent to use	6/19/2013	N/A		filed response to office action
4	Endangered Species	ES	Bunny, Squirrel, Gull	12153318	EU		9/19/2013			registered	expires 09/19/2023
5	Stumping Ground	ES	Bunny, Squirrel, Gull	1604413	Canada	Intent to use	11/29/2012	N/A	N/A	withdrawn	N/A
6	Kate and Mim Mim	KMM	KMM Productions Inc.	1606530	Canada	Intent to use	12/13/2012	6/13/2013		Allowed	15/12/2015
7	League of Super Evil	LOSE	NCE	3968248	USA	Intent to use	3/18/2008	N/A	5/31/2011	affidavit of use will be req.	5/31/2017
8	League of Super Evil	LOSE	NCE	TMA779057	Canada	Intent to use	9/21/2007		10/5/2010	registered	10/5/2025
9	League of Super Evil	LOSE	NCE	6776264	EU		3/24/2008		1/21/2009	registered	3/24/2018
10	Nerd Corps	NCE	NCE	3862310	USA	Intent to use			10/19/2010	affidavit of use will be req.	10/19/2016
11	Rated A for Awesome	RAFA	Awespiring	4541365	USA	Intent to use	11/24/2010	N/A		registered	6/3/2019
12	Rated A for Awesome	RAFA	Awespiring	867218	Canada	Intent to use	11/23/2010		12/12/2013	registered	12/28/2028
13	Storm Hawks	SH	NCE	TMA7401758	Canada	Intent to use	12/2/2005		5/26/2009	registered	renew 5/26/2024
14	Storm Hawks	SH	NCE	3956716	USA	Intent to use		N/A	5/10/2011	affidavit of use will be req.	5/10/2017
15	Storm Hawks	SH	NCE	789164	New Zealand		8/25/2008	N/A	5/13/2008	registered	renew 5/13/2018
16	Storm Hawks	SH	NCE	1239996	Australia			N/A	5/13/2008	registered	renew 5/13/2018
17	Storm Hawks	SH	NCE	5107255	EU			N/A	8/10/2007	registered	renew 5/31/2016
18	Bajoterra	SLUG	Slugterrainea	1350013	Mexico	9 vid prod.		N/A	N/A	objection - sent docs
19	Bajoterra	SLUG	Slugterrainea	1350014	Mexico	18 backpacks		N/A	N/A	objection - sent docs
20	Bajoterra	SLUG	Slugterrainea	1350016	Mexico	25 clothing		N/A	N/A	objection - sent docs
21	Bajoterra	SLUG	Slugterrainea	1350018	Mexico	28 TV show		N/A	N/A	objection - sent docs
22	Bajoterra	SLUG	Slugterrainea	1350019	Mexico	41		N/A	N/A	objection - sent docs
23	Bajoterra	SLUG	Slugterrainea	580264-2014	Peru	16, 28	7/8/2014	N/A		filed
24	Slugterra	SLUG	Slugterrainea	33336.1	Turkey			N/A	4/15/2013	registered	4/15/2023
25	Slugterra	SLUG	Slugterrainea	10860931	EU		N/A	N/A	9/28/2012	registered	renew 5/4/2022
26	Slugterra	SLUG	Slugterrainea	85472702	USA	Intent to use	11/15/2011	N/A	11/15/2011	extension filed 04/16/14	10/16/2014
27	Slugterra	SLUG	Slugterrainea	1550773	Canada	Intent to use	11/4/2011	5/4/2012		Allowed	5/4/2015
28	Slugterraneo	SLUG	Slugterrainea	840.446.403	Brazil	9 vid prod.		N/A	N/A	Under examination
29	Slugterraneo	SLUG	Slugterrainea	840.446.438	Brazil	25 clothing		N/A	N/A	Under examination
30	Slugterraneo	SLUG	Slugterrainea	840.446.411	Brazil	28 TV show		N/A	N/A	Under examination
31	Slugterraneo	SLUG	Slugterrainea	840.446.446	Brazil	41		N/A	N/A	Under examination
32	Slugterraneo	SLUG	Slugterrainea	906.437.709	Brazil	18 backpacks		N/A	N/A	Under examination
33	斯拉格精灵	SLUG	Slugterrainea	302821491	HK	9,25,28,41	12/2/2013	N/A	6/18/2014	registered	12/1/2023
34	斯拉格精灵	SLUG	Slugterrainea		China		11/29/2013	N/A		waiting for filing rec'ts

Schedule 4.1(s)(i) - Non-CR IP registrations

URL Registrations

DomainName	ExpirationDate
BAJOTERRA.COM	2/6/2015
BAJOTERRA.INFO	7/15/2015
BAJOTERRA.ORG	7/15/2015
BARKHEADS.CA	5/2/2015
BARKHEADS.COM	5/2/2015
BARKHEADS.INFO	5/2/2015
BARKHEADS.NET	5/2/2015
BARKHEADS.ORG	5/2/2015
BARKHEADS.TV	5/2/2015
BATTLEFORSLUGTERRA.COM	4/26/2015
CURSEMD.COM	5/5/2019
DROLESDECOLOC.CA	3/7/2015
DROLESDECOLOC.COM	3/6/2015
DROLESDECOLOC.INFO	3/7/2015
DROLESDECOLOC.NET	3/6/2015
DROLESDECOLOC.ORG	3/7/2015
DROLESDECOLOCS.CA	3/8/2015
DROLESDECOLOCS.COM	3/7/2015
DROLESDECOLOCS.INFO	3/8/2015
DROLESDECOLOCS.NET	3/7/2015
DROLESDECOLOCS.ORG	3/8/2015
ENDANGERED-SPECIES.CA	1/10/2015
ENDANGEREDSPECIESTV.CA	3/7/2015
ENDANGEREDSPECIESTV.COM	3/6/2015
ENDANGEREDSPECIESTV.INFO	3/7/2015
ENDANGEREDSPECIESTV.NET	3/6/2015
ENDANGEREDSPECIESTV.ORG	3/7/2015
EPIC-ERIC.CA	5/26/2015
EPIC-ERIC.COM	5/26/2015
FUNCTION-AT-THE-JUNCTION.COM	8/13/2014
GEORGEGREENBY.CA	1/15/2015
GEORGEGREENBY.COM	1/14/2015
GEORGEGREENBY.INFO	1/15/2015
GEORGEGREENBY.NET	1/14/2015
GEORGEGREENBY.ORG	1/15/2015
GEORGEGREENBY.TV	1/14/2015
GEORGES-SECRET-KEY.COM	1/14/2015
GEORGESSECRETKEY.CA	1/15/2015
GEORGESSECRETKEY.INFO	1/15/2015
GEORGESSECRETKEY.NET	1/14/2015
GEORGESSECRETKEY.ORG	1/15/2015
GEORGESSECRETKEY.TV	1/14/2015
ICECREAMANDMAGGOT.CA	1/11/2015
ICECREAMANDMAGGOT.COM	1/10/2015
ICECREAMANDMAGGOT.INFO	1/11/2015
ICECREAMANDMAGGOT.NET	1/10/2015

Nerd Corps Entertainment – CONFIDENTIAL

Schedule 4.1(s)(i) - Non-CR IP registrations

URL Registrations

DomainName	ExpirationDate
ICECREAMANDMAGGOT.ORG	1/11/2015
ICECREAMANDMAGGOT.TV	1/10/2015
INTERGALACTICFUNKKNIGHTS.COM	10/3/2014
JETPACDISTRIBUTION.COM	3/20/2015
JETPACKDISTRIBUTION.TV	3/20/2015
KATEANDMIMMIM.CA	7/16/2019
LEAGUEOFSUPEREVIL.CA	12/1/2014
LEAGUEOFSUPEREVIL.COM	12/1/2014
LEAGUEOFSUPEREVIL.TV	12/1/2014
LIGADESUPERMALVADOS.COM	12/2/2015
LIGADOSSUPERMALVADOS.COM	12/2/2015
MARBLEMINIONS.COM	7/30/2014
MICROTEK.TV	3/2/2015
NCSTAMP.COM	3/12/2015
NERDCORPS.CA	12/23/2014
NERDCORPS.COM	9/3/2014
NERDCORPS.NET	7/14/2015
NERDCORPS.TV	9/28/2014
NERDCORPSENTERTAINMENT.COM	12/23/2014
NERDCORPSTV.COM	9/28/2014
NERDCORPSTV.TV	9/28/2014
RATEDAFORAWESOME.CA	10/22/2014
RATEDAFORAWESOME.COM	10/22/2014
RATEDAFORAWESOME.NET	10/22/2014
RATEDAFORAWESOME.ORG	10/22/2014
RATEDAFORAWESOME.TV	10/22/2014
SECRETKEYTOTHEUNIVERSE.CA	1/15/2015
SECRETKEYTOTHEUNIVERSE.NET	1/14/2015
SECRETKEYTOTHEUNIVERSE.ORG	1/15/2015
SECRETKEYTOTHEUNIVERSE.TV	1/14/2015
SECRETOFTHESHADOWMINES.COM	2/7/2015
SILAGEJINGLING.COM	5/15/2015
SLAGUTERRA.COM	2/12/2015
SLAGUTERRA.INFO	2/12/2015
SLAGUTERRA.NET	2/12/2015
SLAGUTERRA.ORG	2/12/2015
SLUGISODES.COM	11/23/2014
SLUGITOUT.COM	10/30/2014
SLUGSLINGER.COM	11/22/2014
SLUGTERRA.CA	9/20/2014
SLUGTERRA.COM	9/19/2016
SLUGTERRA.NET	9/19/2014
SLUGTERRA.ORG	9/20/2014
SLUGTERRA.TV	9/19/2014
SLUGTERRAINEA.CA	5/11/2015
SLUGTERRANEO.COM	2/12/2015

Nerd Corps Entertainment – CONFIDENTIAL

Schedule 4.1(s)(i) - Non-CR IP registrations

URL Registrations

DomainName	ExpirationDate
SLUGTERRANEO.INFO	2/12/2015
SLUGTERRANEO.NET	2/12/2015
SLUGTERRANEO.ORG	2/12/2015
SLUGTERRE.COM	2/12/2015
SLUGTERRE.INFO	2/12/2015
SLUGTERRE.NET	2/12/2015
SLUGTERRE.ORG	2/12/2015
SQUIRRELCURSESOLUTIONS.COM	5/5/2019
STORMHAWKS.COM	6/4/2015
STRINGBEANDETECTIVE.CA	5/26/2015
STRINGBEANDETECTIVE.COM	5/26/2015
STRINGBEANDETECTIVE.NET	1/10/2015
STRINGBEANDETECTIVE.ORG	1/10/2015
STRINGBEANDETECTIVE.TV	5/26/2015
STUMPING-GROUND.CA	10/23/2014
STUMPING-GROUND.COM	10/23/2014
STUMPING-GROUND.INFO	10/23/2014
STUMPING-GROUND.NET	10/23/2014
STUMPING-GROUND.ORG	10/23/2014
STUMPING-GROUND.TV	10/23/2014
STUMPINGGROUND.CA	10/24/2014
STUMPINGGROUND.INFO	10/24/2014
STUMPINGGROUND.NET	10/23/2014
STUMPINGGROUND.TV	10/23/2014
THEDEEP.CA	7/10/2015
THEDEEP.TV	7/10/2015
THEDEEPTV.CA	7/13/2015
THEDEEPTV.COM	7/12/2015
THEDEEPTV.INFO	7/13/2015
THEDEEPTV.NET	7/12/2015
THEDEEPTV.ORG	7/13/2015
SLUGTERRA.GR	2/20/2016	Greek Domain
slugterra.com.cn	5/16/2015	Asia Domain
silagejingling.com.cn	5/16/2015	Asia Domain
silagejingling.cn	5/16/2015	Asia Domain

Nerd Corps Entertainment - CONFIDENTIAL

SCHEDULE 4.1(s)(ii) – LIMITS ON INTELLECTUAL PROPERTY OWNERSHIP

1.	Please see Schedule 4.1(q)(iv) (Distribution Agreements or other Licenses or Grants of any Rights of any Purchased Entity Owned Intellectual Property) for a list of licence agreements to the registered copyright.

2.	Various Purchased Companies have obligations to various parties as the creators of several titles in the Nerd Corps’ library, including without limitation, for the payment of episodic creator royalties. Please reference 4.1 (q) (iii) Option agreements for a detailed list of the principal obligations.

SCHEDULE 4.1(s)(v) – LICENSED INTELLECTUAL PROPERTY

Nil.

SCHEDULE 4.1(s)(vii) – INTELLECTUAL PROPERTY VIOLATIONS

Nil.

SCHEDULE 4.1(t) – LICENCES AND COMPLIANCE WITH APPLICABLE LAW

1.	Eligible distributor confirmation issued by Canada Media Fund to NCID November 19, 2007.

2.	Business License #12-105157 issued November 27, 2013 by the city of Vancouver to NCE.

3.	Advantage BC membership issued June 1, 2014 to NCID (annual).

SCHEDULE 4.1(u) – BANKING INFORMATION

*Redacted as containing commercially sensitive information

SCHEDULE 4.1(w) – ABSENCE OF CONFLICTING AGREEMENTS

(ii)

1.	Equipment Lease between Nerd Corps Entertainment Inc. and Royal Bank of Canada, pursuant to Master Lease Agreement dated October 16, 2014, creating a revolving lease facility of up to XXXXX against equipment leases.

*Amount redacted as containing commercially sensitive information

SCHEDULE 4.1(x) – CLAIMS

1.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

2.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Particulars of claims redacted as containing commercially sensitive information

SCHEDULE 4.1(ee) – EMPLOYMENT MATTERS

(i)	Employees not terminable on reasonable notice:

Nil

(ii)	XXXXX XXXXX XXXXX
a.	XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Redacted as containing commercially sensitive information

(iii)	Unfair labour practices: Nil

(iv)	Union organization efforts: Nil

(v)	Collective agreements binding the Purchased Companies:

UBCP Animation Agreement – 2014 to 2017

2012 to 2014 WGC IPA

(vi)	No Transactional Bonuses Payable Except to:

XXXXX XXXXX XXXXX XXXXX XXXXX

XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Redacted as containing personal information

(vii)	Health and Safety Orders: Nil

(viii)	See separate schedule attached

(ix)	Non-standard increases to wages Nil

SCHEDULE 4.1(ee)(viii) – EMPLOYEES

*Redacted as containing commercially sensitive information

SCHEDULE 4.1(ff) – BENEFIT PLANS

1. Pacific Blue Cross benefit plan effective May 1, 2013

SCHEDULE 4.1(gg) – TRANSACTIONS WITH AFFILIATES

(i) Loans to and From Non-Arm’s Length Parties

a.	There are intercorporate loans between the Purchased Companies that net to zero on consolidation of the Purchased Companies

b.	A related party loan from AMF Holdings Inc. to Nerd Corps International Distribution Inc. in the amount of XXXXX

*Amount redacted as containing commercially sensitive information

(ii) Principals’ intercompany services11

a.	Employment Agreement dated September 26, 2004, as amended, between Asaph Fipke and Nerd Corps Entertainment Inc.;
b.	Employment Agreement dated January 1, 2005, as amended, between Charles Johnson and Nerd Corps Entertainment Inc.;
c.	Employment Agreement dated December 15, 2010, as amended, between Kenneth Faier and Nerd Corps Entertainment Inc.

(iii) Obligations of the companies to the Principals12

a.	Various Purchased Companies have obligations to Asaph Fipke in his individual capacity as the creator of several titles in the Nerd Corps’ library, including without limitation, for the payment of episodic creator royalties. Please reference 4.1 (q) (iii) Option agreements with Asaph Fipke.

11 The agreements will be terminated on Closing.

12 The obligations owed to Asaph Fipke pursuant to the Option Agreements will be addressed in the Quitclaim and Waiver Agreement between Asaph Fipke and Nerd Corps Entertainment Inc.

SCHEDULE 4.1(hh)(i) – TAXES

(i) Taxes of each Purchased Company

A.	Nil
B.	Nil
C.	Nil
D.	Filed, But Not Assessed

Company	Tax Year
Adamantium Productions (II) Inc.	2013
Lotsa Thunder Pilot Productions Inc.	2012
Lotsa Thunder Productions Inc.	2014
Nerd Corps Interactive Inc.	2013
Nerd Corps Properties Inc.	2013
Bunny, Squirrel and Gull Productions Inc.	2014
Bunny, Squirrel and Gull Productions (II) Inc.	2014
KMM Productions Inc.	2013

Not Filed Company	Tax Year
Adamantium Productions Inc.	2014
Adamantium Productions (II) Inc.	2014
Adamantium Productions (III) Inc.	2014
Awespiring Productions Inc.	2014
Awespiring Productions (II) Inc.	2014
Hydrologic Productions Inc.	2014
Lotsa Thunder Pilot Productions Inc.	2014
Nerd Corps Development Inc.	2014
Nerd Corps Interactive Inc.	2014
Nerd Corps International Distribution Inc.	2014
Nerd Corps Properties Inc.	2014
Nerd Corps Sound Inc.	2014
Scare School Productions Inc.	2014
Scare School Productions (II) Inc.	2014
Scare School Productions (III) Inc.	2014
Scare School Productions (IV) Inc.	2014
Slugterrainea Productions Inc.	2014
Slugterrainea Productions (II) Inc.	2013

Company	Tax Year
Slugterrainea Productions (II) Inc.	2014
Slugterrainea Productions (III) Inc.	2014
Storm Hawks Productions Inc.	2014
KMM Productions Inc.	2014

E.	Nil
F.	Nil
G.	Nil
H.	Nil
I.	Nil
J.	Nil
K.	Nil

SCHEDULE 4.1(jj) – ABSENCE OF CERTAIN CHANGES

4.1(jj)(i)

Adamantium Productions (II) Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Adamantium Productions Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Awespiring Productions (II) Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Awespiring Productions Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Bunny, Squirrel and Gull Productions (II) Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Mar 14, 2014

Bunny, Squirrel and Gull Productions Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Mar 14, 2014

C. Johnson Holdings Ltd.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Faier Holdings Ltd.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

KMM Productions Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Lotsa Thunder Pilot Productions Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Lotsa Thunder Productions Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Nerd Corps Entertainment Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Mar 15, 2014

Nerd Corps International Distribution Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Mar 15, 2014

Nerd Corps Properties Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Mar 15, 2014

Nerd Corps Sound Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Mar 15, 2014

Scare School Productions (II) Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Scare School Productions (III) Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Scare School Productions (IV) Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Scare School Productions Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Slugterrainea Productions (II) Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Slugterrainea Productions Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

Storm Hawks Productions Inc.	NOTICE OF ARTICLES CHANGED – change of REGISTERED & RECORDS OFFICE – Apr 15, 2014

C. Johnson Holdings Ltd.	ARTICLES CHANGED TO AMEND SHARE RIGHTS AND RESTRICTIONS OF CLASS A VOTING SHARES – Nov 21, 2014

Faier Holdings Ltd.	ARTICLES CHANGED TO AMEND SHARE RIGHTS AND RESTRICTIONS OF CLASS A VOTING SHARES – Nov 21, 2014

The following Purchased Companies were incorporated since December 31, 2013:

Adamantium Productions (III) Inc. (2014-Apr-11)	Incorporation – Apr.11/14

Hydrologic Productions Inc. (2014-Apr-15)	Incorporation – Apr.15/14

Lotsa Thunder Productions (II) Inc. (2014-Jun-03)	Incorporation – Jun.03/14

Nerd Corps Development Inc.	Incorporation – Aug.29/14

(2014-Aug-29)

Slugterrainea Productions (III) Inc. (2014-Aug-20)	Incorporation – Aug.20/14

Scare School Productions (V) Inc. (2014-Nov-21	Incorporation – Nov. 21/14

4.1(jj)(ii)

Nerd Corps Entertainment Inc.

•  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

•  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

•  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

•  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

•  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

•  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

•  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

•  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

•  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Details of dividends redacted as containing commercially sensitive information

Pre-Closing Dividends in connection with Transaction

•  $3,700,000 dividend on Class B Non-Voting Common

•  $650,000 dividend on Class C Non-Voting Common

•  $650,000 dividend on Class D Non-Voting Common

Faier Holdings Ltd.	• XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX • XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX *Details of dividends redacted as containing commercially sensitive information

Pre-Closing Dividends in connection with Transaction
• XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX *Details of dividends redacted as containing commercial sensitive information

C. Johnson Holdings Ltd.

•  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

•  XXXXX XXXXX XXXXX XXXXX XXXXX XXXXX

*Details of dividends redacted as containing commercial sensitive information

Pre-Closing Dividends in connection with Transaction

•  XXXXX XXXXX XXXXX XXXXX XXXXX

*Details of dividends redacted as containing commercial sensitive information

4.1(jj)(iii)

Nil.

4.1(jj)(iv)

Bunny, Squirrel and Gull Productions (II) Inc.	• Issuance of 219,459 Preferred shares–Feb.27/14

Adamantium Productions (III) Inc. (2014-Apr-11)	• Issuance of 1 Common share on incorporation–Apr.11/14

Hydrologic Productions Inc. (2014-Apr-15)	• Issuance of 1 Common share on incorporation–Apr.15/14

Lotsa Thunder Productions (II) Inc. (2014-Jun-03)	• Issuance of 1 Common share on incorporation-Jun.03/14

Nerd Corps Development Inc. (2014-Aug-29)	• Issuance of 100 Class A Common shares on incorporation-Aug.29/14 • Issuance of 100 Class B Common shares on incorporation-Aug.29/14

Slugterrainea Productions (III) Inc. (2014-Aug-20)	• Issuance of 1 Common share on incorporation-Aug.20/14

4.1(jj)(iv)

Nil.

4.1(jj)(vi)

Nil.

4.1(jj)(vii)

Nil.

4.1(jj)(viii)

Nil.

4.1(jj)(ix)

Please see Schedule 4.1(q) which lists Purchased Companies Material Contracts in date order, including recent amendments. Please see also Schedule 1.1(yy) which indicated Permitted Production Financing Agreements entered into by date.

All terminations or cancellations were in the ordinary course as the result of expiry, or were not material.

4.1(jj)(x)

Nil.

4.1(jj)(xi)

Nil.

4.1(jj)(xii)

Nerd Corps International Distribution Inc. is the 37.5% shareholder in Jetpack Distribution Limited, a UK company.

4.1(jj)(xiii)

Nil. All capital expenditures have been made in the ordinary course.